Potash Corporation of Saskatchewan Inc.
Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular

WHEN
SOILS
ARE
HEALTHY...

 **Potash**Corp

Helping Nature Provide

Annual and Special Meeting May 10, 2016



Potash Corporation of Saskatchewan Inc.

February 22, 2016

Dear Shareholder:

The Board of Directors and management are pleased to invite you to join us at Potash Corporation of Saskatchewan Inc.'s 2016 annual and special meeting of shareholders to be held at 3:30 p.m. (Central Standard Time) on Tuesday, May 10, 2016 at the Radisson Hotel, Salon A, 405-20th Street East, Saskatoon, Saskatchewan, Canada.

The 2016 meeting is your opportunity to hear first-hand about our performance and plans for the future and also to consider and vote on a number of important matters. We hope that you can join us in person. We will also webcast the meeting on our website at www.potashcorp.com.

The accompanying Management Proxy Circular provides details about all items for consideration at the meeting, including information about each director nominee and their compensation, our auditors, our corporate governance practices and reports from each of the standing committees of the Board of Directors. It also contains detailed information about our philosophy, policies and programs for executive compensation and how your Board of Directors receives input from shareholders on these matters. We value your views and encourage you to read the Management Proxy Circular in advance of the meeting. At the meeting members of management and of our Board of Directors will be present and you will have the opportunity to meet with them and ask questions.

Your participation in voting at the meeting is important to us. You can vote by attending in person, or alternatively by telephone, via the Internet or by completing and returning the enclosed proxy or voting information form. Please refer to the "About Voting" and "How to Vote" sections of the accompanying Management Proxy Circular for further information.

The Board of Directors and management look forward to your participation at the meeting and thank you for your continued support.

Sincerely,

JOHN W. ESTEY Board Chair	JOCHEN E. TILK President and Chief Executive Officer

Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan Canada S7K 7G3



Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (such meeting and any adjournments and postponements thereof referred to as the "Meeting") of Shareholders of Potash Corporation of Saskatchewan Inc. (the "Corporation"), a corporation organized under the laws of Canada, will be held on:

> Tuesday, May 10, 2016
> 3:30 p.m. (Central Standard Time)
> Radisson Hotel, Salon A
> 405 — 20th Street East
> Saskatoon, Saskatchewan
> Canada S7K 6X6

for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2015 and the report of the auditors thereon;

2. to elect the Board of Directors of the Corporation for 2016;

3. to appoint auditors of the Corporation for 2016;

4. to consider and, if deemed appropriate, adopt, with or without variation, a resolution approving the Corporation's new long-term incentive plan which is attached as Appendix A to the accompanying Management Proxy Circular;

5. to consider and approve, on an advisory basis, a resolution accepting the Corporation's approach to executive compensation;

6. to consider a shareholder proposal; and

7. to transact such other business as may properly come before the Meeting.

This Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular are available on the Corporation's website (www.potashcorp.com) and on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Shareholders who are unable to attend the Meeting are encouraged to complete, sign and return the enclosed proxy form. To be valid, proxies must be received by the Corporation's transfer agent, CST Trust Company, at its Toronto office no later than 3:30 p.m. (Central Standard Time) on Friday, May 6, 2016 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and holidays) before the Meeting resumes.

DATED at Saskatoon, Saskatchewan this 22nd day of February, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

Joseph A. Podwika

JOSEPH A. PODWIKA
Secretary

POTASH CORPORATION OF SASKATCHEWAN INC.
SUITE 500, 122 — 1st AVENUE SOUTH, SASKATOON, SK CANADA S7K 7G3

2016 MANAGEMENT PROXY CIRCULAR

What's Inside

Introduction

Management of Potash Corporation of Saskatchewan Inc. ("PotashCorp", the "Corporation" or the "Company") is providing this Management Proxy Circular to solicit proxies for the Annual and Special Meeting of shareholders of the Corporation to be held on May 10, 2016 (such meeting and any adjournments and postponements thereof, the "Meeting").

Management is soliciting proxies of all Registered Shareholders and Beneficial (Non-Registered) Shareholders ("Beneficial Shareholders") primarily by mail and electronic means, supplemented by telephone or other contact by employees of the Corporation (who will receive no additional compensation) and all such costs will be borne by the Corporation. We have retained the services of D.F. King Canada (the "Proxy Solicitation Agent") to solicit proxies in Canada and the United States at an estimated cost of C$27,000.

This Management Proxy Circular and related proxy materials are being sent to both Registered and Beneficial Shareholders. The Corporation does not send proxy-related materials directly to Beneficial Shareholders and is not relying on the notice-and-access provisions of applicable securities laws for delivery of proxy-related

materials to either Registered or Beneficial Shareholders. The Corporation will deliver proxy-related materials to nominees, custodians and fiduciaries, and they will be asked to promptly forward them to Beneficial Shareholders. If you are a Beneficial Shareholder, your nominee should send you a voting instruction form or proxy form along with this Management Proxy Circular. The Corporation has elected to pay for the delivery of our proxy-related materials to objecting Beneficial Shareholders.

If you have any questions about the information contained in this Management Proxy Circular or require assistance in voting your Shares, please contact the Proxy Solicitation Agent toll-free in North America at 1-800-835-0437 or by email at inquiries@dfking.com.

Common Shares Outstanding

As at February 22, 2016, 837,119,988 common shares in the capital of the Corporation (the "Shares") were outstanding. The Shares trade under the symbol "POT" on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE").

10%+ Shareholders

To the knowledge of the Corporation's directors and officers, no person or company owns or exercises control or direction over more than 10% of the outstanding Shares.

Additional Information

Financial information relating to the Corporation is contained in its consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for the fiscal year ended December 31, 2015.

Additional information relating to the Corporation that is not contained in this Management Proxy Circular, including the Corporation's Annual Report on Form 10-K for the year ended December 31, 2015 (the "Form 10-K"), together with any document incorporated by reference therein, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Copies may be obtained, free of charge, upon request from our Corporate Secretary at Potash Corporation of Saskatchewan Inc., Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3.

Currency

Except as otherwise stated, all dollar amounts are expressed in United States dollars.

Date of Information

Except as otherwise stated, the information contained in this Management Proxy Circular is given as of February 22, 2016.

About Voting

Record Date and Entitlement to Vote

Each shareholder of record at the close of business on March 14, 2016 (the "Record Date") will be entitled to vote at the Meeting the Shares registered in his or her name on that date. Each Share carries the right to one vote for each director nominee and one vote on each other matter voted on at the Meeting.

Unless otherwise noted, all matters to be considered at the Meeting will be determined by a majority of votes cast at the Meeting in person or by proxy.

Quorum

A quorum for the Meeting shall be two or more persons present and holding or representing by proxy not less than 33.33% of the total number of issued and outstanding Shares.

Proxy Voting

The persons named in the proxy form must vote or withhold from voting your Shares in accordance with your instructions on the proxy form. Signing the proxy form gives authority to Mr. John W. Estey, Mr. Jochen E. Tilk, Mr. Wayne R. Brownlee or Mr. Joseph A. Podwika, each of whom is either a director or officer of the Corporation, to vote your Shares at the Meeting in accordance with your voting instructions.

In the absence of such instructions, however, your Shares will be voted as follows:

(1) **FOR the election to the Board of each of the nominees listed on the Corporation's proxy form;**

(2) **FOR the appointment of Deloitte LLP as auditors of the Corporation until the close of the next annual meeting;**

(3) **FOR the resolution approving the Corporation's 2016 long-term incentive plan;**

(4) **FOR the advisory resolution accepting the Corporation's approach to executive compensation;**

(5) **AGAINST the shareholder proposal; and**

(6) **FOR management proposals generally.**

A proxy must be in writing and must be executed by you or by an attorney duly authorized in writing or, if the shareholder is a corporation or other legal entity, by an officer or attorney duly authorized. A proxy may also be completed over the telephone or over the Internet. To be valid your proxy must be received by our transfer agent, CST Trust Company, at its Toronto office no later than 3:30 p.m. (Central Standard Time) on Friday, May 6, 2016 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and holidays) before the Meeting resumes. Please see "How to Vote" on page 2 for further information.

Amendments and Other Matters

The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly come before the Meeting.

As of the date of this Management Proxy Circular, our management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Transfer Agent

You can contact CST Trust Company, the Corporation's transfer agent as follows:

By Telephone:

> 1-800-387-0825 (toll-free within Canada and the United States)
> or
> 1-416-682-3860 (from any country other than Canada or the United States)

By Fax:

> 1-514-985-8843 (all countries)

By Mail:

> P.O. Box 700
> Station B
> Montreal, Quebec, Canada H3B 3K3

Through the Internet:

> www.canstockta.com

How to Vote

REGISTERED SHAREHOLDER VOTING

You are a Registered Shareholder if your Shares are held in your name and you have a share certificate. The enclosed proxy form indicates whether you are a Registered Shareholder.

Voting Options

✋ In person at the Meeting; or
📄 By proxy:
    ☎ By Telephone or Fax; or
    ✉ By Mail; or
    💻 On the Internet.

Voting in Person

If you wish to vote in person at the Meeting, do not complete or return the proxy form. Please register with the transfer agent, CST Trust Company, when you arrive at the Meeting.

Voting by Proxy

Registered Shareholders have four options to vote by proxy:

(a) By Telephone (only available to Registered Shareholders resident in Canada or the United States):

Call 1-888-489-5760 from a touch-tone phone and follow the instructions. You will need the control number located on the enclosed proxy form. You do not need to return your proxy form.

(b) By Fax:

Complete, date and sign the enclosed proxy form and return it by fax to 1-866-781-3111 (toll-free within Canada and the United States) or 1-416-368-2502 (from any country other than Canada or the United States).

(c) By Mail

Complete, date and sign the enclosed proxy form and return it in the envelope provided.

(d) On the Internet

Go to www.cstvotemyproxy.com and follow the instructions on screen. You will need the control number located on the enclosed proxy form. You do not need to return your proxy form.

At any time, CST Trust Company may cease to provide telephone and Internet voting, in which case Registered Shareholders can elect to vote by mail or by fax, as described above.

The persons already named in the enclosed proxy are either directors or officers of the Corporation. Please see "About Voting — Proxy Voting" on page 1. **You have the right to appoint some other person of your choice, who need not be a**

shareholder, to attend and act on your behalf at the Meeting. If you wish to do so, please strike out the four printed names appearing on the proxy form, and insert the name of your chosen proxyholder in the space provided on the proxy form.

If you decide to vote by telephone or on the Internet, you cannot appoint a person to vote your Shares other than our directors or officers whose printed names appear on the proxy form.

It is important to ensure that any other person you appoint is attending the Meeting and is aware that his or her appointment has been made to vote your Shares.

Deadlines for Voting

(a) **Attending the Meeting** — If you are planning to attend the Meeting and wish to vote your Shares in person at the Meeting, your vote will be taken and counted at the Meeting.

(b) **Using the Proxy Form** — If you are voting using the proxy form, your proxy form must be received at the Toronto office of CST Trust Company by mail or fax no later than 3:30 p.m. (Central Standard Time) on Friday, May 6, 2016 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and holidays) before the Meeting resumes.

(c) **Telephone or Internet** — If you are voting your proxy by telephone or on the Internet, your vote must be received by CST Trust Company no later than 3:30 p.m. (Central Standard Time) on Friday, May 6, 2016 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and holidays) before the Meeting resumes.

Revoking Your Proxy

As a Registered Shareholder who has voted by proxy, you may revoke it by timely voting again in any manner (telephone, fax, mail or Internet), or by depositing an instrument in writing (which includes another proxy form with a later date) executed by you or by your attorney authorized in writing with our Corporate Secretary at Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3, at any time up to and including the last business day preceding the date of the Meeting (or any adjournment or postponement, if the Meeting is adjourned or postponed), or by depositing it with the Chairman of the Meeting before the Meeting starts or, after any adjournment or postponement, the Meeting continues. A Registered Shareholder may also revoke a proxy in any other manner permitted by law. In addition, participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you in respect of business covered by that vote.

BENEFICIAL SHAREHOLDER VOTING

You are a Beneficial Shareholder if your Shares are held in a nominee's name such as a bank, trust company, securities broker or other nominee. Typically, the proxy form or voting instruction form sent or to be sent by your nominee indicates whether you are a Beneficial Shareholder.

Voting Options

 In person at the Meeting; or
 By voting instructions.

Voting in Person

If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the instructions of your nominee.

Beneficial Shareholders who instruct their nominee to appoint themselves as proxyholders must, at the Meeting, present themselves to a representative of the transfer agent, CST Trust Company, at the table identified as "Beneficial Shareholders". Do not otherwise complete the form sent to you as your vote will be taken and counted at the Meeting.

Voting Instructions

Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or will have already received, a request for voting instructions or a proxy form for the number of Shares held by you.

Each nominee has its own procedures, which you should carefully follow to ensure that your Shares are voted at the Meeting. These procedures generally allow voting in person or by proxy (telephone, fax, mail or on the Internet). Beneficial Shareholders should contact their nominee for instructions in this regard.

Whether or not you attend the Meeting, you can appoint someone else to attend and vote as your proxyholder. To do this, please follow the procedures of your nominee carefully. The persons already named in the proxy form are either directors or officers of the Corporation. Please see "About Voting — Proxy Voting" on page 1.

It is important to ensure that any other person you appoint is either attending the Meeting in person or returning a proxy reflecting your instructions and is aware that his or her appointment has been made to vote your Shares.

Deadline for Voting

(a) **Attending the Meeting** — If you are planning to attend the Meeting and wish to vote your Shares in person at the Meeting, your vote will be taken and counted at the Meeting.

(b) **Voting Instructions** — Every nominee has its own procedures which you should carefully follow to ensure that your Shares are voted at the Meeting.

If voting by voting instructions, your nominee must receive your voting instructions in sufficient time for your nominee to act on it. For your vote to count it must be received by CST Trust Company at its Toronto office no later than 3:30 p.m. (Central Standard Time) on Friday, May 6, 2016 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and holidays) before the Meeting resumes.

Revoking Voting Instructions

To revoke your voting instructions, follow the procedures provided by your nominee.

Business of the Meeting

Financial Statements

The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2015 are included in the Form 10-K filed with the SEC and the Canadian Securities Administrators (the "CSA").

Nominees for Election to the Board of Directors

The 13 nominees proposed for election as directors of the Corporation are listed on page 6. All nominees have established their eligibility and willingness to serve as directors. Directors will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote **FOR** the election to the Board of Directors of the Corporation (the "Board") of each of the nominees listed on the Corporation's proxy form. If, for any reason, at the time of the Meeting any of the nominees listed on the Corporation's proxy form are unable to serve, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees. Alternatively, the Board may determine to reduce the size of the Board.

The Board unanimously recommends that shareholders vote FOR the election of each of the nominees listed on the Corporation's proxy form. Unless otherwise instructed, the persons designated in the form of proxy intend to vote **FOR** the election of each of the Corporation's nominees listed herein (or for substitute nominees in the event of contingencies not known at present).

Appointment of Auditors

The Board, on recommendation from the Audit Committee, recommends the reappointment of Deloitte LLP, the present auditors of the Corporation, as auditors of the Corporation. At the Meeting, shareholders will be asked to vote to reappoint Deloitte LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation.

The Board unanimously recommends that shareholders vote FOR the reappointment of Deloitte LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation. Unless otherwise instructed, the persons designated in the form of proxy intend to vote **FOR** the reappointment of Deloitte LLP as auditors of the Corporation.

A representative of Deloitte LLP is expected to attend the Meeting. At that time, the representative will have the opportunity to make a statement if he or she desires and will be available to respond to appropriate questions.

Adoption of the 2016 Long-Term Incentive Plan

The Corporation has completed an extensive review of its short- , medium- and long-term incentive compensation programs which has resulted in, among other things, the proposed adoption of the 2016 Long-Term Incentive Plan (the "2016 Long-Term Incentive Plan"). The 2016 Long-Term Incentive Plan will be used in replacement of the Corporation's historical cash-settled medium-term incentive plans and share-settled performance option plans. The Corporation believes that these changes to PotashCorp's executive compensation program will maintain the program's market-competitive position and will better focus the program on sustained performance, as well as ownership and value-creation over the long-term. Furthermore, this new compensation program design will support a balanced approach to risk management.

Key Features of the 2016 Long-Term Incentive Plan

- 21,000,000 Shares would be available for issuance pursuant to the exercise of options and the settlement of performance share units representing approximately 2.51% of the currently issued and outstanding Shares.

- Share reserve results in a total potential dilution level (less than 5%) that is lower than the typical market range among Canadian companies, and is anticipated to support several annual award cycles.

- Anticipated that annual grants to "NEOs" will consist of 30% time-based stock options and 70% performance share units.

- Non-employee directors are not eligible to participate and there are caps on grants to insiders generally.

- The 2016 Long-Term Incentive Plan supports PotashCorp's share ownership philosophy.

- The 2016 Long-Term Incentive Plan provides for "double-trigger" vesting following a change in control.

The 2016 Long-Term Incentive Plan has been approved by the Board and is attached as Appendix A to this Management Proxy Circular. For further information, please see "Adoption of 2016 Long-Term Incentive Plan" and "Compensation" sections of this Management Proxy Circular beginning on pages 75 and 37, respectively.

The Board unanimously recommends that shareholders vote FOR the approval of the 2016 Long-Term Incentive Plan by voting in favour of the following resolution:

"RESOLVED that:

1. *the 2016 Long-Term Incentive Plan is hereby ratified and approved by the shareholders of the Corporation; and*

2. *any director or officer of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to do such things and to take such actions as may be necessary or desirable to carry out the intent of the foregoing resolution and the matters authorized thereby."*

Unless otherwise instructed, the persons designated in the form of proxy intend to vote **FOR** the resolution to approve the Corporation's 2016 Long-Term Incentive Plan.

Advisory Vote on Executive Compensation

The Board and its Human Resources and Compensation ("HR&C") Committee have spent considerable time and effort defining, developing and implementing the Corporation's executive compensation program and believes that its program achieves the goal of maximizing long-term shareholder value while attracting, developing, engaging and retaining world-class talent. At the 2015 annual and special meeting (the "2015 Annual Meeting"), PotashCorp's approach to executive compensation was approved by 97.3% of the Shares voted on the advisory "Say on Pay" resolution.

For further information regarding the Corporation's approach to executive compensation and its shareholder outreach program, please see the "Report of the CG&N Committee" and "Compensation" sections of this Management Proxy Circular beginning on pages 29 and 37, respectively.

As this is an advisory vote, the results will not be binding upon the Board or the Corporation. However, the Board and the HR&C Committee will take the results of the advisory vote into account,

as appropriate, when considering future executive compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on executive compensation related matters. In the event that a significant number of shareholders oppose the resolution, the Board expects to consult with shareholders to understand their concerns and will review the Corporation's approach to executive compensation in the context of these concerns.

The Board proposes that you indicate your support for the Corporation's approach to executive compensation disclosed in this Management Proxy Circular by voting in favour of the following advisory resolution:

"RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation's Management Proxy Circular delivered in advance of the 2016 Annual and Special Meeting of Shareholders."

The Board unanimously recommends that shareholders vote FOR the approach to executive compensation disclosed in this Management Proxy Circular. Unless otherwise instructed, the persons designated in the form of proxy intend to vote **FOR** the advisory resolution.

Shareholder Proposal

A proposal has been submitted by certain shareholders of the Corporation for consideration at the Meeting. Such proposal and the Board's response thereto are set forth in Appendix E attached to this Management Proxy Circular.

The Board unanimously recommends that shareholders vote AGAINST the shareholder proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote **AGAINST** the shareholder proposal.

Director Nominees

Introduction

The articles of the Corporation provide that the Board shall consist of a minimum of six directors and a maximum of twenty directors, with the actual number to be determined from time to time by the Board. The Board has determined that, as at the Meeting, the appropriate number of directors will be 13. Subject to the Corporation's by-laws and applicable law, elected directors will hold office until the next annual meeting of shareholders or until their successors are elected or appointed in accordance with the Corporation's by-laws and applicable law.

Nominees

The 13 individuals being nominated for election in 2016 are:

Christopher M. Burley	Keith G. Martell
Donald G. Chynoweth	Jeffrey J. McCaig
John W. Estey	Aaron W. Regent
Gerald W. Grandey	Jochen E. Tilk
C. Steven Hoffman	Elena Viyella de Paliza
Alice D. Laberge	Zoë A. Yujnovich
Consuelo E. Madere	

The goal of the Corporate Governance and Nominating ("CG&N") Committee is to assemble a board with the appropriate background, knowledge, skills and diversity to effectively carry out its duties, including overseeing the Corporation's strategy and business affairs and foster an environment that allows the Board to constructively engage with and guide management.

For the CG&N Committee to recommend an individual for Board membership, candidates are assessed on their individual qualifications, diversity, experience and expertise and must exhibit the highest degree of integrity, professionalism, values and independent judgment.

The CG&N Committee is of the view that the above director nominees represent an appropriate mix of expertise and qualities to effectively carry out the duties of the Board. See the biographies on the following pages for information on each director nominee's professional experience, background and qualifications and refer to page 30 for information regarding the diverse skill set of our director nominees.

Majority Voting Policy

In an uncontested election, any director nominee who fails to receive votes in favour of his or her election representing a majority of the Shares voted and withheld for the election of the director will tender his or her resignation for consideration by the CG&N Committee. Except in extenuating circumstances, it is expected that the CG&N Committee will recommend to the Board that the resignation be accepted and effective within a period of ninety days and that the action taken by the Board be publicly disclosed. To the extent possible, the CG&N Committee and Board members who act on the resignation shall be directors who have themselves received a majority of votes cast.

PotashCorp has a Majority Voting Policy

Independence

The Board has determined that all director nominees, except for Mr. Tilk and Ms. Viyella de Paliza, are independent. See page 16 for details.

85% (11 of 13) of the director nominees are independent

Biographies

The following biographies highlight the experience, attributes and qualifications of each director nominee. Specifically, the following table states their names and ages, all other positions and offices they have held with the Corporation, their present principal occupation or employment, their business experience over the last five years (including, where applicable, current and past directorships of public companies over the last five years), the period during which they have served as directors of the Corporation, their principal areas of expertise and their independence status. Also disclosed below is each nominee's current security holdings and their value of at-risk holdings as at February 22, 2016, the percentage of votes voted in favour of their election at the 2015 Annual Meeting and their overall Board and committee meeting attendance in 2015, if applicable.

For further detailed information on director independence, attendance, at-risk holdings and compensation, please see the tables and narratives following the biographies under "About the Board" commencing on page 14.



Christopher M. Burley
Age: 54
Calgary, Alberta, Canada
Director since 2009
Independent[1]

Mr. Burley is a Corporate Director and former Managing Director and Vice Chairman, Energy of Merrill Lynch Canada Inc., an investment banking firm. He has over two decades of experience in the investment banking industry. He is non executive Chairman of the board of directors of Parallel Energy Inc.[3] and is a director of Westjet Airlines Ltd. Mr. Burley is a graduate of the Institute of Corporate Directors' Education Program and holds the ICD.D designation.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Finance	Audit (Chair)
Investment Banking	CG&N
Governance	

2015 Board & Committee Meeting Attendance:	
Board: 13/13	Total Board & Committee Attendance: 100%
Audit: 7/7	
CG&N: 4/4	

Other Public Board Memberships — Present & Past Five Years:	
Present Boards:	Past Boards:
Parallel Energy Inc.[3]	n/a
Westjet Airlines Ltd.	

Ownership and Value of At-Risk Holdings[2]:
As at February 22, 2016

Share Ownership: 30,000	Value of At-Risk Holdings: $671,146
DSU Ownership: 11,712	
Stock Options: None	

Ownership Requirement Compliance: Yes	2015 Annual Meeting Votes in Favour: 98.98%



Donald G. Chynoweth
Age: 55
Calgary, Alberta, Canada
Director since 2012
Independent[1]

Mr. Chynoweth is Senior Vice President of SNC Lavalin O&M, one of the world's leading engineering and construction groups.
Mr. Chynoweth is a graduate of the University of Saskatchewan, with more than 30 years of management experience in business, politics, investment and business development. He is also a graduate of the Institute of Corporate Directors (ICD) and is a member of the ICD Calgary Executive Committee. Mr. Chynoweth is a member of the board of directors of Hospice Calgary and is a former director of AltaLink, L.P., a subsidiary of SNC Lavalin.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Global/International Commerce	Audit
Security	SH&E
Public Policy	

2015 Board & Committee Meeting Attendance:	
Board: 13/13	Total Board & Committee Attendance: 100%
Audit: 7/7	
SH&E: 4/4	

Other Public Board Memberships — Present & Past Five Years:	
Present Boards:	Past Boards:
n/a	AltaLink, L.P.

Ownership and Value of At-Risk Holdings[2]:
As at February 22, 2016

Share Ownership: 22,000	Value of At-Risk Holdings: $552,756
DSU Ownership: 12,354	
Stock Options: None	

Ownership Requirement Compliance: Yes	2015 Annual Meeting Votes in Favour: 99.29%



John W. Estey
Age: 65
Glenview, Illinois, USA
Director since 2003
Independent[1]

Mr. Estey is Chairman of the Board of PotashCorp. He is also Chairman of S&C Electric Company, a global provider of equipment and services for electric power systems. He is a director of Southwire Company and the American Writers Museum as well as a member of the Board of Trustees of the Adler Planetarium & Astronomy Museum.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Global/International Commerce Business Management HR&C Safety/Environmental	Board Chair CG&N

2015 Board & Committee Meeting Attendance:	
Board: 13/13 CG&N: 4/4	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	

Present Boards:
   n/a
	Past Boards:
	   n/a

Ownership and Value of At-Risk Holdings[2]:	

As at February 22, 2016
   Share Ownership: 26,000
   DSU Ownership: 96,813
   Stock Options: None
	Value of At-Risk Holdings: $1,976,061

| Ownership Requirement Compliance: Yes | 2015 Annual Meeting Votes in Favour: 97.33% |



Gerald W. Grandey
Age: 69
Saskatoon, Saskatchewan, Canada
Director since 2011
Independent[1]

Mr. Grandey was formerly Chief Executive Officer and a board member of Saskatoon-based Cameco Corporation. He is Chair of Rare Element Resources Ltd., Chairman Emeritus of the World Nuclear Association, a director of the Saskatoon Persephone Theatre and a member of the Canadian Mining Hall of Fame. He also serves on the Dean's Advisory Council of the University of Saskatchewan's Edwards School of Business and the Board of Governors of the Colorado School of Mines Foundation. He was formerly a director of Canadian Oil Sands Limited.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Mining Industry Global/International Commerce Global Senior Executive Management	CG&N (Chair) HR&C

2015 Board & Committee Meeting Attendance:	
Board: 13/13 CG&N: 4/4 HR&C: 6/6	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	

Present Boards:
   Rare Element Resources Ltd.
	Past Boards:
	   Cameco Corporation
	   Canadian Oil Sands Limited
	   Inmet Mining Corporation
	   Sandspring Resources Ltd.

Ownership and Value of At-Risk Holdings[2]:	

As at February 22, 2016
   Share Ownership: 10,500
   DSU Ownership: 28,204
   Stock Options: None
	Value of At-Risk Holdings: $622,747

| Ownership Requirement Compliance: Yes | 2015 Annual Meeting Votes in Favour: 98.80% |



C. Steven Hoffman
Age: 67
Tampa, Florida, USA
Director since 2008
Independent[1]

Mr. Hoffman is a former senior executive of IMC Global Inc. With over 23 years of global fertilizer sales and marketing management experience, he retired as Senior Vice President and President, Sales and Marketing of IMC Global upon completion of the IMC Global and Cargill Fertilizer merger, which created the Mosaic Company. He is a former Chairman and President of the Phosphate Chemicals Export Association, Inc. and a former Chairman of Canpotex Limited.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Fertilizer/Mining/Chemical Industry	SH&E (Chair)
Global Agriculture/International Commerce	HR&C
Business Management	

2015 Board & Committee Meeting Attendance:	
Board: 13/13	Total Board & Committee Attendance: 100%
SH&E: 4/4	
HR&C: 6/6	

Other Public Board Memberships — Present & Past Five Years:	
Present Boards:	Past Boards:
n/a	n/a

Ownership and Value of At-Risk Holdings[2]:	
As at February 22, 2016	
Share Ownership: 6,600	Value of At-Risk Holdings: $819,399
DSU Ownership: 44,326	
Stock Options: None	

Ownership Requirement Compliance: Yes	2015 Annual Meeting Votes in Favour: 99.30%



Alice D. Laberge
Age: 59
Vancouver, British Columbia, Canada
Director since 2003
Independent[1]

Ms. Laberge is a Corporate Director and the former President and Chief Executive Officer of Fincentric Corporation, a global provider of software solutions to financial institutions. She was previously Senior Vice President and Chief Financial Officer of MacMillan Bloedel Ltd. She is a director of the Royal Bank of Canada, Russel Metals Inc. and SilverBirch Holdings Inc. and has served as a director of Delta Hotels Ltd., Catalyst Paper Corporation and St. Paul's Hospital Foundation of Vancouver. Ms. Laberge is the past Chair of the Board of Governors of the University of British Columbia and the past Chair of its Audit Committee.

Principal Areas of Expertise/Experience:	Board Committee Membership:
e-Commerce/Technology	Audit
Finance/Accounting	CG&N
Compensation/Human Resources	

2015 Board & Committee Meeting Attendance:	
Board: 13/13	Total Board & Committee Attendance: 100%
CG&N: 4/4	
Audit: 7/7	

Other Public Board Memberships — Present & Past Five Years:	
Present Boards:	Past Boards:
Royal Bank of Canada	n/a
Russel Metals Inc.	

Ownership and Value of At-Risk Holdings[2]:	
As at February 22, 2016	
Share Ownership: 17,000	Value of At-Risk Holdings: $1,401,970
DSU Ownership: 70,133	
Stock Options: None	

Ownership Requirement Compliance: Yes	2015 Annual Meeting Votes in Favour: 93.05%



Consuelo E. Madere
Age: 55
Destin, Florida, USA
Director since 2014
Independent[1]

Ms. Madere is the President and Founder of Proven Leader Advisory, LLC, a management consulting and executive coaching firm. She is a former executive officer of Monsanto Company, a leading global provider of agricultural products and retired as Monsanto's Vice President, Global Vegetables and Asia Commercial. Ms. Madere is a member of the Latin Corporate Directors Association as well as the Hispanic Association on Corporate Responsibility and serves on the Dean's Advisory Council of the Louisiana State University Honors College.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Global Agriculture Global/International Commerce Global Senior Executive Management	Audit SH&E

2015 Board & Committee Meeting Attendance:	
Board: 13/13 SH&E: 4/4 Audit: 7/7	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	

Present Boards:
    n/a
	Past Boards:
	    n/a

Ownership and Value of At-Risk Holdings[2]:	

As at February 22, 2016
    Share Ownership: 16,500
    DSU Ownership: 13,562
    Stock Options: None
	Value of At-Risk Holdings: $483,698

Ownership Requirement Compliance: Yes	2015 Annual Meeting Votes in Favour: 99.68%



Keith G. Martell
Age: 53
Saskatoon, Saskatchewan, Canada
Director since 2007
Independent[1]

Mr. Martell, of Saskatoon, Saskatchewan, is Chief Executive Officer and a Director of First Nations Bank of Canada, a Canadian chartered bank primarily focused on providing financial services to the Aboriginal marketplace. He is a Chartered Professional Accountant, formerly with KPMG LLP. He is a director of the Saskatoon Safe Streets Commission and River Cree Enterprises Ltd. and serves on the Dean's Advisory Council of the University of Saskatchewan's Edwards School of Business. Mr. Martell is a former director of the Canadian Chamber of Commerce, Public Sector Pension Investment Board of Canada and The North West Company Inc., and a former trustee of the North West Company Fund. He is also a trustee of Primrose Lake Trust.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Finance/Accounting First Nations Business Management	HR&C (Chair) CG&N

2015 Board & Committee Meeting Attendance:	
Board: 13/13 HR&C: 6/6 CG&N: 4/4	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	

Present Boards:
    n/a
	Past Boards:
	    The North West Company Inc.
	    North West Company Fund

Ownership and Value of At-Risk Holdings[2]:	

As at February 22, 2016
    Share Ownership: 13,100
    DSU Ownership: 29,024
    Stock Options: None
	Value of At-Risk Holdings: $677,775

Ownership Requirement Compliance: Yes	2015 Annual Meeting Votes in Favour: 93.66%



Jeffrey J. McCaig
Age: 64
Calgary, Alberta, Canada
Director since 2001
Independent[1]

Mr. McCaig is Chairman of the Board of Directors of the Trimac Group of Companies, a North American provider of bulk trucking and third-party logistics services. Prior to that, he practiced law, specializing in corporate financing and securities. He is Chairman and director of Bantrel Co., an engineering, procurement and construction company, a director of MEG Energy Corp., a director and co-owner of the Calgary Flames Hockey Club and a director of Orbus Pharma Inc.[4] Mr. McCaig is a former director of The Standard Life Assurance Company of Canada.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Transportation Industry	HR&C
Legal	SH&E
Business Management	

2015 Board & Committee Meeting Attendance:	
Board: 13/13	Total Board & Committee Attendance: 100%
HR&C: 6/6	
SH&E: 4/4	

Other Public Board Memberships — Present & Past Five Years:	
Present Boards:	Past Boards:
MEG Energy Corp.	n/a
Trimac Transportation Ltd. (formerly Trimac Income Fund)	

Ownership and Value of At-Risk Holdings[2]:	
As at February 22, 2016	
Share Ownership: 252,000	Value of At-Risk Holdings: $6,146,959
DSU Ownership: 130,036	
Stock Options: None	

Ownership Requirement Compliance: Yes	2015 Annual Meeting Votes in Favour: 93.05%



Aaron W. Regent
Age: 50
Toronto, Ontario, Canada
Director since 2015
Independent[1]

Mr. Regent is the Founding Partner of Magris Resources Inc. and Chairman and Chief Executive Officer of Biobec Inc. He was previously President and Chief Executive Officer of Barrick Gold Corporation, the world's leading gold producer. Mr. Regent was Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent holds a B.A. from the University of Western Ontario and is a member of CPA Ontario. He is a director of The Bank of Nova Scotia.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Accounting/Audit	Audit
Capital Markets	
Corporate Social Responsibility	
Finance	
Human Resources	

2015 Board & Committee Meeting Attendance: [5]	
Board: 5/5	Total Board & Committee Attendance: 100%
Audit: 2/2	

Other Public Board Memberships — Present & Past Five Years:	
Present Boards:	Past Boards:
The Bank of Nova Scotia	Barrick Gold Corporation
	African Barrick Gold Plc

Ownership and Value of At-Risk Holdings[2]:	
As at February 22, 2016	
Share Ownership: 1,800	Value of At-Risk Holdings: $75,172
DSU Ownership: 2,872	
Stock Options: None	

Ownership Requirement Compliance: Yes	2015 Annual Meeting Votes in Favour: n/a[5]



Jochen E. Tilk
Age: 52
Saskatoon, Saskatchewan,
Canada
Director since 2014
Non-Independent[1]

Mr. Tilk is the President and Chief Executive Officer of the Corporation ("CEO"). Prior to joining PotashCorp, Mr. Tilk was President and Chief Executive Officer of Inmet Mining Corporation (2009-2013), a Canadian metals company with operations and projects in numerous countries around the world. He is director of both The Fertilizer Institute and the International Fertilizer Association, is a member of the Canadian Council of Chief Executives and the C. D. Howe Institute and the Chair of the board of directors of Canpotex Limited.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Mining Industry Global/International Commerce Global Senior Executive Management	None

2015 Board & Committee Meeting Attendance:	
Board: 13/13	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	
Present Boards: n/a	Past Boards: Inmet Mining Corporation

Ownership and Value of At-Risk Holdings[2]:	
As at February 22, 2016 Share Ownership: 385 DSU Ownership: See Footnote 6 Stock Options: None	Value of At-Risk Holdings: See Footnote 6

Ownership Requirement Compliance: Yes	2015 Annual Meeting Votes in Favour: 99.29%



Elena Viyella de Paliza
Age: 61
Dominican Republic
Director since 2003
Non-Independent[1]

Ms. Viyella de Paliza is President of Inter-Quimica, S.A., a chemicals importer and distributor, Monte Rio Power Corp. and Jaraba Import, S.A., a subsidiary of Monte Rio Power Corp. She is a member of the board of the Inter-American Dialogue, EDUCA (Action for Education) and Universidad APEC. She was formerly the President of Indescorp, S.A.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Fertilizer Industry Finance/Business Management Global/International Commerce	SH&E

2015 Board & Committee Meeting Attendance:	
Board: 13/13 SH&E: 4/4	Total Board & Committee Attendance:100%

Other Public Board Memberships — Present & Past Five Years:	
Present Boards: n/a	Past Boards: n/a

Ownership and Value of At-Risk Holdings[2]:	
As at February 22, 2016 Share Ownership: 57,000 DSU Ownership: 51,564 Stock Options: None	Value of At-Risk Holdings: $1,746,795

Ownership Requirement Compliance: Yes	2015 Annual Meeting Votes in Favour: 92.83%



Zoë A. Yujnovich
Age: 40
Calgary, Alberta, Canada
Independent[1]

Ms. Yujnovich has over twenty years of global experience in the mining industry, and is currently Executive Vice President Heavy Oil for Shell Canada, having previously been the Vice President Oil Sands Joint Venture. She recently concluded her term as Chair of the Mining Association of Canada, having been the first female chair in its 79 year history, and previously served as President and CEO Iron Ore Company of Canada and President of Rio Tinto Brazil. Ms. Yujnovich also served as a member of the advisory board of McGill University. Ms. Yujnovich holds an engineering degree from the University of Western Australia as well as a Master's Degree in Business Administration and an Executive MBA from the University of Utah.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Mining Industry Global/International Commerce Global Senior Executive Management	n/a

2015 Board & Committee Meeting Attendance:	
n/a	Total Board & Committee Attendance: n/a

Other Public Board Memberships — Present & Past Five Years:	
Present Boards: None	Past Boards: None

Ownership and Value of At-Risk Holdings[2]:	
As at February 22, 2016 Share Ownership: None DSU Ownership: None Stock Options: None	Value of At-Risk Holdings: $0

Ownership Requirement Compliance: n/a	2015 Annual Meeting Votes in Favour: n/a

(1) See "Director Independence and Other Relationships" and "Director Independence" on page 16.

(2) See "At-Risk" Investment and Year Over Year Changes" on pages 23 and 24 for additional detail.

(3) Mr. Burley is a director of Parallel Energy Inc., administrator of Parallel Energy Trust ("Parallel Energy"). On or about November 9, 2015, Parallel Energy and its affiliates filed applications for protection under the Companies' Creditors Arrangement Act (the "CCAA") and voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code. In November 2015, securities regulators for the Provinces of Alberta, British Columbia, Manitoba, Ontario, Quebec, Saskatchewan and New Brunswick issued cease trading orders in relation to the securities of Parallel Energy for the failure by Parallel Energy to timely file financial statements as well as related continuous disclosure documents. Such cease trade orders continue to be in effect. On November 13, 2015, the TSX determined to delist the trust units and debentures of Parallel Energy at the close of business on December 11, 2015.

(4) Mr. McCaig is a director of Orbus Pharma Inc. ("Orbus"). On or about May 17, 2010, Orbus commenced proposal proceedings pursuant to the provisions of the Bankruptcy and Insolvency Act (Canada) by filing a notice of intention to make a proposal. A proposal was submitted and approved by the creditors of Orbus on September 28, 2010 and approved by the court on October 18, 2010. The proposal was implemented in accordance with the terms and conditions approved by the creditors of Orbus and the court. During 2010, securities regulators for the Provinces of Alberta, British Columbia, Manitoba, Ontario and Quebec issued cease trading orders in relation to the securities of Orbus for the failure by Orbus to timely file financial statements as well as related continuous disclosure documents. Such cease trade orders continue to be in effect. On January 25, 2012, the common shares of Orbus were delisted from TSX Venture Exchange at the request of Orbus.

(5) Mr. Regent was appointed to the Board on September 9, 2015.

(6) Mr. Tilk, as CEO, is subject to the Corporation's executive share ownership requirements. For a discussion of Mr. Tilk's executive share ownership requirements and the value of his at-risk holdings see "Compensation — Compensation Discussion and Analysis — Executive Share Ownership Requirements" on page 45 and "Executive Share Ownership" on page 65.

About the Board

Overview

The Board's Charter (attached as Appendix B to this Management Proxy Circular) provides that the Board is responsible for the stewardship and oversight of management of the Corporation and its global business. The Board's principal duties include overseeing and approving the Corporation's business strategy and strategic planning process as well as approving policies, procedures and systems for implementing strategy and managing risk. The Board regularly schedules meetings during the year, including risk management and strategy as key components of these meetings. Special meetings of the Board are convened as appropriate. In 2015, the Board met thirteen times.

The Board exercises its duties directly and through its Committees. The Board has four standing committees: the Audit Committee, the CG&N Committee, the Safety, Health and Environment ("SH&E") Committee and the HR&C Committee. The reports of the Audit Committee, CG&N Committee, SH&E Committee and HR&C Committee can be found beginning on pages 25, 29, 35 and 37, respectively, each of which provide an overview of the respective committee's area of responsibilities and recent activities.

Core Values, Code of Conduct and Governance Principles

The Board has adopted the "PotashCorp Core Values and Code of Conduct", which sets out our core values: (a) we operate with integrity; (b) our overriding concern is the safety of people and the environment; (c) we listen to all PotashCorp stakeholders; (d) we seek continuous improvement; (e) we share what we learn; and (f) we are accessible, accountable and transparent.

We expect all directors, officers, employees and representatives of PotashCorp, all of its subsidiaries and, where applicable, joint ventures, to comply with our Code of Conduct. The Code of Conduct, in line with our core values, contains principles and guidelines for ethical behavior in the following key areas:

- financial reporting and the maintenance of accurate books and records;
- commitment to safety, health and the environment;
- confidentiality;
- conflicts of interest;
- complying with the laws, rules and regulations in the countries and communities in which we operate;
- honesty and respectful workplaces;
- communications; and
- reporting violations of the Code of Conduct.

The Audit Committee reviews the process for communicating the PotashCorp Core Values and Code of Conduct to relevant personnel and is responsible for monitoring compliance as well as compliance with applicable law, regulations and other corporate policies. The Board, through the Audit Committee Chair, receives reports from the Corporate Ethics and Compliance Committee regarding ethics and compliance activities and programs including receipt of the Compliance Risk Assessment, Summary of Ethics and Compliance Training during the current year and plans for ethics and compliance training in the coming year. Online training programs are provided to pertinent personnel and an acknowledgement of compliance with the Code of Conduct is sought from each employee annually.

The Board, through the Audit Committee Chair, also receives reports of all financial or accounting issues which come to the attention of management, including those raised through the Corporation's anonymous reporting mechanisms.

The Corporation has not filed any material change report since the beginning of the 2015 financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct. Pursuant to the PotashCorp Governance Principles (see below), no waiver of the application of the Conduct of Conduct to directors or executive officers is permitted.

The Board has also adopted the PotashCorp Governance Principles. The Board is committed to establishing and following Governance Principles that are designed to facilitate the successful exercise of each director's responsibilities to the Corporation. The Governance Principles contain principles and guidelines in the following key areas:

- Board independence and integrity;
- functions of the Board;
- Board committees;
- selection and composition of the Board;
- Board leadership;
- performance evaluation and compensation;
- meeting procedures;
- evaluation of CEO performance and succession planning;
- access to management and outside advisors; and
- communications from and with shareholders.

In Canada, the Corporation complies with the governance rules of the CSA and the TSX. In the United States, the Corporation complies with the provisions of the Sarbanes-Oxley Act, the rules of the SEC as well as the rules of the NYSE, in each case as applicable to a foreign private issuer. There are no significant differences between the Corporation's corporate governance practices and those required of U.S. domestic issuers under the NYSE rules.

The PotashCorp Core Values and Code of Conduct, Governance Principles and other governance related documents, together with reference to the rules of the CSA, can be found on the Corporation's website, at www.potashcorp.com, and are available in print to any shareholder who requests a copy. The information on our website is not a part of, or incorporated by reference into, this Management Proxy Circular.

Expectations of Directors

Each member of the Board is expected to act honestly and in good faith and to exercise business judgment that is in the Corporation's best interest.

Pursuant to the PotashCorp Governance Principles each director is, among other things:

- bound by the PotashCorp Code of Conduct and expected to comply with the PotashCorp Governance Principles;

- expected to attend all meetings of the Board and the committees upon which they serve and to come to such meetings fully prepared (where a director's absence is unavoidable, the director should, as soon as practicable, contact the Board Chair, the CEO or the Corporate Secretary for a briefing on the substantive elements of the meeting);

- expected to participate in the Board, committee and related effectiveness evaluation program; and

- expected to take personal responsibility for and participate in continuing director education programs.

A director who has a conflict of interest regarding any particular matter under consideration should advise the Board, refrain from debate on the matter and abstain from any vote regarding it. As noted below, the Board has developed categorical independence standards to assist it in determining whether individual directors are free from conflicts of interest and are exercising independent judgment in discharging their responsibilities.

Board Meetings and Attendance of Directors

The following table provides a summary of the Board and Committee meetings held during 2015. The increase in meetings in 2015 relates to PotashCorp's proposal to negotiate a transaction to acquire K+S Aktiengesellschaft which was subsequently withdrawn. Each director nominee's attendance record for such meetings, as applicable, is set forth above in their respective biographies. Overall, the director nominees attended 100% of applicable Board and Committee meetings in 2015.

Type of Meeting Held	Number of Meetings	Attendance
Board of Directors	13	100%
Audit Committee	7	100%
HR&C Committee	6	100%
CG&N Committee	4	100%
SH&E Committee	4	100%

In an effort to provide directors with a more complete understanding of the issues facing the Corporation and in line with the Corporation's core values, directors are encouraged to attend committee meetings of which they are not a member. In addition to the committees of which he or she is a member, the Board Chair regularly attends other committee meetings. Mr. Estey, following his appointment as Board Chair, attended all committee meetings at the invitation of the Committees. At the invitation of the Committees, the CEO also attended all committee meetings held in 2015.

A session without management present occurs at each meeting of the Board

Pursuant to the PotashCorp Governance Principles, the Board has adopted a policy of meeting in executive session, without management present, at each meeting of the Board. In practice, two such sessions occur at each meeting of the Board; one prior to the business of the meeting and one at the conclusion of the meeting. The Board has also adopted a policy of meeting in executive session, with only independent directors present, at each meeting of the Board. The presiding director at these executive sessions is the Board Chair or, in his or her absence, a director selected by majority vote of those directors present. Sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern. Each Committee of the Board also meets in executive session, without management present, at each meeting of the respective Committee. These policies were complied with for all meetings of the Board and each Committee in 2015.

Directors and new director nominees are also expected to attend each annual meeting of shareholders of the Corporation. Each director nominated for election at the 2015 Annual Meeting was present at such meeting.

Director Independence and Other Relationships

	Committees			
	Audit[1]	**HR&C**[1]	**CG&N**[1]	**SH&E**[2]
Not Independent				
Jochen E. Tilk (management)				
Elena Viyella de Paliza (family business relationship)				√
Independent				
Christopher M. Burley[3]	Chair		√	
Donald G. Chynoweth	√			√
John W. Estey (Board Chair)			√	
Gerald W. Grandey		√	Chair	
C. Steven Hoffman		√		Chair
Alice D. Laberge[3]	√		√	
Consuelo E. Madere	√			√
Keith G. Martell	Chair		√	
Jeffrey J. McCaig		√		√
Aaron W. Regent[3]	√			

(1) All members of the Audit Committee, HR&C Committee and CG&N Committee are independent in accordance with all applicable regulatory requirements and the charter of each such committee requires that each member of the respective committee be independent.

(2) A majority of the SH&E Committee is independent.

(3) Audit Committee financial expert under the rules of the SEC.

Director Independence

The Board has determined that all of the directors of the Corporation, and the proposed nominees, with the exception of Mr. Tilk and Ms. Viyella de Paliza, are independent within the meaning of the PotashCorp Governance Principles, National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101"), applicable rules of the SEC and the NYSE rules.

For a director to be considered independent, the Board must determine that the director does not have any material relationship with the Corporation, either directly or indirectly (e.g., as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Pursuant to the PotashCorp Governance Principles and the PotashCorp Core Values and Code of Conduct, directors and executive officers of the Corporation inform the Board as to their relationships with the Corporation and provide other pertinent information pursuant to questionnaires that they complete, sign and certify on an annual basis. The Board reviews such relationships under applicable director independence standards and in connection with the related person transaction disclosure requirements of Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934 (the "Exchange Act").

As permitted by the NYSE rules, the Board has adopted categorical standards (the "Categorical Standards") to assist it in making determinations of director independence. These standards are set out in Part A of the PotashCorp Governance Principles, which are available on PotashCorp's website at www.potashcorp.com.

Mr. Tilk is the CEO of the Corporation and is therefore not independent.

Two of Ms. Viyella de Paliza's brothers are executive officers of Fertilizantes Santo Domingo, C. por A ("Fersan"), a fertilizer bulk blender and distributor of agrichemicals based in the Dominican Republic, which entered into transactions with the Corporation in 2015 in excess of 2% of Fersan's 2015 gross revenues. As a result, the Board has determined that Ms. Viyella de Paliza is not considered independent for purposes of the NYSE rules. Ms. Viyella de Paliza has no direct or indirect interest in the transactions between the Corporation and Fersan, and all such transactions are completed on normal trade terms. Notwithstanding the fact that Ms. Viyella de Paliza does not meet the aforementioned technical independence standards, the Board believes that she is a valuable contributor to the Board given her industry knowledge and experience and that she acts independently in the best interests of the Corporation.

In determining the independence of its other directors, the Board evaluated business and other relationships that each director had with the Corporation. In doing so, the Board determined as immaterial: (i) certain relationships with the employers of Mr. Chynoweth, Mr. McCaig and Ms. Yujnovich falling below the monetary thresholds set forth in paragraph (c) of our Categorical Standards; (ii) certain immaterial contributions by the Corporation to certain tax exempt/charitable organizations of which Mr. Estey and Mr. Martell have relations which fall below the transaction thresholds or otherwise fall outside the scope of paragraph (d) of our Categorical Standards; and (iii) any business relationship between the Corporation and an entity as to which the director in question has no relationship other than as a director thereof, including certain directorships of Mr. Burley, Mr. Regent and Ms. Laberge.

Independent Board Chair

Pursuant to the PotashCorp Governance Principles, the Board has determined that the Corporation is best served by dividing the responsibilities of the Board Chair and Chief Executive Officer. The Board Chair is independent and chosen by the full Board.

> The Corporation divides the responsibilities of the Board Chair and Chief Executive Officer

John W. Estey is an independent director and was appointed as Board Chair following the 2015 Annual Meeting. Mr. Estey has been a director of PotashCorp since 2003 and has previously served as chair of the HR&C Committee and as chair of the CG&N Committee.

A position description for the Board Chair has been developed and approved by the Board and is available on the Corporation's website at www.potashcorp.com. Among other things, the Board Chair is expected to:

- provide leadership to ensure effective functioning of the Board;

- chair meetings of the Board and assist with setting meeting agendas;

- lead in the assessment of Board performance;

- assist the HR&C Committee in monitoring and evaluating the performance of the Chief Executive Officer and senior officers of the Corporation;

- lead the Board in ensuring succession plans are in place at the senior management level; and

- act as an effective liaison among the Board and management.

In addition, position descriptions for each Board Committee Chair have been developed and approved by the Board and can be found on the Corporation's website at www.potashcorp.com as attachments to the relevant Board Committee Charter.

Board Interlocks

In addition to the independence requirements, the Corporation has established an additional requirement that there shall be no more than two board interlocks at any given time. A board interlock occurs when two of the Corporation's directors also serve together on the board of another for-profit company. As of the date of this Management Proxy Circular, there are no board interlocks among the Board members.

Limitations on Other Board Service

The PotashCorp Governance Principles also contain limitations on the number of other directorships that directors and the CEO of the Corporation may hold. Directors who are employed as CEOs, or in other senior executive positions on a full-time basis, should not serve on more than two boards of public companies in

addition to the Corporation's Board. Other directors should not serve on more than three boards of public companies in addition to the Corporation's Board. The CEO of the Corporation should not serve on the board of more than two other public companies and should not serve on the board of any other company where the CEO of that other company serves on the Corporation's Board. In all cases, prior to accepting an appointment to the board of any company, the CEO of the Corporation must review and discuss the appointment with the Board Chair of the Corporation and obtain Board approval.

CEO Position Description

A written position description for the CEO has been developed and approved by the Board. The CEO reports to the Board and has general supervision and control over the business and affairs of the Corporation. Among other things, the CEO is expected to:

- foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfils social responsibility;

- develop and recommend to the Board a long-term strategy and vision for the Corporation that leads to creation of shareholder value;

- develop and recommend to the Board annual business plans and budgets that support the Corporation's long-term strategy; and

- consistently strive to achieve the Corporation's financial and operating goals and objectives.

Board Tenure and Retirement Policy

As at February 22, 2016, the Corporation's average Board tenure is 7.7 years. Following the Meeting, should all director nominees be elected, the average tenure of the Board will be 7.1 years.

Board Tenure



31%
10-15 YEARS

38%
0-4 YEARS

AVERAGE TENURE 7.1

31%
5-9 YEARS

Tenure of nominees for the Meeting

Pursuant to the PotashCorp Governance Principles, directors should not generally stand for re-election after reaching the age of seventy-two. At this time, the Board does not believe that term limits are appropriate, nor does it believe that directors should expect to be re-nominated annually until they reach the normal retirement age established by the Board. On an ongoing basis a balance must be struck between ensuring that there are fresh ideas and viewpoints while not losing the insight, experience and other benefits of continuity contributed by longer serving directors. The Board recently tasked certain of its members to review the Corporation's approach with respect to term limits and the Corporation's retirement policy. Following this review, on the recommendation of the CG&N Committee, the Board has determined at this time not to make any changes to PotashCorp's approach to term limits. The Board also determined to increase the normal retirement age to seventy-two from seventy. The Board believes that its six-part effective evaluation program, discussed in greater detail below, combined with its nomination practices, are working effectively to ensure appropriate Board renewal and diversity.

Pursuant to the PotashCorp Governance Principles, the CEO must resign from the Board immediately upon retirement or otherwise resigning as CEO. Also, a director should offer to resign in the event of a change in principal job responsibilities or in the event of any other significant change in his or her circumstances, including one where continued service on the Board might bring the Corporation into disrepute. For greater certainty, a determination by the Board that a director is no longer independent shall be considered a significant change in such director's circumstances. The CG&N Committee will consider the change in circumstance and recommend to the Board whether the resignation should be accepted.

Board, Committee & Director Assessment

Pursuant to the PotashCorp Governance Principles, the Board has adopted a six-part effectiveness evaluation program for the Board, each Committee and each individual director, which is summarized in the following table. PotashCorp is considering third party evaluations to be conducted in 2016. For further information see the "Report of the CG&N Committee — Director Orientation, Continuing Education and Assessments" on page 32.

Review (Frequency)	By	Action	Outcome[1]
Full Board (Annual)	All Members of the Board	• Board members complete a detailed questionnaire which: (a) provides for quantitative ratings in key areas and (b) seeks subjective comment in each of those areas. • Responses are reviewed by the Chair of the CG&N Committee. • The Board also reviews and considers any proposed changes to the Board of Directors Charter.	• A summary report is prepared by the Chair of the CG&N Committee and provided to the Board Chair, the CG&N Committee and the CEO. • The summary report is reported to the full Board by the Chair of the CG&N Committee. • Matters requiring follow-up are identified and action plans are developed and monitored on a go-forward basis by the CG&N Committee.
Full Board (Periodic)	Management	• Members of senior management who regularly interact with the Board and/or its Committees are surveyed to solicit their input and perspective on the operation of the Board and how the Board might improve its effectiveness. • Survey includes a questionnaire and one-on-one interviews between the management respondents and the Chair of the CG&N Committee.	• Results are reported by the Chair of the CG&N Committee to the full Board.
Board Chair (Annual)	All Members of the Board	• Board members assess and comment on the Board Chair's discharge of his or her duties. The CEO provides specific input from his or her perspective, as CEO, regarding the Board Chair's effectiveness. • Individual responses are received by the Chair of the CG&N Committee.	• A summary report is prepared by the Chair of the CG&N Committee and provided to the Board Chair and the full Board. • The Board also reviews and considers any proposed changes to the Board Chair position description.
Board Committees (Annual)	All Members of each Committee	• Members of each Committee complete a detailed questionnaire to evaluate how well their respective Committee is operating and to make suggestions for improvement. • The Chair of the CG&N Committee receives responses and reviews them with the appropriate Committee Chair. • The Board reviews and considers any proposed changes to the Committee Charters.	• A summary report is prepared and provided to the Board Chair, the Chair of the CG&N Committee, the appropriate Committee and the CEO. The summary report for each Committee is then reported to the full Board by the appropriate Committee Chair. • The Committee Chair is expected to follow-up on any matters raised in the assessment and take action, as appropriate.
Committee Chair (Annual)	All Members of each Committee	• Members of each Committee assess and comment on their respective Committee Chair's discharge of his or her duties. • Responses are received by the Chair of the CG&N Committee and the Committee Chair under review.	• A summary report is provided to the appropriate Committee and to the full Board. • The Board reviews and considers any proposed changes to the Committee Chair position descriptions.
Individual Directors (Annual)	Each Director	• Each director formally meets with the Board Chair (and if desired, the Chair of the CG&N Committee) to engage in a full and frank discussion of any and all issues either wishes to raise, with a focus on maximizing each director's contribution to the Board and his or her respective Committees. • Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.	• The Board Chair employs a checklist, discussing both short- and long-term goals, and establishes action items for each director to enhance his or her personal contributions to the Board and to overall Board effectiveness. • The Board Chair shares peer feedback with each director as appropriate and reviews progress and action taken. • The Board Chair discusses the results of the individual evaluations with the Chair of the CG&N Committee and reports summary findings to the full Board.

[1] Attribution of comments to specific individuals is generally only made if authorized by the individual.

Director Compensation

Approach to Director Compensation

In establishing and reviewing PotashCorp's director compensation program, we have three goals:

1. recruit and retain qualified individuals to serve as members of our Board and contribute to our overall success;

2. align the interests of our Board and shareholders by requiring directors to own at least a minimum number of Shares and/or Deferred Share Units ("DSUs"), and permitting directors to receive up to 100% of their annual retainer in DSUs; and

3. pay competitively by positioning director compensation at the median of the Comparator Group.

2015 Director Compensation Package

We establish director compensation after considering the advice of Towers Watson, our independent compensation consultant, with a view to establishing compensation at the median of the Comparator Group (see "Compensation — Compensation Discussion and Analysis — Compensation Guiding Principles" on page 43). Only non-employee directors (the "outside directors") are compensated for service on the Board. Due to the economic challenges faced in 2014, including the operating changes, the Board determined not to grant any increase in director compensation for 2015.

The following table displays the compensation structure for 2015 for outside directors.

Outside Director – 2015 Compensation Structure	Fee
Board Chair retainer	$400,000
Director retainer	$200,000
Committee Chair retainers	
Audit Committee	$ 20,000
HR&C Committee	$ 20,000
CG&N Committee	$ 15,000
SH&E Committee	$ 15,000
Non-Chair Committee member retainer	$ 5,000
Travel fee (per day)	$ 500
Per diem for Committee meeting	$ 1,500[1]

(1) Each outside director who was a member of a Board Committee, other than the Board Chair, received a per diem fee of $1,500 for committee meetings he or she attended.

Stock-Based Compensation

Effective April 26, 2012, we adopted the Deferred Share Unit Plan (the "DSU Plan"), which allows outside directors to defer, in the form of DSUs, up to 100% of the annual retainer payable to him or her in respect of serving as a director that would otherwise be payable in cash. The DSU Plan is intended to enhance our ability to attract and retain highly qualified individuals to serve as directors and to promote a greater alignment of interests between such

directors and our shareholders. Each DSU has an initial value equal to the market value of a Share at the time of deferral.

Each DSU is credited to the account of an individual director and is fully vested at the time of grant, but is distributed only when the outside director ceases to be a member of the Board, provided that the director is neither our employee nor an employee of any of our subsidiaries. In accordance with elections made pursuant to the terms of the DSU Plan, the director will receive, within a specified period following retirement, a cash payment equal to the number of his or her DSUs multiplied by the applicable Share price at the date of valuation (reduced by the amount of applicable withholding taxes). While the HR&C Committee, with Board approval, has the discretion to distribute Shares in lieu of cash, the HR&C Committee and Board have determined that all distributions pursuant to the DSU Plan will be made in cash. DSUs earn dividends in the form of additional DSUs at the same rate as dividends are paid on Shares.

The number of DSUs credited to the director's account with respect to director retainer fees that the director elects to allocate to the DSU Plan is determined as of the last trading day of each calendar quarter and is equal to the quotient obtained by dividing (a) the aggregate amount of retainer fees allocated to the DSU Plan for the relevant calendar quarter by (b) the market value of a Share on such last trading day (determined on the basis of the closing price on the TSX for participants resident in Canada and on the basis of the closing price on the NYSE for all other participants).

In 2015, 10 of 11 of the current outside directors elected to receive all or a portion of his or her 2015 director retainer fees in the form of DSUs.

The outside directors were not granted any stock options in 2015 and have not been granted any stock options since the Board's decision in 2003 to discontinue stock option grants to outside directors.

Director Share Ownership Requirements

The Board believes that the economic interests of directors should be aligned with those of shareholders. By the time a director has served on the Board for five years, he or she must directly or indirectly own Shares and/or DSUs with a value equal to at least five times the annual retainer paid to directors with at least one-half of such ownership requirement to be satisfied by the time a director has served on the Board for two and one-half years. The Board may make exceptions to these standards in particular circumstances. For purposes of determining compliance, the director's Shares and DSUs will be valued at the higher of cost or market value. Directors will have three years to comply with increased requirements following a significant change in retainer.

As of February 22, 2016, all of our directors were in compliance with the director share ownership requirements described above.

Other Benefits

Directors participate in our Group Life Insurance coverage (Cdn$50,000), Accidental Death and Dismemberment coverage (Cdn$100,000), Business Travel Accidental coverage (Cdn$1,000,000) and Supplemental Business Travel Medical coverage (Cdn$1,000,000). The amounts set forth in parenthesis with respect to each benefit indicates the per calendar year coverage for each director.

The following table sets forth the compensation earned by our outside directors during fiscal 2015 as prescribed in accordance with Item 402(k) of Regulation S-K. The table in footnote (2) below sets forth further details, including the amount of each outside director's 2015 annual retainer and committee meeting and other fees received in the form of cash and DSUs.

2015 Non-Employee Director Compensation[1]

Name	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[2][3][4]	Option Awards ($)[5]	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)[6]	Total ($)
Christopher M. Burley	183,250	70,663	—	—	—	8,476	262,389
Donald G. Chynoweth	127,000	118,324	—	—	—	8,240	253,564
John W. Estey	172,616	298,312	—	—	—	7,663	478,591
Gerald W. Grandey	15,500	247,627	—	—	—	132	263,259
C. Steven Hoffman	16,500	274,366	—	—	—	8,123	298,989
Dallas J. Howe [7]	146,154	182,349	—	—	—	66	328,569
Alice D. Laberge	159,000	170,614	—	—	—	10,030	339,644
Consuelo E. Madere	24,000	220,545	—	—	—	8,444	252,989
Keith G. Martell	147,500	127,740	—	—	—	7,877	283,117
Jeffrey J. McCaig	18,500	387,033	—	—	—	8,240	413,773
Mary Mogford [8]	84,731	136,612	—	—	—	66	221,409
Aaron W. Regent	19,827	51,250	—	—	—	10,930	82,007
Elena Viyella de Paliza	217,000	74,163	—	—	—	12,252	303,415

(1) Those amounts that were paid in Canadian dollars have been converted to United States dollars using the average exchange rate for the month prior to the date of payment.

(2) Stock award amounts set forth above include the amount of annual retainer deferred into DSUs plus dividend amounts on DSUs. The following table sets forth each outside director's annual retainer, meeting and other fees for fiscal year 2015 that were earned or paid in the form of cash or deferred in the form of DSUs.

Remuneration of Directors
For the Fiscal Year Ended December 31, 2015

Name	Annual Retainer Cash ($)	Annual Retainer DSUS ($)	Committee Meeting and Other Fees ($)	Total Remuneration ($)	Percentage of Total Remuneration in DSUs (%)
Christopher M. Burley	168,750	56,250	14,500	239,500	23.49
Donald G. Chynoweth	105,000	105,000	22,000	232,000	45.26
John W. Estey	167,116	167,116	5,500	339,732	49.19
Gerald W. Grandey	—	216,346	15,500	231,846	93.31
C. Steven Hoffman	—	220,000	16,500	236,500	93.02
Dallas J. Howe [7]	146,154	—	—	146,154	—
Alice D. Laberge	136,500	73,500	22,500	232,500	31.61
Consuelo E. Madere	—	210,000	24,000	234,000	89.74
Keith G. Martell	135,000	90,000	12,500	237,500	37.89
Jeffrey J. McCaig	—	210,000	18,500	228,500	91.90
Mary Mogford [8]	76,731	—	8,000	84,731	—
Aaron W. Regent	11,827	51,250	8,000	71,077	72.10
Elena Viyella de Paliza	205,000	—	12,000	217,000	—
Total	1,152,078	1,399,462	179,500	2,731,040	51.24

(3) Reports the grant date fair value, as calculated in accordance with FASB ASC Topic 718, for DSUs received in 2015 pursuant to the DSU Plan. The grant date fair value of each grant of DSUs received by each outside director in 2015 was as follows:

Name	February 5, 2015 (Dividend)	March 31, 2015 (Deferred Fees)	May 4, 2015 (Dividend)	June 30, 2015 (Deferred Fees)	July 31, 2015 (Dividend)	September 30, 2015 (Deferred Fees)	November 3, 2015 (Dividend)	December 31, 2015 (Deferred Fees)
Christopher M. Burley	$2,975 (80.38 units)	$14,062.50 (430.52 units)	$3,712 (113.91 units)	$14,062.50 (443.00 units)	$3,666 (134.86 units)	$14,062.50 (674.16 units)	$4,060 (185.12 units)	$14,062.50 (787.97 units)
Donald G. Chynoweth	$2,522 (68.13 units)	$26,250 (803.64 units)	$3,320 (101.88 units)	$26,250 (826.93 units)	$3,438 (126.48 units)	$26,250 (1258.43 units)	$4,044 (184.40 units)	$26,250 (1470.87 units)
John W. Estey	$29,639 (800.84 units)	$27,500 (852.71 units)	$32,808 (1006.69 units)	$39,616 (1279.16 units)	$33,677 (1239.02 units)	$50,000 (2433.09 units)	$35,072 (1599.27 units)	$50,000 (2920.56 units)
Gerald W. Grandey	$6,061 (163.75 units)	$52,500 (1607.27 units)	$7,852 (240.93 units)	$53,846 (1696.26 units)	$8,033 (295.56 units)	$55,000 (2636.71 units)	$9,335 (425.68 units)	$55,000 (3081.86 units)
C. Steven Hoffman	$11,555 (312.22 units)	$55,000 (1705.43 units)	$13,312 (408.48 units)	$55,000 (1775.91 units)	$14,142 (520.32 units)	$55,000 (2676.40 units)	$15,357 (700.28 units)	$55,000 (3212.62 units)
Dallas J. Howe [7]	$40,707 (1099.90 units)	—	$48,464 (1487.09 units)	—	$45,721 (1682.14 units)	—	$47,457 (2164.03 units)	—
Alice D. Laberge	$21,363 (577.21 units)	$18,375 (562.55 units)	$25,656 (787.24 units)	$18,375 (578.85 units)	$24,417 (898.35 units)	$18,375 (880.90 units)	$25,678 (1170.89 units)	$18,375 (1029.62 units)
Consuelo E. Madere	$1,478 (39.93 units)	$52,500 (1627.91 units)	$2,238 (68.68 units)	$52,500 (1695.19 units)	$2,909 (107.02 units)	$52,500 (2554.74 units)	$3,920 (178.76 units)	$52,500 (3066.59 units)
Keith G. Martell	$8,037 (217.16 units)	$22,500 (688.83 units)	$9,841 (301.98 units)	$22,500 (708.80 units)	$9,546 (351.21 units)	$22,500 (1078.65 units)	$10,316 (470.42 units)	$22,500 (1260.76 units)
Jeffrey J. McCaig	$38,615 (1043.37 units)	$52,500 (1607.27 units)	$46,610 (1430.20 units)	$52,500 (1653.86 units)	$44,582 (1640.24 units)	$52,500 (2516.86 units)	$47,226 (2153.51 units)	$52,500 (2941.77 units)
Mary Mogford [8]	$30,497 (824 units)	—	$36,308 (1114 units)	—	$34,253 (1260.22 units)	—	$35,554 (1621.24 units)	—
Aaron W. Regent	—	—	—	—	—	—	—	$51,250 (2871.73 units)
Elena Viyella de Paliza	$17,132 (462.89 units)	—	$18,776 (576.13 units)	—	$18,995 (698.86 units)	—	$19,260 (878.27 units)	—

(4) As of December 31, 2015, the total number of DSUs held by each outside director was as follows: Mr. Burley, 11,712; Mr. Chynoweth, 12,354; Mr. Estey, 96,813; Mr. Grandey, 28,204; Mr. Hoffman, 44,326; Mr. Howe, 127,716; Ms. Laberge, 70,133; Ms. Madere, 13,562; Mr. Martell, 29,024; Mr. McCaig, 130,036; Mr. Regent, 2,872; Ms. Mogford, 95,682 and Ms. Viyella de Paliza, 51,564.

(5) As of December 31, 2015, none of the outside directors held outstanding options.

(6) Reports the cost of tax gross-ups for taxable benefits and life insurance premiums paid for the benefit of each director.

(7) Mr. Howe retired from the Board on May 13, 2015, at the expiry of his term.

(8) Ms. Mogford retired from the Board on May 13, 2015, at the expiry of her term.

"At-Risk" Investment and Year Over Year Changes

The following table provides ownership information for our current non-executive directors as at February 22, 2016 and February 20, 2015, respectively. For a discussion of Mr. Tilk's executive share ownership requirements and the value of his at-risk holdings, see "Compensation — Compensation Discussion and Analysis — Executive Share Ownership Requirements" on page 45 and "Compensation — Executive Compensation — Executive Share Ownership" on page 65.

	Director Since	Year	Common Shares (#)	DSUs (#)[1]	Common Shares and DSUs (#)[2]	Total Current At-Risk Value of Common Shares and DSUs ($)[3]	Ownership Requirement Compliance[4][5]
Christopher M. Burley	2009	2016	30,000	11,712	41,712	671,146	YES
		2015	30,000	8,944	38,944	1,440,137	
		Change	—	+2,768	+2,768		
Donald G. Chynoweth	2012	2016	22,000	12,354	34,354	552,756	YES
		2015	10,000	7,581	17,581	650,147	
		Change	+12,000	+4,773	+16,773		
John W. Estey	2003	2016	26,000	96,813	122,813	1,976,061	YES
		2015	3,000	85,484	88,484	3,272,148	
		Change	+23,000	+11,329	+34,329		
Gerald W. Grandey	2011	2016	10,500	28,204	38,704	622,747	YES
		2015	10,500	18,220	28,720	1,062,082	
		Change	—	+9,984	+9,984		
C. Steven Hoffman	2008	2016	6,600	44,326	50,926	819,399	YES
		2015	6,600	33,327	39,927	1,476,486	
		Change	—	+10,999	+10,999		
Alice D. Laberge	2003	2016	17,000	70,133	87,133	1,401,970	YES
		2015	17,000	64,225	81,225	3,003,697	
		Change	—	5,908	5,908		
Consuelo E. Madere	2014	2016	16,500	13,562	30,062	483,698	YES
		2015	—	4,263	4,263	157,632	
		Change	+16,500	+9,299	+25,799		
Keith G. Martell	2007	2016	13,100	29,024	42,124	677,775	YES
		2015	3,800	24,163	27,963	1,034,076	
		Change	9,300	+4,861	14,161		
Jeffrey J. McCaig[6]	2001	2016	252,000	130,036	382,036	6,146,959	YES
		2015	252,000	116,094	368,094	13,612,111	
		Change	—	+13,942	+13,942		
Aaron W. Regent	2015	2016	1,800	2,872	4,672	75,172	YES
		2015	1,800	—	1,800	—	
		Change	—	+2,872	+2,872		
Elena Viyella de Paliza	2003	2016	57,000	51,564	108,564	1,746,795	YES
		2015	57,000	49,410	106,410	3,935,058	
		Change	—	2,154	2,154		
Total		**2016**	**452,500**	**490,600**	**943,100**	**15,174,479**	
		2015	**391,700**	**411,711**	**803,411**	**29,643,574**	
		Change	**60,800**	**78,889**	**139,689**		

(1) DSUs do not carry any voting rights. The number of DSUs held by each director nominee has been rounded down to the nearest whole number.

(2) No Common Shares beneficially owned by any of the director nominees are pledged as security.

(3) Based on the closing price per Share on the NYSE of $36.98 on February 20, 2015 and $16.09 on February 22, 2016.

(4) By the time a director has served on the Board for five years, he or she must directly or indirectly own Shares and/or DSUs with a value at least five times the annual retainer paid to directors. One-half of this ownership requirement is required to be achieved within 2.5 years of joining the Board. For purposes of determining compliance, the director's Shares and/or DSUs will be valued at the higher of cost or market value. Directors will have three years to comply with increased requirements following a significant change in retainer.

Mr. Chynoweth has until May 17, 2017, Ms. Madere has until May 15, 2019 and Mr. Regent has until September 9, 2020 to satisfy their share ownership requirement. Assuming she is elected, Ms. Yujnovich will have until May 10, 2021 to satisfy her share ownership requirement.

(5) The cost base for each non-executive director's at-risk Shares and DSUs is approximately as follows: Mr. Burley — $1,298,973, Mr. Chynoweth — $965,491, Mr. Estey — $2,163,709, Mr. Grandey — $1,290,712, Mr. Hoffman — $1,836,301, Ms. Laberge — $1,263,214, Ms. Madere — $677,590, Mr. Martell — $1,432,343, Mr. McCaig — $13,568,028, Mr. Regent — $95,055 and Ms. Viyella de Paliza — $2,052,899.

(6) Includes 107,696 Shares held in The Jeffrey & Marilyn McCaig Family Foundation.

Report of the Audit Committee and Appointment of Auditors

PotashCorp strongly values the importance of accurate and transparent financial disclosure and effective internal control over financial reporting. To that end, PotashCorp is continually working to maintain sound accounting practices, internal controls and risk management practices. PotashCorp's standing Audit Committee actively assists the Board in fulfilling its oversight responsibilities to ensure (i) the integrity of PotashCorp's financial statements, (ii) PotashCorp's compliance with legal and regulatory requirements, (iii) the qualification and independence of PotashCorp's independent auditors and (iv) the effective performance of PotashCorp's independent auditors.


C. Burley, Chair


D. Chynoweth


A. Laberge


C. Madere


A. Regent

Letter from and Report of the Audit Committee

To Our Fellow Shareholders:

Under the Audit Committee Charter, the Audit Committee has responsibility for the oversight of PotashCorp's financial reporting and audit processes and related internal controls on behalf of the Board. In connection with fulfilling our duties, we met 7 times in 2015. At these meetings, we met with senior members of PotashCorp's financial management team as well as the Corporation's independent auditors. Additionally, we had multiple private sessions with various members of the executive team, including PotashCorp's Chief Financial Officer, Vice President Internal Audit, General Counsel and their designees. At these meetings, we had candid discussions regarding PotashCorp's financial disclosures, financial and risk management and other legal, accounting, auditing and internal control matters.

Deloitte LLP, PotashCorp's independent auditor, reports directly to us, and we have the authority to recommend the appointment and discharge of, oversee and evaluate the independent auditors and to approve fees paid for their services. At our meetings, we discuss PotashCorp's financial reporting with Deloitte LLP, with and without management present. We review with Deloitte LLP the results of its audits as well as its review of PotashCorp's internal control over financial reporting and the overall quality of PotashCorp's financial reporting.

We are pleased to report that PotashCorp has been recognized in 2015 by external third parties for the quality of its corporate reporting. PotashCorp received an honourable mention in Financial Reporting by the Chartered Professional Accountants of Canada and ReportWatch chose PotashCorp's 2014 Annual Integrated Report as first place in its ranking of annual reports.

Audit Committee Charter

At least annually, we review the Audit Committee Charter and PotashCorp's Disclosure Controls and Procedures. This review gives us an opportunity to analyze our responsibilities under these documents and to confirm that the documents comply with current regulatory requirements. The Audit Committee Charter is available on PotashCorp's website, www.potashcorp.com. The Audit Committee Charter is also attached as Appendix C to this Management Proxy Circular.

Report of the Audit Committee

In overseeing the audit process, we received the independent auditor's written disclosures and a letter dated February 4, 2016, as required by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB"), describing all relationships between the auditors and PotashCorp that might bear on the auditor's independence and the auditor's judgment that they are, in fact, independent. We discussed with the independent auditors their independence and their written disclosures. We also reviewed:

- the organizational structure, procedure and practices that support the objectivity of the internal audit department;

- the Internal Audit Department Charter; and

- with both the independent and the internal auditors, their audit plans and scope, as well as the identification of audit risks.

In our meetings with financial management, internal audit and the independent auditors, we: (i) reviewed the unaudited interim financial statements and interim earnings releases and approved the unaudited interim financial statements for the applicable quarter; (ii) reviewed and approved the quarterly MD&A; and (iii) reviewed and discussed with management and the independent auditors the MD&A and the audited financial statements of PotashCorp as at and for the fiscal year ended December 31, 2015, including the quality and acceptability of PotashCorp's financial reporting practices and the completeness and clarity of the related financial disclosures. Management is responsible for the preparation of PotashCorp's financial statements and the independent auditors are responsible for auditing those financial statements.

We reviewed the processes involved in evaluating PotashCorp's internal control environment, and we also oversaw and monitored the 2015 compliance process related to the certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

Based on our review and discussions with management and the independent auditors discussed above, we recommended to the Board that the audited consolidated financial statements and MD&A be included in the Form 10-K for filing with the SEC and CSA.

Risk Management

At PotashCorp, risk management is an integrated discipline that supports informed decision-making throughout the company.

Our integrated approach to managing strategy and risk recognizes the need for clear, timely direction and support among the Board, senior management and our business unit management (top-down activities). Risk management is also embedded into day-to-day decision making and operational activities (bottom-up activities).

Although PotashCorp's risk management processes are established by management, the Board oversees these processes and plays a significant advisory role.

The Board also believes risk management is most effective if it is fully integrated with strategy. In 2015, the Board and management undertook a purposeful shift in their approach to risk management. Integrated strategy and risk frameworks were developed in an effort to

> The Board believes risk management is most effective if it is fully integrated with strategy

enable us to better anticipate, adapt or exploit risks and opportunities in a global marketplace.

The Board satisfies its duties in part through its committees, each of which focuses primarily on risks related to its area of oversight. In particular, the Audit Committee focuses primarily on financial and regulatory compliance risk. We receive regular reports of PotashCorp's ethics and compliance activities, including a review of quantitative and qualitative accounts of compliance matters that have been reported to PotashCorp. In addition to ensuring that there are mechanisms for the anonymous submission of ethics and compliance reports generally, we have established specific procedures for:

• the receipt, retention and treatment of complaints received by PotashCorp regarding accounting, internal accounting controls or auditing matters; and

• the confidential, anonymous submission by employees of PotashCorp of concerns regarding questionable accounting or auditing matters.

In 2015, we received presentations in the areas of pension funding and investment performance, natural gas hedging, cyber security, treasury and taxation.

For additional information regarding risk management, see "How We Approach Risk" beginning on page 27 of our 2015 Annual Integrated Report.

Conclusion

We are proud of PotashCorp's financial reporting processes and procedures and continue to work hard to accurately disclose financial information and maintain effective internal controls over financial reporting.

By the Audit Committee:

Christopher M. Burley (Chair)
Donald G. Chynoweth
Alice D. Laberge
Consuelo E. Madere
Aaron W. Regent

February 22, 2016

Audit Committee Membership

The Board has determined that the following directors, each of whom served as members of the Audit Committee during the year ended December 31, 2015, are independent according to the Board's independence standards as set out in the PotashCorp Governance Principles, National Instrument 52-110 "Audit Committees" ("NI 52-110"), applicable rules of the SEC and the NYSE rules. See also "About the Board — Director Independence and Other Relationships" and "About the Board — Director Independence" on page 16.

> Christopher M. Burley (Chair)
> Donald G. Chynoweth
> Alice D. Laberge
> Consuelo E. Madere
> Aaron W. Regent

The Board has determined that Mr. Burley, Ms. Laberge and Mr. Regent each qualify and are recognized as an "audit committee financial expert" under SEC rules, and all members of the Audit Committee have the requisite accounting and/or related financial management expertise required under NYSE rules. In addition, the Board has determined that each member of the Audit Committee is "financially literate" within the meaning of and as required by NI 52-110.

Education and Experience of Audit Committee Members

The following is a brief description of the qualifications, education and experience of each current member of the Audit Committee that are relevant to the performance of his or her responsibilities as a member of the Audit Committee.

Mr. Burley has acquired significant financial experience and exposure to accounting and financial issues as a corporate director, former Managing Director and Vice Chairman, Energy of Merrill Lynch Canada Inc. and former Managing Director and Chief Financial Officer of Smith Barney Canada, where his duties included direct supervisory experience of accounting personnel and responsibility for the firm's Canadian regulatory filings and compliance. Mr. Burley has over two decades of experience in the investment banking industry and has significant experience relevant to the performance of his responsibilities as Chair of the Audit Committee. Mr. Burley completed his Master of Business Administration at the University of Western Ontario and has completed the Directors Education Program with the Institute of Corporate Directors and holds the ICD.D designation.

Mr. Chynoweth has gained financial experience through his 27 years in operational management, including a significant understanding of audit review processes. Mr. Chynoweth is Senior Vice President of SNC Lavalin O&M and previously sat on the board of AltaLink, L.P. Mr. Chynoweth received a Bachelor of

Commerce degree from the University of Saskatchewan and has completed the Directors Education Program with the Institute of Corporate Directors.

Ms. Laberge has acquired significant financial experience and exposure to accounting and financial issues as a corporate director, the former President, Chief Executive Officer and Chief Financial Officer of Fincentric Corporation, Chief Financial Officer of MacMillan Bloedel Limited and a director and audit committee member of various public companies. Ms. Laberge is also the past Chair of the Board of Governors of the University of British Columbia and the past chair of its audit committee. In her positions with previous companies, she was actively involved in assessing the performance of the companies' auditors. Ms. Laberge completed her Masters of Business Administration at the University of British Columbia.

Ms. Madere, as a retired former executive officer of Monsanto Company, has over 30 years of domestic and global experience spanning manufacturing, strategy, technology, business development, profit & loss responsibility and general management. Over the course of her career she gained significant experience relevant to the performance of her responsibilities as an Audit Committee member and she received her Masters of Business Administration from the University of Iowa.

Mr. Regent serves on the board of and is a former member of the audit committee of The Bank of Nova Scotia, and is also the Founding Partner of Magris Resources Inc. and Chairman and Chief Executive Officer of Biobec Inc. Mr. Regent has acquired significant financial experience during his time as President and Chief Executive Officer of Barrick Gold Corporation, Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, and as President and Chief Executive Officer of Falconbridge Limited. Mr. Regent is a member of the Chartered Professional Accountants of Ontario.

Pre-Approval Policy for External Auditor Services

Subject to applicable law, the Audit Committee is directly responsible for the compensation and oversight of the work of the independent auditors. The Audit

> The Audit Committee must pre-approve the non-audit services of the external auditor

Committee has adopted procedures for the pre-approval of engagements for services of its external auditors.

The Audit Committee's policy requires pre-approval of all audit and non-audit services provided by the external auditor. The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category, as follows:

(1) Audit and audit-related services — these are identified in the annual Audit Service Plan presented by the external auditor

and require annual approval. The Audit Committee monitors the audit services engagement at least quarterly.

(2) Pre-approved list of non-audit services — non-audit services which are reasonably likely to occur have been identified and receive general pre-approval of the Audit Committee, and as such do not require specific pre-approvals. The term of any general pre-approval is 12 months from approval unless otherwise specified. The Audit Committee annually reviews and pre-approves the services on this list.

(3) Other proposed services — all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Chair of the Audit Committee, to whom pre-approval authority has been delegated.

Auditor's Fees

For the years ended December 31, 2015 and December 31, 2014, Deloitte LLP billed PotashCorp the following fees:

	Year Ended December 31,	
	2015	**2014**
Audit Fees	$2,284,887	$3,143,414
Audit-Related Fees	$ 451,205	$ 386,257
Tax Fees	$ 125,125	$ 314,384
All Other Fees	$ 839,810	$ 122,525

Audit Fees

Deloitte LLP billed PotashCorp $2,284,887 and $3,143,414 for 2015 and 2014, respectively, for the following audit services: (i) audit of the annual consolidated financial statements of

PotashCorp for the fiscal years ended December 31, 2015 and 2014; (ii) review of the interim financial statements of PotashCorp included in quarterly reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2015 and 2014; (iii) the provision of consent letters; and (iv) the provision of comfort letters.

Audit-Related Fees

Deloitte LLP billed PotashCorp $451,205 and $386,257 for 2015 and 2014, respectively, for the following services: (i) employee benefit plan audits; (ii) audits of individual statutory financial statements; (iii) verification letters issued for certain of the Company's environmental liabilities; (iv) specified procedure engagements; and (v) subscription based service for accounting literature.

Tax Fees

Deloitte LLP billed PotashCorp $125,125 and $314,384 for 2015 and 2014, respectively, for the following services: (i) tax compliance; and (ii) tax advice, including minimizing tax exposure or liability.

All Other Fees

Deloitte LLP billed PotashCorp $839,810 and $122,525 for 2015 and 2014, respectively, for the following services: (i) preliminary evaluation of software and accompanying planning; (ii) operations advice and training; and (iii) subscription based services for human resources related literature.

All fees paid to the independent auditors for 2015 and 2014 were approved in accordance with the pre-approval policy.

Report of the CG&N Committee

PotashCorp, its Board and its management are committed to the highest standards of corporate governance and transparency. The Corporation has a standing Corporate Governance and Nominating Committee comprised entirely of independent directors.

    

| J. Grandey, Chair | C. Burley | J. Estey | A. Laberge | K. Martell |

Letter from and Report of the Corporate Governance & Nominating Committee

To Our Fellow Shareholders:

While we are proud of our achievements and performance to date in the area of corporate governance, we continue to strive to remain at the forefront of best governance practices and transparency. Our Committee and the Board are continually guided by doing the right thing for our company and our stakeholders. The role of the CG&N Committee, our governance practices and our current areas of focus are described in more detail below and elsewhere in this Management Proxy Circular.

Role of the CG&N Committee

The CG&N Committee actively assists the Board by, among other things:

- continually evaluating the Corporation's governance principles and practices;

- overseeing the Corporation's compliance with regulatory requirements relating to corporate governance;

- facilitating the director nomination and recruitment process;

- managing the review of Board and Committee performance;

- implementing the Corporation's director orientation and ongoing education programs; and

- ensuring the Corporation has instituted appropriate outreach and communication strategies for stakeholders.

During 2015, the CG&N Committee met 4 times. The Chair of the CG&N Committee works closely with the General Counsel, the Deputy General Counsel and the Vice President of Investor and Public Relations to ensure the CG&N Committee is aware of developments and trends in governance practices.

The CG&N Committee Charter, Board of Directors Charter and our other governance related documents are available on our website at www.potashcorp.com. The Board of Directors Charter is also attached as Appendix B to this Management Proxy Circular.

2015 Governance Activities

The CG&N Committee's activities during the past year included the following:

- reviewing and discussing the Board and director evaluations for 2015, and planning for 2016;

- receiving a report of an ad-hoc committee to consider the issue of the Corporation's retirement age, approach to term limits and board composition;

- a recruiting process to identify potential candidates for nomination to the Board, ultimately resulting in Mr. Regent being appointed to the Board on September 9, 2015, and in Ms. Yujnovich being proposed as a nominee to the Board at the Meeting;

- receiving presentations from the General Counsel and Deputy General Counsel on relevant and/or emerging governance topics at several committee meetings;

- overseeing the Board's continuing director education program including the provision of regular corporate and industry updates and noteworthy materials on topics such as governance and compensation;

- reviewing and overseeing the Corporation's response to the shareholder proposal received in respect of the Meeting; and

- reviewing the Board diversity initiative as more fully discussed below.

Nomination Processes, Succession Planning and Board Renewal

A core responsibility of the CG&N Committee is to identify prospective Board members, consistent with Board-approved criteria, and to recommend such individuals as nominees for election to the Board at each annual meeting of shareholders or to fill vacancies on the Board.

For the CG&N Committee to recommend an individual for Board membership, candidates are assessed on their individual qualifications, diversity, experience and expertise and must exhibit the highest degree of integrity, professionalism, values and independent judgment. The CG&N Committee and the Board do not adhere to any quotas in determining Board membership; however, the Board's formal processes for director succession and recruitment expressly encourages the promotion of diversity and in early 2016 the Board adopted a formal diversity policy (as more fully described below) which provides that the Board will strive to ensure a minimum of 30% of the Board be comprised of women.

The CG&N Committee believes that the Board should be comprised of directors with a broad range of experience and expertise and utilizes a skills matrix to identify those areas which are necessary for the Board to carry out its mandate effectively. The following table reflects the diverse skill set requirements of the Board and identifies the specific experience and expertise brought by each individual director nominee.

Name	Fertilizer Industry	Global Agriculture	Agriculture	Global/International Commerce	Transportation Industry	Agricultural/Industrial Technology	Information Technology	Finance	Accounting	Investment Banking	Global Senior Executive Management	Legal	Mining Industry	Chemical Industry	General Business Management	Public Policy	Governance	Compensation/Human Resources	Safety/Environmental	Aboriginal	Security
Christopher Burley								✔	✔	✔					✔		✔				
Donald Chynoweth				✔	✔			✔	✔						✔	✔	✔		✔	✔	✔
John Estey			✔	✔		✔					✔				✔		✔	✔	✔		
Gerald Grandey			✔	✔							✔	✔	✔		✔	✔	✔	✔	✔		
C. Steven Hoffman	✔	✔	✔	✔									✔	✔	✔			✔	✔		
Alice Laberge							✔	✔	✔						✔		✔	✔			
Consuelo Madere		✔	✔	✔		✔					✔			✔	✔				✔		
Keith Martell								✔	✔						✔	✔	✔			✔	
Jeffrey McCaig				✔								✔			✔	✔	✔		✔		
Aaron Regent				✔				✔	✔		✔		✔		✔		✔	✔	✔		
Jochen Tilk				✔		✔					✔		✔		✔			✔	✔		
Elena Viyella de Paliza	✔		✔	✔		✔		✔	✔						✔	✔			✔		
Zoë Yujnovich						✔					✔		✔	✔	✔			✔	✔		

On an ongoing basis, the CG&N Committee asks incumbent directors and senior management to suggest individuals to be considered as prospective Board nominees. The CG&N Committee, in consultation with the Board Chair and CEO, identifies the mix of expertise and qualities required for the Board. The Chair of the CG&N Committee, in consultation with the CG&N Committee, the Board Chair and the CEO, maintains an evergreen list of potential candidates. When it becomes apparent that a new nominee may be required and/or considered for the Board, the CG&N Committee utilizes the above skills matrix in reviewing potential candidates against the skill set of the incumbent Board and the experience and expertise necessary for the Board. Where beneficial, the CG&N Committee may engage the services of a search firm to assist in the identification of director candidates with the necessary skills or experience, and this practice has been utilized recently with respect to the new director nominees. Prior to joining the Board, potential new directors are informed of the degree of energy and commitment the Corporation expects of its directors.

In accordance with section 137 of the *Canada Business Corporations Act* (the "CBCA"), shareholders holding in the aggregate not less than 5% of the Corporation's outstanding Shares may submit a formal proposal for individuals to be nominated for election as directors. Shareholders wishing to make such a formal proposal should refer to the relevant provisions of the CBCA for a description of the procedures to be followed.

Shareholders who do not meet the threshold criteria for making, or otherwise choose not to make, a formal proposal may at any time suggest nominees for election to the Board. Names of and supporting information regarding such nominees should be submitted to: Corporate Secretary, Potash Corporation of Saskatchewan Inc., Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3.

2016 Director Nomination Activities

As a result of the retirements of Mr. Dallas Howe and Ms. Mary Mogford at the 2015 Annual Meeting, the Board undertook a robust director identification process in-line with the procedures outlined above, which included the use of an external search firm. This process resulted in the appointment of Mr. Regent to the Board on September 9, 2015 and the nomination of Ms. Yujnovich for election to the Board at the Meeting. Mr. Regent brings his insights from his extensive background in the global mining industry to PotashCorp, as well as his board experiences from serving as a board member of The Bank of Nova Scotia, and previously on the boards of the International Council for Metals and Mining, the World Gold Council and as past Chairman of the Nickel Institute. Ms. Yujnovich also possesses extensive experience in international business management, mining and manufacturing operations, having been recently appointed as Executive Vice President Heavy Oil for Shell Canada, and previously serving as President and CEO of Iron Ore Company of Canada and President of Rio Tinto Brazil. Ms. Yujnovich also recently completed a term as Chair of the Mining Association of Canada, having been the first female chair in its 79 year history.

Furthermore, the Board appointed Mr. Estey as Board Chair following Mr. Howe's retirement at the 2015 Annual Meeting. Mr. Estey has extensive knowledge of PotashCorp, having been a director since 2003, and previously the chair of the HR&C Committee and the CG&N Committee.

Diversity



Director Diversity

4 Directors 31%

9 Directors 69%

■ Men
■ Women

* Assumes all Nominees elected at the Meeting.

In 2016, PotashCorp adopted a formal board diversity policy relating to, among other things, the identification and nomination of women directors (the "Board Diversity Policy"). The aim of the Board Diversity Policy is to foster PotashCorp's growth and development with respect to diversity among its Board members. This includes, but is not limited to, diversity of personal characteristics such as gender, geographic origin and ethnicity in addition to relevant and diverse professional experiences, skills and knowledge. Under the Board Diversity Policy, the Board has committed to strive to ensure a minimum of 30% of the Board be comprised of women. Under the Board Diversity Policy, the Board shall ensure that qualified candidates considered for open Board positions include a minimum of 50% female candidates. Currently, as to gender, the Board is comprised of three female directors (25%) and nine male directors (75%). Following the Meeting, assuming all of the Corporation's nominees are elected, the Board will be comprised of four female directors (31%) and nine male directors (69%).

The board diversity policy is available on the Corporation's website at www.potashcorp.com.

Executive positions reflect more limited female representation, with 1 of 11 (9%) being female. This is in fact reflective of the overall representation of women in our global workforce, which is 8%, slightly below the industry average. Nonetheless, the Corporation does not accept this level of representation as appropriate. Representation among the Corporation's management group is better, with approximately 17% of our over 300 managers being women.

The Corporation has developed a global diversity and inclusion strategy, an important component of which is to increase the representation of women in the Corporation. While we have not adopted specific targets for the representation of women in our executive officer positions, we recognize that the management group offers a strong cohort for aspiring leaders and acts as a catalyst for advancing leaders at executive levels. Enhancing the representation of women in this group will be a key focus around which the Corporation will align its people development initiatives. As part of our diversity and inclusion strategy, we have committed to achieving representation of a minimum of 25% women in our management group by 2025.

The Corporation's diversity and inclusion strategy will be supported with strategic community investments. These investments will help us to identify increased opportunities to support programs, services, education, training, research, and advocacy measures which enhance the representation of women in leadership and in non-traditional roles in our industry, including STEM opportunities for girls and women. Along with these investments, the alignment of the Corporation's procurement processes to identify and include women-owned businesses will also increase overall opportunities for the inclusion of women in our industry.

Director Orientation, Continuing Education and Assessments

The Board has adopted a New Director Orientation Policy designed to provide each new director with a baseline of knowledge about the Corporation that will serve as a basis for informed decision-making. The orientation program is tailored to the skills, experience, education, knowledge and needs of each new director and consists of a combination of written materials, one-on-one

meetings with senior management, site visits and other briefings and training as appropriate. Current directors may also participate to augment their knowledge or to re-familiarize themselves with the Company's facilities through the site visits. As part of the orientation program, the "PotashCorp Core Values and Code of Conduct" is reviewed and affirmed. The Board has also established a "buddy system" for new Board members, in which they are paired with a current member of the Board to assist with their transition as a member of the Board.

The Board recognizes the importance of continuing education for directors. To facilitate ongoing education, the Corporation (i) maintains a membership for each director in organizations dedicated to corporate governance and ongoing director education, (ii) each year encourages and funds the attendance of each director at one seminar/conference of interest and relevance and one additional seminar/conference for each Committee Chair (each with advance approval of the Corporate Secretary), (iii) encourages presentations by outside experts on matters of particular import or emerging significance, (iv) at least annually, holds a Board meeting at or near an operating site or other facility of the Corporation, a key customer, supplier or affiliated company, (v) provides directors with materials about the Corporation and the industries in which it operates and on topics of governance and compensation and (vi) in cooperation with the Chair of each Committee, provides Committee members with noteworthy articles and other information pertinent to the applicable committee. In addition, directors are canvassed for suggestions on educational presentations and reports and may request presentations by management or external advisors on issues of particular interest. Some of the 2015 director education activities are outlined below.

Along with the Board Chair and incorporating input from management, the CG&N Committee oversees the review of the performance of the Board, its Committees and individual directors. While not expected to be a vehicle used annually, the Board is of the view that a third party evaluation every two to three years would be of benefit, and is pursuing that for 2016. For additional information on the assessment process, see "About the Board — Board, Committee & Director Assessment" on page 19.

2015 Director Education Activities

During 2015 and early 2016, the Board, its Committees and individual directors participated in presentations and received educational information and/or materials on a variety of matters and topics, including those set out in the table below.

	Topic	Presented/ Hosted By	Attended By
2015			
January 21	M&A Considerations: Under what conditions should a board be promoting a sale / acquisition or merger?	ICD	D. Chynoweth
January 21-22	HR&C Committee Bootcamp	NYSE Governance Services	K. Martell
February 3	Cybersecurity oversight and fostering a culture of compliance	Canadian Audit Committee Network	A. Laberge
February 11	Evolving International Tax Rules and the Role of Directors	ICD	A. Laberge
February 12	Palm Oil Plantation Tour — Malaysia	Canpotex	C. Burley
February 24	Director Roundtable Event: Key issues facing directors	ICD	D. Chynoweth
March 10	Board Dynamics	ICD	A. Laberge
March 18-19	Safety Summit	Management	J. Tilk C. Burley D. Chynoweth J. Estey S. Hoffman A. Laberge C. Madere K. Martell J. McCaig E. Paliza
April 22	Financial reporting update	KPMG	A. Laberge
April 24-26	Corporate Directors Summit	Hispanic Association on Corporate Responsibility	C. Madere
June 4	ICD National Conference Shareholder Activism: Short vs. Long-Termism	ICD	C. Burley D. Chynoweth J. McCaig J. Estey J. Grandey
June 23	The Board role in major projects	ICD	D. Chynoweth

	Topic	Presented/ Hosted By	Attended By
July 29	Shareholder Activism and Shareholder Engagement Presentation	External advisor	All Directors
September 27-29	Global Board Leaders' Summit	National Association of Corporate Directors	C. Madere
September 30	Private Roundtable with Gail Cook-Bennett	ICD	D. Chynoweth
October 8	Deloitte's Director Series: Disruption and Innovation	Deloittes	D. Chynoweth
October 19-21	Safety Summit	Management	J. Estey C. Madere
October 20	Cyber Security — What directors need to be asking	ICD	D. Chynoweth
October 20	Seeking additional value from internal audit	Canadian Audit Committee Network	A. Laberge
November 6	The role of the board in risk and crisis management	PWC	A. Laberge
November 25-26	Emerging and evolving audit committee issues	ICD	D. Chynoweth A. Laberge
December 9	Adding value as a Board member on strategy	ICD	D. Chynoweth

Stakeholder Outreach

Reaching out to stakeholders and listening to their opinions is a core value of PotashCorp. The Board encourages stakeholders to engage with appropriate company representatives on relevant matters and actively monitors stakeholder feedback.

The Corporation carries out its shareholder outreach program through a variety of vehicles. For example, it utilizes its website, including the live streaming of the Annual Meeting of Shareholders and an annual investor survey, and in 2015 continued its outreach program of investor conferences and meetings. Listening carefully to the views of shareholders and others is crucial in understanding investors' concerns and sentiment. In addition to the foregoing, investors are provided the ongoing opportunity to contact the Investor Relations department by letter, email or phone.

Further, in 2015, the Corporation continued to use social media channels to engage with a broader group of stakeholders on topics including general corporate information, recruitment and career opportunities at PotashCorp and local Saskatchewan project and community investment news.

As part of its long-established process for engagement beyond the annual meeting, the Board invites shareholders and stakeholders to communicate with its members, including the Board Chair or non-management directors specifically, by directing communications by email to directors@potashcorp.com or by mail to:

PotashCorp Board of Directors
c/o Corporate Secretary
Suite 500, 122-1st Avenue South
Saskatoon, Saskatchewan
Canada S7K 7G3

Matters relating to the Corporation's accounting, internal accounting controls or auditing matters are referred to the Audit Committee. Other matters are referred to the Board Chair. Additionally, to facilitate communications between the Corporation's shareholders and the Board, it is a PotashCorp policy that both directors standing for re-election and new director nominees are expected to attend the Meeting. In 2015, all such directors and nominees were in attendance.

External Recognition

Recent recognition from external third parties regarding the Corporation's governance and disclosure practices include:

- The Globe and Mail — 5th place out of 234 companies in the 2015 Board Games corporate governance rankings (6th in 2014). Top 10 ranking for the last ten years.

- Chartered Professional Accountants of Canada (2015) — Honourable Mention for excellence in Financial Reporting.

- Report Watch — Report on Annual Reports (2015) — 1st in the World.

- Report Watch — Report of the Month (September 2015).

Conclusion

PotashCorp is dedicated to the pursuit of the best governance practices and ensuring optimal board membership and performance through our nomination and Board renewal processes. We also remain committed to ongoing director education and to ensuring the Corporation constructively engages with our shareholders and other stakeholders.

By the CG&N Committee:

Gerald W. Grandey (Chair)
Christopher M. Burley
John W. Estey
Alice D. Laberge
Keith Martell

February 22, 2016

Report of the SH&E Committee

At PotashCorp, safety and environmental stewardship are everybody's top priorities. Simply stated, one of the Corporation's strategic priorities is the relentless pursuit of the safety of our people and the environment. The Corporation has a standing Safety, Health & Environment Committee. The SH&E Committee Charter is available on the Corporation's website at www.potashcorp.com.

The SH&E Committee regularly reviews policies, management systems and performance with respect to safety, health, environment and security matters affecting the Corporation, its employees and the communities in which it operates. We strive to create a culture in which safety, environmental and security awareness is part of every decision we make and every activity we undertake.







| S. Hoffman, Chair | D. Chynoweth | C. Madere | J. McCaig | E. Viyella de Paliza |

Letter from and Report of the Safety, Health & Environment Committee

To Our Fellow Shareholders:

One of the Corporation's Core Values is our overriding concern for the safety of people and the environment. The Board, through the SH&E Committee, is committed to continuous improvement of the Corporation's safety, health and environmental processes at our facilities. Similarly, we are committed to reducing waste, emissions and discharges from our operations. We are also strengthening safety and environmental processes in all of our contractor relationships to improve SH&E performance at our facilities. We continue to promote the safe transport and responsible downstream use of our products.

Role and Responsibilities of the SH&E Committee

The SH&E Committee has oversight responsibility for the safety, health, environmental and security performance of the Corporation. The committee also monitors compliance with applicable internal policies, legislation and regulations. As part of its general oversight responsibility, the committee has the following duties:

- receive and review written and oral reports from management regarding compliance with the Corporation's policies and on compliance with applicable regulatory requirements;

- review with management, safety, health, environmental and security emergency response planning procedures;

- review existing and proposed regulatory requirements in each of the jurisdictions in which the Corporation has operations and assess their legal and operational consequences; and

- in the event of a significant safety, health, environmental or security incident, receive and review reports from management detailing the incident and describing remedial actions taken.

2015 in Review

In 2015, the SH&E Committee met 4 times.

Safety

Unfortunately, in January of 2015 we experienced a fatality at our White Springs phosphate mine as a result of an equipment roll over. Despite the significant ongoing attention to safety, this regrettable tragedy occurred. In addition to our own thorough assessment of this accident, we participated fully in all safety investigations and implemented recommendations as quickly and effectively as possible.

We are actively pursuing ways to enhance existing safety systems and implement industry and company best practices to improve safety. Our safety strategy is focused on three critical elements. Our first and primary focus is improving leadership among our front line supervisors. We know that our most effective

> Our overriding concern is the safety of people and the environment

safety system is the capacity of our workers to identify hazards in the work area and our front line leaders are essential to that process. The second element of our strategy is to get out in front of serious injury and fatality exposure in routine work. As we reflect back on the fatality in 2015, we understand that our risk for serious injuries and fatalities often occurs in tasks that we do every day. Developing a structured and methodical way to proactively identify and mitigate this exposure is key to reducing risk of serious injuries and fatalities. Finally, we know that to be a leader in safety, we must go beyond our employees to also engaging our contractors. We are focused on enhancing our contractor safety management systems to do just this, ensuring that a zero harm culture is promoted and safe work standards are being met.

In 2015, we established safety targets that included: (i) achieving zero life altering injuries at our sites, (ii) reducing our total site recordable injury rate to 0.95 (or lower) and lost time injury rate to 0.10 (or lower) per 200,000 hours worked, and (iii) by 2018 achieving a recordable injury rate in the lowest quartile of a best-in-class peer group. In 2015, we continued working toward these company-wide objectives. Specific targets and initiatives were put in place and all sites began to execute against identified areas of opportunity.

Health

In November of 2015 we approved a five year strategy designed to create alignment with the National Institute for Occupational Safety and Health ("NIOSH") Total Worker Health Program™ by 2020 (the "Five Year Health Action Plan"). Foundational to the new strategy is the standardization and integration of health and wellness initiatives throughout the Corporation in order to maximize the health and wellness of all employees. The complete integration of our traditional occupational health program with site and nutrient specific wellness objectives further facilitates the strategic allocation of resources to those initiatives that truly protect worker health and promote the adoption of healthy lifestyles.

For this new health strategy we have established specific health targets for each of the operational elements including: (i) wellness promotion, (ii) health data management and metrics, (iii) industrial hygiene, (iv) medical surveillance and (v) occupational injury and illness management. All sites have begun to implement the Five Year Health Action Plan.

The Corporation will continue to review and utilize the data collected during the 2016 assessment phase to further refine its long term targets, streamline the adoption of internal best practices, and externally benchmark its health performance with industry peers.

Environmental

The five year strategy we adopted in November 2015 aims to continuously reduce our environmental impact and enhance stakeholder trust by 2020. At the core of the strategy is implementing an improved environmental management system framework. We refer to this framework as a "Plan, Do, Check, and Adjust" model designed for continuous improvement.

In 2015, we established environmental targets that included by 2018: (i) reducing GHG emissions per tonne of nitrogen produced by 5% from 2014 levels; (ii) reducing total environmental reportable incidents by 40% from 2014 levels; and (iii) reducing water consumption per tonne of phosphate produced by 10% from 2014 levels.

In 2015, we lowered GHG emissions by 9% compared to the 2014 baseline. Reportable incidents were unchanged in 2015 (24 vs. 24 in 2014) as was our water usage per tonne of phosphate produced. The Corporation continues to review all factors that contribute to reportable incidents and shares best practices internally, and with our partners, to prevent future incidents. Likewise, the Corporation will remain focused on the long term GHG emissions, reportable incidents and water consumption targets.

Looking forward to 2016

2016 will see the enhancement of our security management systems with the development of a new security strategy. As well, there will be continuing oversight and execution on our five year safety plan along with our new health and environmental strategies. Specific targets in the areas of safety and environmental performance that have been established for 2016 include:

- Achieving zero life-altering injuries at our sites.

- Reducing total site recordable injury and total lost time injury rates to 0.85 and 0.09 (per 200,000 hours worked) or lower.

- Reducing total environmental reportable incidents to 18 or lower.

For more information on our value model, targets and our scorecard please see pages 35 and 46 through 47 of our 2015 Annual Integrated Report.

By the SH&E Committee:

C. Steven Hoffman (Chair)
Donald G. Chynoweth
Consuelo E. Madere
Jeffrey J. McCaig
Elena Viyella de Paliza

February 22, 2016

Compensation

Director and executive compensation continues to be a focal point for investors and an important responsibility of PotashCorp. Our overarching goal in setting executive compensation is to link executive pay with PotashCorp performance. PotashCorp also believes that transparent and concise disclosure of all facets of our director and executive compensation philosophy and program greatly enhances understanding for our shareholders and benefits our compensation program as a whole.

To help shareholders understand our director and executive compensation, we discuss the highlights of the philosophy and program in the following "Letter from and Report of the Human Resources and Compensation Committee". A more detailed discussion is contained under "About the Board — Director Compensation", "— Compensation Discussion and Analysis" ("CD&A") and "— Executive Compensation" beginning on pages 20, 43 and 59, respectively. We encourage you to read the accompanying letter, the director compensation disclosure, the CD&A and the executive compensation disclosure, and we welcome your feedback on our compensation program and disclosure.

The Human Resources and Compensation Committee, formerly the Compensation Committee, is referred to as "we", "our", "us" and the "Committee" throughout the "Letter from and Report of the Human Resources and Compensation Committee", and the "Committee" throughout the rest of this "Compensation" section. The Committee consists of the four director members set out below, each of whom the Board determined has the knowledge, independence and experience to perform his or her responsibilities. The members below were members of the Committee at all relevant times for determining 2015 compensation.









| K. Martell, Chair | G. Grandey | S. Hoffman | J. McCaig |

Letter from and Report of the Human Resources and Compensation Committee

To Our Fellow Shareholders:

Our Roles and Responsibilities

Together with the Board, we are committed to getting compensation right, both for PotashCorp shareholders and for PotashCorp's long-term success. The primary purpose of the Committee is to carry out the Board's overall responsibility for executive and director compensation. Specifically, under the Committee's charter, we:

- are responsible for all compensation issues relating to our directors and executive officers;

- provide oversight of the management development and succession planning process;

- have a broad role in overseeing PotashCorp's human capital, including compensation and benefits; and

- oversee and periodically review PotashCorp's diversity and inclusion initiatives, including Aboriginal outreach efforts.

The Committee held 6 meetings in 2015 and met in executive session without management present at each of these meetings. These meetings included significant discussion of the redesign of the Company's executive compensation plan for 2016, as discussed under "Compensation Discussion and Analysis — Compensation Overview — Looking to the Future" on page 45.

For further information on the process, information flow and inputs used in determining the compensation of our CEO, our Chief Financial Officer, and each of our other three most highly compensated executive officers during 2015 (the "Named Executive Officers" or "NEOs") for services rendered to us and our subsidiaries see Appendix D to this Management Proxy Circular. In addition, the Committee's charter is available on PotashCorp's website at www.potashcorp.com.

Committee Member Independence

The Board has determined that each director who served as a member of the Committee during the year ended December 31, 2015 was independent according to the Board's independence standards as set out in the PotashCorp Governance Principles, the applicable rules under Canadian securities laws, the applicable SEC rules and the NYSE corporate governance rules. For additional information regarding director independence, see "About the Board — Director Independence and Other Relationships" on page 16.

Independent Advice

In designing and implementing PotashCorp's executive compensation philosophy, policies and program, we rely on the input and recommendations of an independent compensation consultant. Since 2005, we have annually engaged Towers Watson as our compensation consultant. Towers Watson reports to our Committee Chair and provides input to us on the philosophy, design and competitiveness of our executive and director compensation programs.

In 2015, we reviewed Towers Watson's independence and concluded that Towers Watson had no conflicts of interest not otherwise disclosed in the CD&A, and provided us with objective and independent executive compensation advisory services. For additional information about the role of our compensation consultant and its independence, see "Compensation Discussion and Analysis — Decision-Making Process — Compensation Consultant" on page 46.

Executive Compensation

Philosophy and Implementation

We strive to make our compensation philosophy simple and clear, so as to be easily communicated to and understood by all of our employees, including executive officers, our shareholders and other stakeholders.

We believe that the most effective compensation program is one that (1) aligns the interests of employees and shareholders by rewarding the achievement of specific annual and long-term financial and other strategic goals, set and designed to increase shareholder value; and (2) is competitive within the marketplace.

Specifically, our compensation philosophy for our employees, including executive officers, is designed and implemented to:

- motivate PotashCorp employees' actions to be aligned with the long-term interests of PotashCorp shareholders and other stakeholders;

- reward performance in line with PotashCorp's corporate goals and shareholder experience, with Board or Committee discretion and flexibility to adjust awards — up or down — to address unique circumstances, supported by well disclosed rationale;

- support the appropriate level of risk-taking that balances short- and long-term objectives;

- provide an appropriate and affordable level of value sharing between PotashCorp shareholders and employees;

- attract, develop, engage and retain quality employees; and

- create an "ownership mentality" in the PotashCorp management team.

As applied to our executive compensation, the Committee believes that this philosophy aligns with the Canadian Coalition for Good Governance Principles of Executive Compensation. This philosophy was considered in the implementation of the executive compensation program in 2015 and will continue to guide the program, and its changes, in the upcoming year.

Compensation Program

Similar to our corporate goals, our executive compensation program components, described below, have different time horizons, and we seek to identify and implement components that are generally complementary in metrics or objectives. Historically, there have been six primary, complementary components of our executive compensation program:

1. base salary

2. short-term incentives under our Short-Term Incentive Plan ("STIP")

3. performance awards issued as medium-term incentives
   at-risk compensation

4. performance stock options issued as long-term incentives under our Performance Option Plan ("POP")

5. retirement benefits

6. severance benefits

The following graphs summarize the components of our executive compensation program in 2015.

Chief Executive Officer Compensation



- 15% Base Salary
- 15% STIP[1]
- 70% Long-Term Incentive[2]
- 85% Total At-Risk Compensation

(1) At target payout level.

(2) Based on maximum value of award issued to Mr. Tilk in lieu of his participation in PotashCorp's medium- and long-term incentive plans pursuant to the terms of his employment agreement with PotashCorp.

Other Named Executive Officer Compensation



25% Base Salary

15% STIP[1]

60% Long-Term Incentive

75% Total At-Risk Compensation

(1)   At target payout level.

For information on the actual payments made under these components, see "Compensation Discussion and Analysis — At-Risk Compensation" and "Compensation Discussion and Analysis — Chief Executive Officer Compensation" on pages 51 and 55, respectively.

Alignment of Executive Pay with Long-Term Shareholder Interests and PotashCorp's Corporate Goals

We understand that long-term shareholder interests are inextricably tied to PotashCorp's performance. We believe that executive compensation should align PotashCorp's executives' actions with the long-term interests of PotashCorp's shareholders; thus, executive compensation should be tied to PotashCorp's performance and the achievement of its corporate goals.

To that end, we set the majority of pay at-risk based on individual and company performance targets with the at-risk portions designed to pay in proportion to PotashCorp's performance, subject to maximum payouts. For example, in 2015, Mr. Tilk's at-risk compensation was targeted at 85% and our other Named Executive Officers' at-risk compensation was targeted at 75%.

> In 2015, CEO at-risk compensation was targeted at 85%.

Furthermore, we set performance targets that we believe will appropriately motivate our executives to help PotashCorp achieve its corporate goals, and tie their compensation to the achievement of those targets. We measure our performance against these goals as discussed below and in more detail in the CD&A following this letter.

For 2015, PotashCorp goals were as follows:

Goal 1: Create superior long-term shareholder value.

- At-risk compensation plans include short-, medium- and long-term cycles based on total shareholder return ("TSR"), share appreciation or similar measures.

Goal 2: Be the supplier of choice to the markets we serve.

- Our STIP is based on Board-approved annual goals relating to sales, productivity, profitability, safety and environment. The only way to achieve target or higher STIP payments is to meet those goals, which, in turn, requires meeting the needs of customers throughout the year.

Goal 3: Build strong relationships with and improve the socioeconomic well-being of our communities.

- PotashCorp actively encourages all employees, particularly executives, to participate in philanthropic programs in their communities, and PotashCorp offers significant gift-matching opportunities to its employees and directors. To encourage meaningful investments in our communities, it is important to sustain earnings and provide opportunities for meaningful compensation on a consistent basis.

Goal 4: Attract, develop, engage and retain employees to achieve our long-term goals.

- Target compensation for executives is designed to be competitive within our industry. Executives are motivated to achieve strong results through opportunities to earn above target compensation based on company and individual performance, and are provided opportunities for internal growth and promotion.

Goal 5: Achieve no harm to people and no damage to the environment.

- At our plant locations, one-half of the annual STIP payout depends on performance in relation to local metrics, a significant portion of which relates to safety and environmental performance. As a result, plant employees are strongly motivated to achieve the local safety and environmental goals to earn target or higher STIP payments. Safety performance is also an important metric in our STIP awards made to all corporate office employees, including our Named Executive Officers. Specifically, at corporate offices, 5 percent of the annual STIP payout depends on PotashCorp's overall safety performance, motivating PotashCorp employees at all levels toward safety awareness and superior safety performance.

Measuring Pay for Performance

We believe that it is important to regularly measure how successful we have been in aligning executive pay with performance. We regularly test the outcomes of the our compensation program to measure their reasonableness and our success in aligning pay with performance. The tests apply to all elements of compensation including retirement benefits and perquisites.

In 2015, as it has in each year since 2007 at the request of the Committee, Towers Watson conducted a study of the relationship of our Named Executive Officers' pay to PotashCorp's performance, as discussed in more detail under "Compensation Discussion and Analysis — Compensation Overview — Performance Measurement" on page 44.

The results of the study conducted by Towers Watson are shown as follows:

Historical 3-Yr Realizable Pay vs. 3-Yr Composite Performance



High Pay
75th
50th
25th
3-Yr Realizable Pay (percentile of peer group)
Low Perf.
Low Pay
ALIGNMENT
2012 - 2014 Analysis
2011 - 2013 Analysis
2010 - 2012 Analysis
High Perf.
25th
50th
75th
3-Yr Composite Performance (percentile of peer group)

Overall, the Committee believes that historically there has been an appropriate alignment between our Named Executive Officers' compensation and PotashCorp's performance. The changes to the compensation program for 2016, as described below, are designed to further align executive pay with PotashCorp's performance. For information on the changes to be made to the compensation program beginning in 2016, see "Compensation Discussion and Analysis — Compensation Overview — Looking to the Future" on page 45.

Value Sharing and Affordability

We believe that our executive compensation program should provide an appropriate level of value sharing between PotashCorp executives and shareholders, with payouts to executives in proportion to PotashCorp's TSR. In addition, we believe it is important that compensation be affordable to PotashCorp. To measure affordability, Towers Watson measures the Realizable Pay (as defined herein) earned by our NEOs as a percentage of PotashCorp's net income. This percentage over the three years ended December 31, 2014, the most recent period for which information is available, was the lowest among PotashCorp's Comparator Group at just 0.3%.

We believe our executive compensation program is affordable and reasonable, with metrics, targets and maximum payout opportunities that are designed for affordability and reasonableness in absolute terms and relative to the programs of PotashCorp's Comparator Group.

Encouraging Ownership Mentality

To further align the interests of our executive officers with those of PotashCorp's shareholders, each executive is required to meet and maintain a Share ownership minimum (excluding unexercised options under the POP). Currently, all Named Executive Officers satisfy the applicable minimum Share ownership requirements.

Our at-risk incentive plans further this ownership mentality. For example, the POP historically paid awards based on Share price performance over extended periods and awards under the POP continue to vest in accordance with their original vesting schedule, even beyond retirement, continuing a retiree's economic interest in the Company. In addition, awards under the 2016 Long-Term Incentive Plan are designed to provide plan participants the opportunity to earn meaningful compensation dependent upon the long-term financial performance of the Company. Awards will have multi-year performance and vesting conditions, and will have values tied to the value of the Company's common stock.

Managing Compensation Risk

Risk management begins with an active Board and management team engaged in analyzing the many risks PotashCorp faces and working with PotashCorp leaders to manage those risks. We believe the design, structure and implementation of our executive compensation program should not encourage executives to take unapproved or inappropriate risks or engage in other improper behavior. We also believe that, among other factors, the following elements of our compensation programs, described in greater detail in the CD&A, help to discourage inappropriate risk-taking:

- an appropriate mix of each of the primary, complementary compensation components;
- a significant percentage of compensation in the form of long-term awards with medium- and long-term incentive features, including performance thresholds that must be achieved before an award vests;
- goals that reflect a balanced mix of quantitative and qualitative performance measures, including safety, health and environmental metrics;
- caps on compensation payments, even in the case of extraordinary performance;
- detrimental activity clawback provisions in certain of our incentive plans;
- a formal PotashCorp Policy on Recoupment of Unearned Compensation;
- Share ownership requirements;

- a tail period of continued vesting under the POP for up to three additional years upon retirement;

- a review of, and vote by PotashCorp shareholders to approve, our long-term equity incentive plans, such as the POP, historically, and, in 2016, the 2016 Long-Term Incentive Plan;

- a prohibition on executive officers, directors and certain other PotashCorp employees entering into hedging transactions involving Shares (including stock options and other stock awards);

- a general prohibition on executive officers and directors pledging Shares; and

- periodic evaluation and testing by the Committee of variable compensation plan metrics.

See "Compensation Overview — Managing Compensation Risk" on page 44.

In 2015, Towers Watson analyzed our compensation program from a risk management perspective. As part of its risk assessment, Towers Watson considered the elements discussed above, such as our Policy on Recoupment of Unearned Compensation, our Share ownership requirements and the significant percentage of compensation provided in the form of long-term awards with medium- and long-term incentive features, all of which help to align compensation with appropriate risk-taking. The Committee agreed with the conclusions of Towers Watson and determined that PotashCorp's compensation program does not create risks that are reasonably likely to have a material adverse effect on PotashCorp. For additional information regarding PotashCorp's overall risk management, see "How We Approach Risk" beginning on page 27 of PotashCorp's 2015 Annual Integrated Report.

CEO Performance and Pay

One of our important annual responsibilities is the assessment of our CEO's performance and the setting of his compensation.

In January 2015, based on the detailed assessment of Mr. Tilk's performance from the commencement of his employment in 2014, the Committee recommended, and the independent members of the Board approved, an increase of 3.5% for 2015 in Mr. Tilk's then-current base salary of Cdn$1 million. The Committee also recommended, and the independent members of the Board approved, a 2015 STIP award to Mr. Tilk of Cdn$1 million, 149% relative to target.

The detailed assessment of Mr. Tilk's performance in 2015 relative to his goals is set forth in "Compensation Discussion and Analysis — Chief Executive Officer Compensation" on page 55.

In 2016, based on that assessment and the evaluation of current market conditions, the Committee recommended, and the independent members of the Board approved, no adjustments for 2016 in Mr. Tilk's current base salary. The Committee also recommended, and the independent members of the Board approved, a 2016 STIP award for Mr. Tilk equal to 44% of his base salary.

Succession Planning

One of the major responsibilities of the Committee is to oversee PotashCorp's management succession planning. Each year, we review our progress, examine any gaps in succession plans and discuss ways to improve succession planning. At least once each year, we meet with our CEO to discuss succession plans for our senior executive officers. In addition, the Board regularly interacts with PotashCorp's senior management and management team. As a result of this active succession planning process, in 2015, approximately 77% of senior staff openings were filled by qualified internal candidates who were trained and developed for the promotions they received.

Director Compensation

The Board's compensation was not increased in 2015. The annual retainer for 2015 remained at $200,000 for outside directors and $400,000 for the Board Chair. The total compensation for outside directors in 2015 was at the median of the Comparative Compensation Information. Much like our executive officers, directors must attain specific Share ownership levels, resulting in each of PotashCorp's directors holding a significant at-risk investment. For additional information on director compensation, see "About the Board — Director Compensation" beginning on page 20.

Shareholder Engagement

Listening to PotashCorp shareholders is one of our core values. In fact, shareholder input has been sought and used in the design of the POP. From the outset of the POP in 2005, we gave shareholders a vote on this plan, which represented one of the most significant components of our compensation program. The binding vote was taken on an annual basis and, at the end of each year, any Shares underlying ungranted options were no longer available for issuance. The POP received considerable shareholder support every year under that annual binding vote. At this annual meeting, we are seeking shareholder approval of the 2016 Long-Term Incentive Plan. Consistent with common practice among Canadian and U.S. issuers, we are moving away from annual approval of our equity plan and are instead seeking an approval that we expect to support our long-term equity awards for a period of approximately four years. As discussed in more detail under "Adoption of 2016 Long-Term Incentive Plan" and "Compensation Discussion and Analysis — At-Risk Compensation — Long Term Incentives — Future Long-Term Incentives," the 2016 Long-Term Incentive Plan sets clear limitations on the type and amount of any award that may be granted while allowing greater flexibility to make a variety of different types of awards over a broader time frame, including stock options and stock-settled performance share units and awards to attract new hires. The Committee believes that the flexibility afforded by an approval of the 2016 Long-Term Incentive Plan expected to last approximately four years will provide PotashCorp with a greater ability to attract, develop, engage and retain employees to achieve the Company's long-term goals.

The Committee greatly values and carefully considers shareholder feedback on our executive compensation programs. Since 2010, building on PotashCorp's status as one of the first companies in North America to adopt an advisory "Say on Pay" vote, we have worked to improve shareholder outreach, including implementing new features on our website, such as the live streaming of PotashCorp's Annual Meeting of Shareholders and a shareholder survey that helps users understand the key elements of our executive compensation program as well as provide feedback on its perceived effectiveness. In 2015, PotashCorp's "Say on Pay" resolution received significant shareholder support with approximately 97.3% affirmative votes.

> The 2015 "Say on Pay" resolution received approximately 97.3% affirmative votes.

Highlights of Recent Executive Compensation Updates

Recently, we have taken the following actions, among others, which we believe will further enhance our ability to attract, develop, engage and retain effective leaders and promote shareholder value:

- The completion of an extensive review and redesign of the Company's short-, medium- and long-term incentive compensation programs, which will impact compensation, including that of our executive officers, beginning in 2016. For information on the changes to be made to the compensation program, see "Compensation Discussion and Analysis — Compensation Overview — Looking to the Future" on page 45. The Committee believes that these periodic reviews are an important part of maintaining a compensation strategy that is competitive, engaging, cost-effective and aligned with the Company's corporate strategy.

- Adjustments to our CEO's individual performance goals, which will impact his performance review starting in 2016. While the primary goals remain significantly unchanged from 2015, certain objectives have been refocused to reflect our CEO's growth within the organization and tenure to date. Additionally, achievement of the safety, health and environmental objective has changed from a discretionary adjustment to a mandatory adjustment within the parameters of the STIP.

Compensation Committee Interlocks and Insider Participation

During 2015, none of the members of the Committee served, or has at any time served, as an officer or employee of PotashCorp or any of its subsidiaries. In addition, none of PotashCorp's executive officers has served as a member of a board of directors or a compensation committee, or other committee serving an equivalent function, of any other entity, one of whose executive officers served as a member of the Board or the Committee. Accordingly, the Committee members have no interlocking relationships required to be disclosed under SEC rules and regulations.

Furthermore, no two directors serve together on both the PotashCorp Board and any other for-profit company board or any committee thereof.

Report of the Committee

We have reviewed and discussed the CD&A with management and, based on this review and discussion, recommend that the CD&A be included in this Management Proxy Circular and in the Form 10-K.

Conclusion

We are committed to PotashCorp's success and believe that our executive compensation philosophy and program supports PotashCorp business strategies and promotes superior shareholder value. Through this program, we have been able to attract, develop, engage and retain successful executive officers.

We believe that periodic reviews are an important part of maintaining a compensation philosophy and structure that is current, competitive, engaging, cost-effective and aligned with the Company's corporate strategy. As described above, this past year, we completed an extensive review of our policies, and as a result, will be making changes to the compensation program beginning in 2016. We are satisfied with the results of our historical compensation programs, as well as this review and the changes we have made to our program.

We hope that this summary of our philosophy and approach to executive compensation has helped you see why we believe our program is right for PotashCorp shareholders and for PotashCorp's long-term success. We encourage you to read the CD&A, which follows this letter, for additional details on our executive compensation. As always, we invite you to provide any input you may have regarding our executive compensation philosophy and program through our shareholder outreach program discussed above.

By the Human Resources and Compensation Committee:

Keith G. Martell (Chair)
Gerald W. Grandey
C. Steven Hoffman
Jeffrey J. McCaig

February 22, 2016

Compensation Discussion and Analysis

This CD&A discusses the structure, principles, policies and elements of our executive compensation program, as well as the process related to and individuals involved in executive compensation decisions. Additional information about the compensation paid or payable to those individuals who served as our CEO and Chief Financial Officer and the next three most highly paid executive officers of PotashCorp during the year ended December 31, 2015 (the "Named Executive Officers" or "NEOs") is also included.

A table of contents for the CD&A is set forth below:

Compensation Overview

Our Philosophy

The philosophy and structure of our executive compensation plans and programs are described in more detail in the immediately preceding "Letter from and Report of the Human Resources and Compensation Committee" beginning on page 37.

Specifically, our compensation philosophy for our employees, including executive officers, is designed and implemented to:

- motivate PotashCorp employees' actions to be aligned with the long-term interests of PotashCorp shareholders and other stakeholders;

- reward performance in line with PotashCorp's corporate goals and shareholder experience, with Board or Committee discretion and flexibility to adjust awards — up or down — to address unique circumstances, supported by well disclosed rationale;

- support the appropriate level of risk-taking that balances short- and long-term objectives;

- provide an appropriate and affordable level of value sharing between PotashCorp shareholders and employees;

- attract, develop, engage and retain quality employees; and

- create an "ownership mentality" in the PotashCorp management team.

Compensation Guiding Principles

Translating our compensation philosophy into practice, the following principles guide the implementation of our executive compensation program:

- emphasize performance-based compensation with an appropriate balance between corporate and individual performance measured over the short-, medium- and long-term;

- determine competitive and median levels of compensation with the assistance of an independent compensation consultant (for details on the role of this compensation consultant, see "Decision-Making Process — Compensation Consultant" and "Decision-Making Process — Comparative Compensation Information" on page 46);

- target total direct compensation (salary plus target short-term incentive compensation and target long-term incentive compensation) at the median of comparable companies;

- provide the opportunity to earn above median compensation through long-term incentive plan awards (performance share units and stock options) in alignment with above-median performance of comparable companies, and below-median compensation in alignment with below-median performance;

- adopt appropriate financial and operating metrics and consider performance on an absolute basis and relative to comparable companies;

- establish the overall value of retirement and healthcare benefits at approximately the median of comparable companies; and

- provide transparent programs that are well communicated and understood.

These principles were considered in connection with the implementation of the executive compensation program in 2015 and will continue to guide the program, with its changes in 2016. Detailed information about the compensation awarded to our Named Executive Officers in 2015, 2014 and 2013 can be found in the Summary Compensation Table and the related compensation tables beginning on page 61.

Managing Compensation Risk

We believe that the design, structure and implementation of our executive compensation program should not encourage executives to take unapproved or inappropriate risks or engage in other improper behavior.

To accomplish these goals, we believe that it is appropriate for a majority of pay to be at-risk based on individual and company performance, with the at-risk portions designed to pay in proportion to PotashCorp's performance. Our executive compensation program components, described below, have different time horizons, and components are generally complementary. Historically, corporate performance has been measured by reference to TSR, which we believe is an appropriate metric for at-risk compensation. To discourage inappropriate risk taking, we design our at-risk compensation programs with limits on the maximum amounts payable thereunder, even in the event of extraordinary performance in any period, and maintain a recoupment policy applicable to incentive compensation as well as incentive plans that contain detrimental activity clawback provisions. We have also adopted Share ownership requirements which must be met by each Named Executive Officer.

For a discussion of the assessment of the risks associated with our compensation policies and programs and the measures taken to mitigate inappropriate risk-taking, see the discussion under "Letter from and Report of the Human Resources and Compensation Committee — Managing Compensation Risk" on page 40.

Performance Measurement

Pay-for-performance starts with plan design. Even though the individual components of our pay programs are designed to align pay with performance, we believe that it is important to regularly measure how successful we have been in achieving this objective. Overall, the Committee believes that historically there has been an appropriate alignment between our Named Executive Officers' compensation and PotashCorp's performance.

In 2015, as it has in each year since 2007 at the request of the Committee, Towers Watson conducted a study of the relationship of our Named Executive Officers' pay to PotashCorp's performance. For purposes of the study, Realizable Pay included: base salary; the payout value or, if not yet paid, the year-end (2014) value of incentive awards granted during the three-year measurement period; and the aggregate annual change in the value of stock options granted during the measurement period. PotashCorp measures company performance as the composite of TSR growth, earnings per Share growth and cash flow per Share growth during the measurement period. PotashCorp then compares its Realizable Pay and performance to that of the Company's Comparator Group (as defined below), measured on the same basis, to determine the percentile rank of each. The performance percentile rank is then compared to the Realizable

Pay percentile rank to determine correlation. Our objective is to have the result fall within an alignment zone that is no more than one standard deviation away from complete alignment of Realizable Pay and PotashCorp's performance.

While in the alignment zone, composite performance was at the low end of the Comparator Group as a result of a large number of non-potash producers in the Comparator Group not experiencing the same recent industry conditions, coupled with the removal of the two lowest-performing peers from our peer group. Though absolute TSR was positive over the 2012-2014 three-year period, an executive compensation program that is more heavily weighted towards stock option awards (which are more sensitive to stock price volatility) than that of the other members of the Comparator Group resulted in the lowest Realizable Pay percentile for our Named Executive Officers over the same 2012-2014 three-year period, the most recent period for which data is available.

The changes to the compensation program for 2016, as described in the Comparative Compensation Information section below, are designed to better align such compensation with PotashCorp's performance.

Policy on Recoupment of Unearned Compensation

The Board has approved and we have adopted the PotashCorp Policy on Recoupment of Unearned Compensation. Under this policy, if the Board learns of misconduct by an executive that contributed to a restatement of PotashCorp's financial statements, the Board can take action it deems necessary to remedy the misconduct. In particular, the Board can require reimbursement of incentive compensation or effect the cancellation of unvested performance option awards with respect to that executive if:

(1) the amount of the compensation was based on achievement of financial results that were subsequently restated;

(2) the executive engaged in misconduct that contributed to the need for the restatement; and

(3) the executive's compensation would have been a lesser amount if the financial results had been properly reported.

In addition, awards made under the POP contain a detrimental activity clawback provision. See "— At-Risk Compensation — Long-Term Incentives — Design of the POP" on page 53.

The Board is monitoring the proposed SEC clawback rules and may adjust the PotashCorp policy on recoupment and unearned compensation and the POP's detrimental activity clawback provision, in accordance with these final rules.

Tax Considerations

Section 162(m) of the U.S. Internal Revenue Code (the "Code") limits deductibility of certain compensation for our CEO and the three other executive officers (other than the Chief Financial Officer) who are highest-paid and employed at year-end to $1 million. If certain conditions are met, performance-based compensation may be excluded from this limitation. Where appropriate, we design our compensation arrangements to provide relief from Section 162(m) of the Code. However, we may decide to grant compensation that will not qualify as qualified performance-based compensation for purposes of Section 162(m) of the Code. Moreover, even if we intend, in the case of certain of our U.S. executives, to grant compensation that qualifies as qualified performance-based compensation for purposes of Section 162(m) of the Code, we cannot guarantee that it will qualify as qualified performance-based compensation for such purposes.

Hedging and Pledging Policies

As a general matter, our executive officers are prohibited from entering into hedging transactions involving our Shares (including stock options and other stock awards), pledging our Shares and otherwise shorting our Shares.

Executive Share Ownership Requirements

We strongly support Share ownership by our executives. Any individual promoted or appointed into a position subject to these requirements has a five-year period from the date of promotion or appointment within which to meet the Share ownership requirements. The Share ownership requirements can be met through direct or beneficial ownership of Shares, including Shares held through our registered/qualified defined contribution savings plans. Options and unvested performance share units (under the 2016 Long-Term Incentive Plan) are not included in the definition of Share ownership for purposes of the requirements.

Named Executive Officers, officers and other specified executives have a Share ownership guideline, and compliance with these Share ownership requirements is reviewed at Human Resources and Compensation Committee meetings. If an executive's Share ownership requirement increases due to a significant upward salary adjustment, the executive will have three years to regain compliance, if necessary.

> As of February 22, 2016, each of our Named Executive Officers was in compliance with the applicable Share ownership requirements.

For purposes of determining compliance, the executive's Shares will be valued at the higher of cost or market value.

The ownership requirements are as follows:

Title	Share Ownership Requirement
Chief Executive Officer	5 times base salary
Chief Financial Officer, Chief Operating Officer, Division Presidents and Designated Senior Vice Presidents	3 times base salary
Designated Senior Vice Presidents and Vice Presidents	1 times base salary

As of February 22, 2016, each of our Named Executive Officers was in compliance with the applicable ownership requirements. See "Executive Compensation — Executive Share Ownership" on page 65.

Looking to the Future

The Committee also believes that periodic reviews are an important part of maintaining a compensation philosophy and structure that is current, competitive, engaging, cost-effective and aligned with the Company's corporate strategy. In 2015, the Committee completed an extensive review of the Company's short-, medium- and long-term incentive compensation programs.

As a result of this review, the Committee made the following alterations to the compensation program, which will impact the compensation available to our Named Executive Officers beginning in 2016:

- *Adjustments to PotashCorp's compensation philosophy and guiding principles*.   These adjustments reflect (1) a renewed balance between corporate and individual performance, (2) incentives for appropriate risk-taking to avoid excessive risk, (3) a focus on revised performance and operating metrics and (4) improved transparency. These adjustments will be implemented through corresponding changes to the short-term and long-term incentive plans.

- *Adjustments to the performance measures used in the STIP*.   As discussed below, 95% of the value of PotashCorp's current NEO STIP awards has been determined using Adjusted Actual Cash Flow Return ("ACFR"), while the remaining 5% represented a safety component. For 2016 NEO STIP awards, 70% of the value will be determined based on Adjusted EBITDA, 20% of the value will be determined based on individual performance against specific objectives and 10% of the value will be determined based on performance against safety and environmental metrics.

- *Incorporating new medium-term incentive features into the 2016 Long-Term Incentive Plan*.   As a general matter, medium-term incentive features will be incorporated into awards made under the 2016 Long-Term Incentive Plan, and PotashCorp will not adopt a stand-alone medium-term incentive plan similar to those used in prior years.

- *Adjustments to PotashCorp's long-term incentives*. The 2016 Long-Term Incentive Plan will include medium- and long-term incentive features, overlapping cycles and different vesting provisions. In particular, the 2016 Long-Term Incentive Plan will provide for NEO awards with 70% of the value consisting of stock-settled performance share units and 30% of the value consisting of stock options. The performance share units will represent medium-term incentives, with 3-year performance-based cliff vesting, whereas the stock options will represent long-term incentives, with 3-year time-based vesting and a 10 year term. The performance metrics used to determine vesting of performance share units will be TSR relative to an industry comparator group of companies, and CFROI – WACC, with equal weighting between the metrics. Additional information about the terms of the 2016 Long-Term Incentive Plan can be found under "— At-Risk Compensation — Long Term Incentives — Future Long-Term Incentives" on page 54.

In addition to the alterations to the compensation program discussed above, the Committee made adjustments to our CEO's individual performance goals, which will impact his performance review starting in 2016. While the primary goals remain significantly unchanged from 2015, certain objectives have been refocused to reflect our CEO's growth within the organization and tenure to date. Additionally, achievement of the safety, health and environmental objective has changed from a discretionary adjustment to a mandatory adjustment within the parameters of the STIP.

The Committee believes that these changes to the Company's executive compensation program will result in a compensation strategy that is more competitive, engaging, cost-effective and aligned with the Company's strategy.

The Committee will continue to periodically review the compensation program and make adjustments that it believes are appropriate.

Decision-Making Process

In making its decisions, the Committee receives input from the full Board and the CEO, as well as from its independent compensation consultant. Although this information and these inputs are important tools in the Committee's processes, the decisions made are solely those of the Committee and also reflect other factors and considerations.

The Board and CEO

The Board, the Committee and the CEO are involved in compensation decision-making. As shown in Appendix D to this Management Proxy Circular, the Committee considers various inputs in making determinations of executive officer compensation, including advice from its independent compensation consultant and input from the CEO (with respect to the compensation of the Named Executive Officers other than the CEO). These determinations are shared with the Board and, with respect to the CEO, are considered a recommendation subject to the approval of the independent members of the Board.

Compensation Consultant

The Committee relies on its independent compensation consultant for input on PotashCorp's executive compensation philosophy and the competitiveness of the design and award values for certain of our executive and director compensation programs. The independent compensation consultant also assists in the

evaluation of compensation arrangements associated with certain strategic opportunities. Although this information and these inputs are important tools in the Committee's processes, the decisions made are solely those of the Committee and also reflect other factors and considerations.

Since 2005, the Committee has annually engaged Towers Watson as its independent compensation consultant. Towers Watson reports to the Chair of the Committee. In its role as executive compensation consultant, in 2015, Towers Watson attended Committee meetings at which executive compensation matters were discussed.

In accordance with our adherence to the best practice of retaining independent executive compensation consultants, any work other than annually approved executive compensation consulting services performed by Towers Watson must be approved in advance by the Chair of the Committee. The following table sets forth the fees paid to Towers Watson in 2015 and 2014.

	Year ended December 31,	
	2015	**2014**
Fees attributable to executive and director compensation consulting services[1]	$543,019	$394,170
Fees attributable to other services[2]	—	$110,000

(1) Includes $17,144 and $19,875 for 2015 and 2014, respectively, attributable to compensation consulting services for executives, other than the Named Executive Officers, requested by management and approved by the Committee, including calculation of stock and option award grant date fair value amounts in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), "Compensation — Stock Compensation".

(2) Amounts reflect payments to an affiliate of Towers Watson in 2014 for certain other services, including prescription drug benefit plan design and advice. These services were discussed with, and approved by, the Committee in advance of retaining this affiliate of Towers Watson.

In 2015, the Committee reviewed the independence of Towers Watson's advisory role relative to the independence factors adopted by the SEC to guide listed companies in determining the independence of their compensation consultants, legal counsel and other advisers. Following its review, the Committee concluded that Towers Watson had no conflicts of interest not otherwise disclosed in this CD&A, and provides the Committee with objective and independent executive compensation advisory services.

Comparative Compensation Information

In executing its responsibilities related to executive compensation, the Committee uses executive compensation analyses prepared by Towers Watson and other compensation consultants. Such analyses typically include information from (1) a group of 19 publicly traded U.S. and Canadian companies, selected on the basis of a number of factors, including similar industry characteristics, revenues and market capitalization (the "Comparator Group"); and (2) additional executive compensation surveys of U.S.-based companies with similar industry and revenue size provided by one of three compensation consulting services (the "Additional Surveys").

The 19 companies included in the Comparator Group in 2015 were:

Agrium Inc.	Goldcorp Inc.
Air Products and Chemicals, Inc.	Kinross Gold Corporation
Arch Coal Inc.	Monsanto Company
Ashland Inc.	The Mosaic Company
Barrick Gold Corporation	Newmont Mining Corporation
Cameco Corporation	Peabody Energy Corporation
Celanese Corporation	PPG Industries, Inc.
CF Industries Holdings, Inc.	Praxair, Inc.
Eastman Chemical Company	Teck Resources Limited
Ecolab Inc.	

We periodically review our Comparator Group to ensure that the companies included in the group share similar industry characteristics, revenues and market capitalization. In early 2015, with guidance from Towers Watson, the Committee determined that minor changes were necessary from the 2014 Comparator Group, specifically the removal of Peabody Energy Corporation and Arch Coal Inc. and the addition of Methanex Corporation to the Comparator Group in 2015. These changes were not included in the executive compensation analyses prepared in connection with the Committee's 2015 executive compensation decisions, but were used in the preparation of the pay for performance and director compensation analyses reviewed by the Committee at its July meeting.

For 2015 compensation, the three Additional Surveys considered were: (1) the TWDS 2015 Survey Report on Top Management Compensation; (2) the Mercer 2015 US Executive Compensation Survey; and (3) the TWDS 2015 US CDB General Industry Executive Compensation Database. A list of the companies included in each of the Additional Surveys is filed as Exhibit 99(b) to our Form 10-K.

Elements of Executive Compensation: Overview

Historically, there have been six primary, complementary components of our executive compensation program:



Long-Term Incentives
Base Salary
Medium-Term Incentives
Retirement Benefits
Short-Term Incentives
Executive Compensation Package
Severance Benefits
At-Risk Compensation

More detail on each historical element and its purpose within the total executive compensation program for 2015 is described in the following tables and associated discussion and analysis. We do not have non-qualified deferred compensation plans or arrangements pursuant to which our Named Executive Officers may elect to defer current compensation.

BASE SALARY	
Eligibility	**Design**
All salaried and non-union hourly employees (Union hourly employees are subject to terms of collective bargaining agreements)	• Cash • The only fixed component of total direct compensation • Typically set annually and at the median of Comparative Compensation Information, adjusted for salaried employees to reflect individual performance, progression on the job and internal pay equity

AT- RISK COMPENSATION				
Component	**Form**	**Eligibility**	**Performance Period**	**Design**
Short-Term Incentives	Short-Term Incentive Plan (STIP)	All executives and most salaried staff and union and non-union hourly employees	1 year	• Annual cash bonus — one-year performance period • Payout is based on achieving a Board-established cash flow return metric and achievement of certain safety, environmental and operational targets • No payout for achieving less than 50% of the cash flow target; maximum payout is capped at two times target regardless of cash-flow return achieved. Individual payouts are subject to adjustment (±30%) based on individual performance
Trinidad Performance Incentive Bonus Plan	Cash	All Trinidad permanent hourly employees	Annual	• Targets are per STIP, but limited to a maximum payout of 14% of qualifying annual salary

Component	Form	Eligibility	Performance Period	Design
Medium-Term Incentives	Performance Option Plan (POP)	All executives, senior management and other selected managers (77 individuals as of December 31, 2015)	3 year vesting with a 10 year option term	• In lieu of commencing a 2015 — 2017 MTIP, in late 2014 special interim awards of performance options to purchase common shares of PotashCorp were granted to eligible employees under the 2014 POP • The value of this special interim award was intended to represent one year of medium-term incentive plan award value while the Committee undertook its review of and redesign of our medium-term incentive plan. See "— At-Risk Compensation — Medium-Term Incentives" on page 53 • Beginning in 2016, medium-term incentives will be incorporated into the 2016 Long-Term Incentive Plan, as discussed further in "— Compensation Overview — Looking to the Future" on page 45
Long-Term Incentives	Performance Option Plan (POP)	All executives, senior management and other selected managers (312 individuals as of December 31, 2015)	3 year vesting with a 10 year option term	• Options vest based on the amount by which our cash flow return on investment exceeds the weighted average cost of capital over a three-year performance period • Value of options, if any, is based on Share price performance • The POP was submitted to shareholders for approval, with options granted following shareholder approval
RETIREMENT BENEFITS				
Canadian Pension Plan	Cash	All Canadian salaried staff and certain union and non-union hourly employees	Pensionable service period	• Benefits are based on the participant's required contributions (up to 5.5% of earnings) and equivalent matching contributions by PotashCorp
New Canadian Supplemental Plan	Cash	Selected senior executives eligible on or after July 1, 2014 (7 individuals as of December 31, 2015)	2 year vesting	• Benefits are based on 10% eligible base pay plus earned STIP offset by Canadian Pension Plan Company contributions
Prior Canadian Supplemental Plan (closed to new participants on June 30, 2014)	Cash	Selected senior executives eligible prior to July 1, 2014 (26 individuals as of December 31, 2015)	Pensionable service period to a maximum of 35 years	• Benefits are based on 1.5% of the average of the participant's three highest consecutive years' earnings multiplied by years of pensionable service, minus the benefit payable due to Canadian Pension Plan Company contributions. Certain senior executives' benefits and all benefits for accrued service prior to January 1, 2011 are calculated differently • No benefits are payable if termination is before age 55
U.S. Pension Plan	Cash	All U.S. salaried and non-union hourly employees	Pensionable service period to a maximum of 35 years	• Benefits are based on 1.5% of the participant's final average compensation, which is calculated using the highest paid 60 consecutive months of service out of the last 120 months, multiplied by years of service accrued after December 31, 1998. A participant with service accrued prior to January 1, 1999 under previous plans will have a portion of his or her benefit calculated pursuant to such plans

Component	Form	Eligibility	Performance Period	Design
U.S. Supplemental Plan	Cash	Eligible U.S. salaried and non-union hourly employees	Pensionable service period to a maximum of 35 years	• Benefits are intended to provide participants with the same aggregate benefits they would have received under the U.S. Pension Plan had there been no legal limitations on providing those benefits. Separate limits on includable compensation apply to benefits earned under this plan • No benefits are payable if termination is before age 55
U.S. 401(k) Plans	Cash	All U.S. employees	Annual	• Benefits are based on the participant's optional contributions (up to 50% of eligible earnings), matching PotashCorp contributions (up to 3% of eligible earnings), and performance contribution (up to 3% of eligible earnings)
Canadian Savings Plan	Cash	All Canadian salaried staff and certain union and non-union hourly employees	Annual	• Benefits are based on the participant's optional contributions (up to CRA limits), basic PotashCorp contribution (3% of eligible earnings), and performance contribution (up to 3% of eligible earnings)
Trinidad Pension Plan	Cash	All Trinidad permanent employees	Pensionable service period up to 60 years	• Benefits are based on 2% of the participant's final salary multiplied by years of service less 0.5% of the National Insurance Scheme salary multiplied by years of service. The maximum benefit is 66.67% of the participant's final salary
Trinidad Employee Stock Ownership Plan	Stock	All Trinidad permanent employees	Annual	• Benefits are based on 4% of PCS Nitrogen Trinidad's total annual earnings less any incentive payments received
SEVERANCE BENEFITS				
General Severance Benefits	Cash	All salaried employees	Upon qualifying termination of employment	• Two weeks of salary for each complete year of service, subject to a minimum of four weeks and a maximum of 52 weeks, are generally awarded in connection with termination without cause
Employment Agreements and Change-in-Control Severance Agreements	Cash, Insurance and Other Benefits	Specified senior executives (2 individuals as of December 31, 2015)	Upon qualifying termination of employment	• Under a single legacy change-in-control contract, benefits are awarded in connection with involuntary termination within two years of a change-in-control • Other change-in-control payments, including any such payments to our CEO under his Employment Agreement (defined herein), generally require a "double trigger" of change-in-control and qualifying termination of employment

Base Salary

Purpose: _A fixed component of compensation necessary to attract and retain qualified employees._

We have established a system of tiered salary levels for senior executives (vice president and above). We assign senior executive positions to an appropriate salary tier that reflects the position's internal value to PotashCorp and equitable considerations based on comparisons to salaries for relevant positions in the Comparative Compensation Information. Within the assigned salary tier, we typically establish salary guidelines at levels that approximate the median of the Comparative Compensation Information. Individual executive salaries for executives that report directly to our CEO are recommended by our CEO and subject to approval by our CEO and the Committee. Our CEO's salary is recommended by the Committee and approved by the independent members of the Board.

Our executives, including our Named Executive Officers, are generally eligible for only one merit-based salary increase per year. As described above, based on an assessment of 2015 performance and the evaluation of current market conditions, the Committee recommended no adjustments in Mr. Tilk's current base salary for 2016, which recommendation was approved by the independent members of the Board. As part of our annual salary review process, each of our other Named Executive Officers' base salaries were adjusted by not more than 3.5% in 2016.

At-Risk Compensation

We design our at-risk compensation plans with goals and performance periods of varying durations in order to provide incentives over varied time horizons. The Committee analyzes potential payouts based on actual and potential performance scenarios to ensure that the value of the incentive awards granted or potentially paid to our Named Executive Officers is affordable and appropriately linked to our performance. We have historically provided executives with (1) annual incentives through the STIP, (2) three-year incentives through performance-based medium-term incentives and (3) 10-year incentives through long-term equity awards, such as those under the POP.

1. **Short-term:** For short-term incentives, under the STIP, we annually set corporate and operating group financial and operating goals.

2. **Medium-term:** Historically, medium-term incentives were granted under a medium-term incentive plan in the form of performance share units. Due to the Committee's ongoing periodic review and decision to revise PotashCorp's short-, medium- and long-term incentive programs, the Committee determined that it was impractical to adopt a medium-term incentive plan for the performance period commencing January 1, 2015. Accordingly, on December 12, 2014 and in

lieu of commencing a three-year medium-term incentive plan similar to those designed and in operation in prior years, the Board, upon the recommendation of the Committee, granted awards to eligible employees of performance options to purchase common shares of PotashCorp under the 2014 POP. Starting in 2016, medium-term incentives will be incorporated into the 2016 Long-Term Incentive Plan, as discussed further in "—— Compensation Overview —— Looking to the Future" on page 45.

3. **Long-term:** For long-term incentives, under the POP, we grant stock options, which we refer to as performance options because the award includes a performance metric to be met for vesting in addition to the inherent requirement of stock appreciation for any vested options to have value. Vesting is determined at the end of a three-year period based upon a target for cash flow return on investment compared to our weighted average cost of capital. These performance options are granted at fair market value on the grant date and generally expire 10 years from the date of grant. For 2015, all medium- and long-term incentive awards were granted in the form of performance options under the POP. Starting in 2016, all medium- and long-term incentives are intended to be made under the 2016 Long-Term Incentive Plan and awards will be granted with 70% of the value consisting of stock-settled performance share units and 30% of the value consisting of stock options.

We believe that, in the aggregate, the range of performance periods in our at-risk compensation plans creates a strong alignment between the interests of our executive officers and shareholders.

Short-Term Incentives

Purpose: _To develop strong corporate management by providing annual financial incentives to align with approved corporate and individual objectives; to attract, develop, engage and retain employees who support corporate and operational goals._

Our short-term incentive plan ("STIP") provides for short-term incentive awards based on an individual's performance and responsibilities and PotashCorp's financial and operational results. The plan provides incentives to individuals over a one-year performance period, and payout is based on successfully achieving annual financial and operating goals.

Design of STIP

The Committee assigns participants an incentive award target, expressed as a percentage of salary. The Committee typically establishes targets at the median of the Comparative Compensation Information.

For senior executives, including our Named Executive Officers, unadjusted incentive awards can range from 0% to 200% of salary, depending upon an executive's responsibilities, our Adjusted Actual Cash Flow Return ("ACFR") as compared to the target return and our safety performance. ACFR is calculated by measuring operating income (net income before deducting taxes and interest), removing the effects of extraordinary gains or losses, incentive award accruals, non-cash items such as depreciation and cash taxes and then dividing by the asset base:

Officers	Award Percentage When ACFR is Less Than 1	Award Percentage When ACFR is Equal to or Greater Than 1	Maximum Award Percentage (ACFR Greater Than 1.5)
Tier 1: President and CEO	100% multiplied by ACFR	(200% multiplied by ACFR) minus 100%	200%
Tier 2: Executive Level 2 (Executive VP and COO, Executive VP, Treasurer and CFO)	70% multiplied by ACFR	(140% multiplied by ACFR) minus 70%	140%
Tier 3: Executive Level 3 (Senior VP, General Counsel & Secretary, Subsidiary Presidents)	55% multiplied by ACFR	(110% multiplied by ACFR) minus 55%	110%

Because the value of the awards under the STIP is capped at a specified percentage of participants' salaries, the Committee can more readily stress-test executive officer compensation and analyze the effect of significant upturns or downturns in PotashCorp's performance. Individual incentive awards are also subject to adjustment (±30%) based on the executive's individual performance, as well as PotashCorp's performance in relation to safety, provided that total adjusted awards approximate total awards at the mid-point. Under the terms of the STIP, if our ACFR is less than 50% of the target set by the Board for that year, we generally make no payments in respect of the cash flow component of the award as set forth in the following table:

	Threshold	Target	Maximum
Adjusted Cash Flow Return Ratio	0.50	1.00	1.50
Payout as a % of Target	50%	100%	200%

Linear interpolation between Threshold to Target and Target to Maximum; no payout below 50% ACFR.

The Committee has historically used ACFR as an indicator of our ability to service our debt, meet other payment obligations and make strategic investments, and as a metric to measure annual performance and align compensation. The safety component of

the award has historically accounted for 5% of the total award for corporate employees, including the Named Executive Officers.

As discussed under "—— Future Short-Term Incentives", beginning in 2016, NEO STIP Awards will be adjusted so that 70% of the value will be determined based on Adjusted EBITDA, 20% of the value will be determined based on individual performance against specific objectives and 10% of the value will be determined based on performance against safety and environmental metrics.

Determination of STIP Payout

Achievement under the STIP is determined by our ACFR and our safety performance. The Committee generally sets or approves cash flow return and safety performance targets that it believes are challenging to achieve, yet achievable.

The following table sets forth our ACFR performance under the STIP for each of the last three years:

	2015	2014	2013
Cash Flow Return Target	13.16%	11.42%	18.85%
Adjusted Actual Cash Flow Return	11.16%	13.59%	15.53%
Adjusted Cash Flow Return Ratio	0.8482	1.1908	0.8236

(1) Due to rounding, dividing actual cash flow return by the cash flow return target may not result in the exact ACFR ratio.

Additionally, the safety performance component of the STIP for the Named Executive Officers had an actual total site recordable injury rate of 1.01 versus a target of 0.95. Although not at target, this actual figure is in line with our previous record of 1.01 set in 2014. Sadly, we still experienced a fatality at our White Springs phosphate operation in 2015. Based on the foregoing, payouts for corporate employees under the safety performance component of the STIP were at 36.84% of target. With these results, 2015 STIP payouts for the Named Executive Officers were made at a target of 82.42% overall. For information regarding each Named Executive Officer's 2015, 2014 and 2013 actual STIP awards, see "Executive Compensation — Summary Compensation Table" beginning on page 61.

The STIP includes a change-in-control provision whereby STIP participants are entitled to receive a lump sum payment for the pro rata portion of the year that elapsed through the date of a change-in-control, at the greater of target or actual performance through the end of the month in which the change-in-control occurs.

Future Short-Term Incentives

Beginning in 2016, the Committee has decided to adjust the performance measures and relative weighting for the STIP. Performance measurement criteria will be revised in 2016 to include annually set targets in each of the following areas: Adjusted EBITDA, safety, health and environmental, site factors and individual measures. Additionally, among other changes, the relative weighting of such performance measures for the 2016 NEO STIP Awards will be adjusted so that 70% of the value will be determined based on Adjusted EBITDA, 20% of the value will be determined based on individual performance against specific objectives and 10% of the value will be determined based on performance against safety and environmental metrics. Whereas the current STIP's relative weight of performance measures heavily favors ACFR (95%) with only 5% of the value of awards based on safety, the above-described changes to the STIP will better align our short-term incentives with individual and company performance for most employees. Specifically, the change in financial metric, from ACFR to EBITDA reflects the Committee's belief that the performance metric used to measure the Company's performance under the STIP should be consistent with the measurement that management uses internally to evaluate the Company's performance. The Committee made this change, among other reasons, because it believes that Adjusted EBITDA is a more commonly used and understood financial metric and will facilitate comparisons on a quarterly basis, as well as enhance accountability for the financial performance of PotashCorp.

Medium-Term Incentives

Purpose: *To further align the interests of our executive officers and shareholders; to reward executive officers and key employees for superior performance over a three-year performance period for their continued contributions to our success.*

Medium-Term Incentives for 2015

As previously disclosed in 2014, due to the Committee's ongoing periodic review and decision to revise PotashCorp's short-, medium- and long-term incentive programs, the Committee determined that it was impractical to adopt a medium-term incentive plan for the performance period commencing January 1, 2015. Accordingly, on December 12, 2014 and in lieu of commencing a medium-term incentive plan similar to those designed and in operation in prior years, the Board, upon the recommendation of the Committee, granted awards to eligible employees of performance options to purchase common shares of PotashCorp under the 2014 POP. These grants were calculated to represent one year of medium-term incentive plan value, with the expectation that the Board would adopt a new medium-term incentive plan beginning for the 2016 year. The performance options granted in lieu of a 2015 medium-term incentive plan award have an exercise price per share of Cdn$40.42 for those performance options denominated in Canadian dollars and an exercise price per share of US$35.07 for those performance options denominated in US dollars. The performance options become vested and exercisable, if at all, based upon the extent to which performance objectives set forth in the 2014 Plan for the three-year measurement period starting January 1, 2014 and

ending December 31, 2016 are achieved. For additional information regarding the POP, see "— Long-Term Incentives" below and "Executive Compensation — Grants of Plan-Based Awards — Option Awards" on page 63.

Future Medium-Term Incentives

Beginning in 2016, medium-term incentives will be a component of the 2016 Long-Term Incentive Plan in the form of stock-settled performance share units, as discussed under "— Long-Term Incentives — Future Long-Term Incentives" on page 54.

Long-Term Incentives

Purpose: *To align the interests of our executive officers and shareholders; to provide incentives to executive officers and key employees to promote long-term shareholder interests.*

We have provided our executives with long-term incentives through our POP. Our POP awards stock options to senior executives and other key employees for superior performance over a three-year performance period. Options vest based on metrics with a demonstrated historical relationship to TSR. The exercise price of an option is not less than the quoted market closing price of our Shares on the last trading day immediately preceding the date of grant. Options have a maximum term equal to 10 years from the date of grant, providing incentives to our executives to promote behaviour designed to align with long-term shareholder value and interests.

On May 12, 2015, our shareholders approved the 2015 POP under which we could award, after February 20, 2015 and before January 1, 2016, options for the issuance of up to 3,500,000 Shares pursuant to the exercise of options to eligible officers and employees. As of January 1, 2016, options to acquire 3,465,100 Shares, or approximately 0.41% of the total outstanding Shares (assuming the exercise of all such options), were issued and outstanding under the 2015 POP.

Design of the POP

The POP has historically been submitted to shareholders for approval every year, with options granted following the annual meeting of shareholders if approved by shareholders. The number of options that the Board grants annually is that number of options intended to result in the appropriate total compensation for each management level, as determined by PotashCorp's performance and by reference to the Comparative Compensation Information. Options not granted are no longer available for issuance after the end of the calendar year in which the POP is approved by shareholders.

In order to deliver total compensation that is consistent with the level of corporate performance achieved, the Comparative Compensation Information is typically analyzed on an annual basis to determine the 25th, 50th and 75th percentile compensation levels for our executive positions. The Committee links these compensation study results and the vesting schedule to determine option grant levels that will deliver the appropriate compensation for the performance delivered. The Committee strives to set the target value of each Named Executive Officer's option grant at a level that, including such Named Executive Officer's other compensation, will deliver compensation aligned with the median of the Comparative Compensation Information.

Under the POP, option vesting is tied to the achievement of corporate performance goals that historically correlate with our TSR and the relative performance of our TSR to the TSR of the DAX Ag Index, each based on average annual cash flow return on investment ("CFROI")[1] compared to weighted average cost of capital ("WACC")[2]. Performance is measured over a three-year period. Maximum vesting requires the three-year average CFROI-WACC to be 2.5% or greater, and no options vest if the three-year average CFROI-to-WACC comparison ("CFROI-WACC") is 0% or less. The Committee believes that 100% vesting under our POP requires superior performance during the applicable performance period and believes that our POP vesting schedule appropriately links vesting of stock options to our performance relative to our peers.

Results between these thresholds are mathematically interpolated, all in accordance with the following table:

Vesting Schedule	
3 Year Average of CFROI Minus WACC	Vesting Percentage
Less than 0%	0%
0.20%	30%
1.20%	70%
2.20%	90%
2.50%	100%

Awards made under the POP contain a detrimental activity clawback provision. The detrimental activity clawback provision permits the Committee to withhold any amounts otherwise payable to the participant or to require the participant to repay certain amounts to PotashCorp in the event that the participant engages in a detrimental activity (including competitive activities, solicitation of our employees or disclosure of our confidential information).

1　CFROI is the ratio of after-tax operating cash flow to average gross investment. After-tax operating cash flow is calculated by measuring operating income (net income before deducting income taxes and interest) and removing nonrecurring or unusual items, incentive award accruals, non-cash items such as depreciation and amortization and current income taxes. Average gross investment is calculated by measuring the average of total assets and making adjustments for amortization and depreciation, the fair value adjustment for certain investments, fair value of derivative instrument assets, cash and cash equivalents and certain current liabilities.

2　WACC is calculated by measuring the product of (1) the market yield cost of net debt and (2) the market value of net debt divided by the market value of net debt and equity, and adding the product of (a) the cost of equity and (b) the market value of equity divided by the market value of net debt and equity, in each case subject to certain adjustments.

Determination of POP Vesting

The following table sets forth the percentage of stock options granted under the 2013 POP, the 2012 POP and the 2011 POP that vested for the three-year performance periods ended each of December 31, 2015, 2014 and 2013, respectively.

	2013 POP	2012 POP	2011 POP
CFROI-WACC to Achieve Maximum Vesting	2.50	2.50	2.50
Actual CFROI-WACC[(1)]	4.66	6.93	11.12
Actual Vesting Percentage	100%	100%	100%

(1)　Actual CFROI-WACC reflects the average of the annual CFROI-WACC for the three years during the applicable performance period.

During the three-year performance periods ended each of December 31, 2015, 2014 and 2013, we achieved performance sufficient to vest 100% of the stock options granted under each of the 2013 POP, 2012 POP, and 2011 POP, respectively. The 100% vesting of stock options reflected our performance relative to target during each performance period.

See "Executive Compensation — Outstanding Stock Options" on page 65 for information on the number of outstanding stock options under each of our existing stock option plans.

Future Long-Term Incentives

The 2016 Long-Term Incentive Plan will include medium- and long-term incentive features, overlapping cycles and different vesting provisions. In particular, the 2016 Long-Term Incentive Plan will provide for NEO awards with 70% of the value consisting of stock-settled performance share units and 30% of the value consisting of stock options. The performance share units will represent medium-term incentives, with 3-year performance-based cliff vesting, whereas the stock options will represent long-term incentives, with 3-year time-based vesting and a 10 year term. The performance metrics used to determine vesting of performance share units will be TSR relative to an industry comparator group of companies, and CFROI – WACC, with equal weighting between the metrics.

We are requesting shareholder approval of 21,000,000 Shares to be available for issuance pursuant to the exercise of options and the settlement of performance share units to be granted under the provisions of the 2016 Long-Term Incentive Plan. We expect that this amount will be sufficient for grants to be made after the Meeting and before January 1, 2020.

Retirement Benefits

Purpose: *To supplement the income of our employees after their retirement.*

We provide post-retirement benefits to employees generally, and we typically do not consider an employee's past compensation in determining eligibility for post-retirement benefits. For a description of our pension plans, see "Executive Compensation — Pension Benefits" beginning on page 66. For information about the amount of company contributions made for the benefit of Named Executive Officers pursuant to our post-retirement benefit plans, see "Executive Compensation — Summary Compensation Table" beginning on page 61. We do not grant extra years of credited service under our pension plans and post-retirement plans, except as discussed under " — Employment Agreements and Change-in-Control Agreements" on page 57 and otherwise, as appropriate, in exceptional circumstances. As calculated in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS") for financial statement reporting purposes, the following table sets forth our total balance sheet liability under the Prior Canadian Supplemental Plan and the U.S. Supplemental Plan for all current and former executive officers and other covered employees as of December 31, 2015 and December 31, 2014:

	December 31, 2015	December 31, 2014
Total Supplemental Plan Liability	$83.8 million	$81.3 million

Severance Benefits

Purpose: *To provide appropriate benefits that reflect the potential difficulty in obtaining comparable employment in a short period of time; to provide for a complete separation between the terminated employee and PotashCorp.*

Our current severance policy for termination without cause, which is generally applicable to salaried employees including our Named Executive Officers, is to provide notice of impending termination, or payment of salary in lieu of notice, equivalent to two weeks for each complete year of service (subject to a minimum of four weeks and a maximum of 52 weeks). Such policy is superseded by specific termination provisions contained in any applicable written agreement and may be subject to adjustment as appropriate in specific circumstances. Payment of severance benefits is discretionary, except as may be required by law.

For additional information regarding certain qualifying termination and change-in-control arrangements entered into with Mr. Tilk and Mr. Brownlee, see " — Employment Agreements and Change-in-Control Agreements"on page 57.

In connection with G. David Delaney's retirement from his position as PotashCorp's executive vice president and chief operating officer on January 31, 2016, PotashCorp entered into a letter

agreement with Mr. Delaney, dated as of February 3, 2016, pursuant to which Mr. Delaney agreed to customary non-disparagement and non-solicitation provisions and also agreed to sign a customary release.

The letter agreement entitles Mr. Delaney to (1) a payment of $2,075,078 which is equal to two times the sum of (a) his current base salary, (b) his target STIP opportunity for 2015 and (c) his regular employer contributions and target performance-related employer contribution under the PCS U.S. Employees' Savings Plan; (2) a payment of $185,253 which is equal to the pro rata portion of his 2016 target STIP opportunity plus an additional $150,000 in recognition of his contributions to the Company; and (3) reimbursement of certain outplacement and other costs. Mr. Delaney's retirement will also entitle him to (1) exercise his vested stock options, including stock options that may vest after January 31, 2016, during the period ending January 31, 2019, (2) pay out of his 2015 STIP award based on the applicable levels of achievement, (3) retirement benefits under the PCS Supplemental Retirement Plan for U.S. Executives and (4) certain other retirement benefits under PotashCorp's existing health and benefit plans.

Chief Executive Officer Compensation

The Committee annually reviews our CEO's salary, any awards under our STIP and medium-term incentive plans and any grant of options under our option plans, and makes recommendations for the following year's CEO compensation to the independent members of the Board. With the assistance of Towers Watson, the Committee analyzes, among other things, the relationship between PotashCorp's performance and our CEO's annual earnings.

Our CEO's annual compensation is typically determined primarily on the basis of his individual performance and PotashCorp's performance. The Committee considers factors that it deems relevant, including our financial results, our TSR and performance relative to similar companies within our industry, survey compensation data obtained from our compensation consultants, the duties and responsibilities of our CEO, our CEO's individual performance relative to written goals established at the beginning of each year, current compensation levels and the effect of significant upturns or downturns in the industry and in our performance. The Committee also evaluates the compensation of CEOs in the Comparative Compensation Information. The comparison of our CEO's compensation to the compensation of CEOs in the Comparative Compensation Information incorporates many factors, including the relative sales and market capitalization of the companies, their profitability and shareholder return history, the duties of the CEO and any other extenuating or special circumstances. In general, we set our CEO's total direct compensation at the median of that range.

The Committee is also responsible for reviewing, approving and recommending to the Board for approval, on an annual basis, the corporate goals and objectives relevant to the compensation of our CEO. Outlined below are the factors considered in setting Mr. Tilk's base salary and his approved STIP goals for 2015, as well as an overview of his performance measured against such goals.

Base Salary

In January 2015, based on a detailed assessment of Mr. Tilk's performance in 2014, the Committee recommended and the independent members of the Board approved, a 3.5% increase for 2015 to Mr. Tilk's then-current base salary of Cdn$1 million. Accordingly, Mr. Tilk's base salary for 2015 was Cdn$1,035,000.

In January 2016, based on an assessment of 2015 performance and the evaluation of current market conditions, the Committee recommended no adjustments in Mr. Tilk's current base salary for 2016, which recommendation was approved by the independent members of the Board.

STIP Individual Goals and Performance

Mr. Tilk's STIP target payout for 2015 was 85% of his annual base salary. Mr. Tilk's performance was assessed against the following goals, each weighted and described as indicated:

Goal 1: Leadership Team (15%)

- Assess strengths of organizational structure and leadership team to ensure optimal performance. **(Met all of goal)**

Goal 2: Knowledge (15%)

- Develop and demonstrate depth of knowledge regarding the company and industry, including a strong understanding of key markets and operations. **(Exceeded above and beyond)**

Goal 3: Communication & Engagement (10%)

- Provide leadership for PotashCorp through ongoing engagement and communication with key stakeholders, including investors, employees and communities. **(Met all of goal)**

Goal 4: Governance (15%)

- Lead Board and management interaction, ensuring transparency and alignment. **(Exceeded above and beyond)**

Goal 5: Strategy (25%)

- Together with the leadership team, review and evolve the company's strategic objectives, including a comprehensive

review of opportunities and risks associated with current assets, investments and growth opportunities. **(Met most of goal)**

Goal 6: Compensation Plans (10%)

- Review and assess incentive compensation plans to ensure they reward performance, align with shareholder interests and are competitive. **(Met all of goal)**

Goal 7: Performance Evaluation & Succession (10%)

- Develop a company-wide performance-based evaluation process to assess individual performance and prepare for succession in the key business units. **(Met most of goal)**

Goal 8: Safety, Health & Environment: Discretionary: (-100% to +30% of Sub-Total Product of the Goals 1-7)

- As an overarching objective, the Committee has the discretion to adjust the CEO's STIP for overall safety, health and environmental performance during the year. Discretionary adjustment will be within the parameters of the STIP program (i.e., minimum payout of nil for extremely poor overall performance, maximum payout of +30% for very strong performance). **(Performance adjusted -50%)**

In January 2016, the Committee and the other independent members of the Board reviewed all relevant factors and Mr. Tilk's specific performance goals detailed above for the purpose of determining Mr. Tilk's STIP award. Based on this assessment, the Committee recommended, and the other independent members of the Board approved, a 2015 STIP award to Mr. Tilk of Cdn$460,000, 52% relative to target.

Multi-Year Incentive Plan and Performance

In lieu of participation in any medium- or long-term compensation plans for 2015, Mr. Tilk was given the opportunity to participate in a separate multi-year incentive plan. Under this plan, Mr. Tilk was awarded 187,454 full-value deferred share units ("Deferred Share Units" or "DSUs"), which were subject to the satisfaction of certain individual and corporate performance measures during the period from July 1, 2014 to December 31, 2015, and which will vest on July 1, 2017. The DSUs pay out up to maximum levels based on performance against the goals, with no payout if performance falls below the threshold level. DSUs will be settled in cash when employment is terminated.

The corporate performance goals below represented 50% of Mr. Tilk's multi-year incentive award opportunity, and the individual performance goals described in the STIP section above represented the other 50% of the award opportunity, as determined by the Committee and other independent members of the Board:

Goal 1: TSR Relative to Peers (50%)

- Measured for the period July 1, 2014 to December 31, 2015.

- Our peers for this award consist of:

Agrium Inc.	Israeli Chemicals Ltd.
Arab Potash Company	The Mosaic Company
CF Industries Holdings, Inc.	Sociedad Quimica y Minera de Chile
Intrepid Potash, Inc.	Uralkaliy OAO
K+S AG	Yara International ASA

- The TSR vesting schedule was based on our TSR ranking against the peers as follows:

Vesting Schedule	
Ranking Relative to Peers	**Vesting Percentage**
1 to 4	100%
5 to 7	75%
8	50%
9 to 11	0%

- Our TSR ranking relative to our peers was 10 out of 11 during the measurement period; therefore the DSUs allocated to this goal will not vest.

Goal 2: Change in Earnings Per Share (25%)

- The period July 1, 2014 to December 31, 2015 is measured against the period January 1, 2013 to June 30, 2014.

- The vesting schedule for this goal was based on the change in our earnings per share for the periods presented as follows:

Vesting Schedule	
Change in Earnings Per Share	**Vesting Percentage**
No change or decline	0%
10% or greater increase	100%
An increase greater than zero but less than 10%	Interpolated

- Earnings per share declined during the measurement period as compared to January 1, 2013 to June 30, 2014; therefore, the DSUs allocated to this goal will not vest.

Goal 3: Change in Cash Flow Per Share before Working Capital (25%)

- The period July 1, 2014 to December 31, 2015 is measured against the period January 1, 2013 to June 30, 2014.

- The vesting schedule for this goal was based on the change in cash flow per share before working capital for the periods presented as follows:

Vesting Schedule	
Change in Cash Flow Per Share	**Vesting Percentage**
No change or decline	0%
10% or greater increase	100%
increase greater than zero but less than 10%	Interpolated

- Change in cash flow per share declined during the measurement period as compared to January 1, 2013 to June 30, 2014; therefore, the DSUs allocated to this goal will not vest.

As a result of the foregoing, the 50% of Mr. Tilk's target DSUs tied to the corporate performance goals described directly above will not vest. The DSU award tied to his individual performance goals in the STIP described above were deemed earned and will result in the payout of 98,414 DSUs subject to the terms and conditions of Mr. Tilk's multi-year incentive plan.

Employment Agreements and Change-in-Control Agreements

Chief Executive Officer Employment Agreement

<u>Purpose:</u> *To provide certainty around the employment terms for our current Chief Executive Officer.*

Effective July 1, 2014, PotashCorp entered into an executive employment agreement with Mr. Tilk (the "Employment Agreement"). Under the Employment Agreement and accompanying Conditional Offer of Employment (the "Offer"), PotashCorp agreed to employ Mr. Tilk as Chief Executive Officer for an indefinite period of time. As part of our annual salary review process, the independent members of the Board have maintained Mr. Tilk's annual base salary at Cdn$1,035,000 for 2016. See "— Chief Executive Officer Compensation" on page 55.

Under the Employment Agreement and the Offer, Mr. Tilk is generally entitled to the following benefits:

- participation in the STIP with a target award equal to 100% of Mr. Tilk's base salary;

- in lieu of any signing bonus or participation in any medium-term incentive plan and the POP for the 18-month period ended December 31, 2015, a multi-year incentive award payable in DSUs, subject to meeting performance requirements;

- severance benefits equal to two times his annual salary plus target bonus, plus benefits for two years; and

- a double-trigger change-in-control severance benefit described under "— Change-in-Control Agreements" below.

Mr. Tilk also participates in the Canadian Pension Plan and the New Canadian Supplemental Plan. Additionally, Mr. Tilk will be entitled to other benefit arrangements generally available to PotashCorp executives.

Mr. Tilk has agreed that throughout his employment at PotashCorp and upon termination, he will be subject to a general release of claims with respect to PotashCorp and non-compete, non-solicitation and confidentiality restrictions. Depending on the circumstances of his termination, the non-compete and non-solicitation restrictions would be in force for one to two years after Mr. Tilk leaves the employ of PotashCorp.

Change-in-Control Agreements

Purpose: _To incent executives to remain employed by us when facing a potential change-in-control._

Mr. Tilk

The Employment Agreement with Mr. Tilk includes a change-in-control benefit. Change-in-control benefits pursuant to Mr. Tilk's Employment Agreement require a change-in-control and either (a) termination by Mr. Tilk of his employment following the occurrence of a Good Reason, or (b) involuntary termination of Mr. Tilk's employment within two years following a change-in-control. The severance benefit entitlements upon termination of employment within two years of a change-in-control are:

- payment of two years' of the then current base salary plus Mr. Tilk's STIP award, calculated by averaging the amount of short-term bonus received by Mr. Tilk in the two years prior to the termination, subject to certain exceptions, if Mr. Tilk is terminated before he completes two years of employment;

- benefits for two years; and

- if terminated without just cause, up to two years of coverage under the Canadian Pension Plan and the New Canadian Supplemental Plan.

In addition, if the change-in-control occurs before Mr. Tilk's DSUs awarded under his multi-year incentive plan have vested and either (a) PotashCorp terminates Mr. Tilk's employment without just cause or (b) Mr. Tilk terminates his employment following the occurrence of a Good Reason, then the full amount of the units earned will vest as of the date of the change-in-control, subject to certain exceptions. For more information about Mr. Tilk's multi-year incentive plan award, see "— Chief Executive Officer Compensation — Multi-Year Incentive Plan and Performance" on page 56.

For additional information about Mr. Tilk's Employment Agreement, including the change-in-control provisions and the definitions of change-in-control and Good Reason, see the Executive Employment Agreement, dated July 1, 2014, between

PotashCorp and Jochen A. Tilk, filed as Exhibit 10(nn) to our quarterly report on Form 10-Q for the quarter ended September 30, 2014.

Mr. Brownlee

Effective December 30, 1994, we entered into a change-in-control agreement with Mr. Brownlee. The term of Mr. Brownlee's agreement automatically renews for successive one-year terms until he reaches age 65 or unless either party gives notice of termination.

Benefits pursuant to Mr. Brownlee's change-in-control agreement require both a change-in-control and an involuntary termination of the executive's employment within two years following a change-in-control. Termination includes ceasing to be employed for any reason, including constructive dismissal, except by reason of death, disability, resignation or voluntary retirement, or dismissal for dishonest or willful misconduct. The severance benefit entitlements upon termination of employment following a change-in-control are:

- a lump-sum payment of three times his current base salary and average bonus for the last three years;

- a lump-sum payment of the pro rata target bonus for the year in which the termination occurs;

- immediate vesting and cash out of a pro rata portion of the current performance period's medium-term incentive plan awards;

- a credit of three additional years of service under the Canadian Supplemental Plan;

- a three-year continuation of medical, disability and group term life insurance, provided that these benefits terminate upon obtaining similar coverage from a new employer or upon commencement of retiree benefits; and

- financial or outplacement counseling to a maximum of Cdn$10,000.

Mr. Brownlee's change-in-control agreement further provides that all outstanding unvested options granted to him become exercisable upon the occurrence of a change-in-control. In the event no public market for the Shares exists, we will compensate him for the value of his options based on a Share value approved by our shareholders upon a change-in-control, or, if no such value has been approved, the market value of the Shares when last publicly traded. For additional information about Mr. Brownlee's change-in-control agreement, including the definitions of change-in-control and termination of employment, see the Form of Agreement dated December 30, 1994, filed as Exhibit 10(p) to our Annual Report on Form 10-K for the year ended December 31, 1995.

Executive Compensation

A table of contents for this "Executive Compensation" section is set forth below:

Our Named Executive Officers

Below is a description of our CEO and our Chief Financial Officer, and each of our other Named Executive Officers, excluding Mr. Delaney, who retired from his position as Executive Vice President and Chief Operating Officer on January 31, 2016. Detailed information about the compensation awarded to our Named Executive Officers in 2015, 2014 and 2013 can be found in the Summary Compensation Table and the related compensation tables beginning on page 61.



Jochen E. Tilk
Age: 52

President and Chief Executive Officer

Jochen Tilk joined the Company on July 1, 2014 in his current capacity of President and Chief Executive Officer. He serves as the Chairman of Canpotex Limited. He is also a director of both The Fertilizer Institute and the International Fertilizer Association, and is a member of the Canadian Council of Chief Executives and the C. D. Howe Institute.



Wayne R. Brownlee
Age: 63

Executive Vice President, Treasurer and Chief Financial Officer

Wayne Brownlee was appointed Executive Vice President, Treasurer and Chief Financial Officer in 2006 after seven years as Senior Vice President, Treasurer and Chief Financial Officer. Mr. Brownlee is a director of the Saskatoon Community Foundation and the Saskatoon Public School Foundation and Co-Chair of the Wanuskewin Fundraising Campaign.



Stephen F. Dowdle
Age: 65

President, PCS Sales

Stephen Dowdle was appointed President, PCS Sales in June 2010, after 11 years with the Fertilizer Sales division, most recently as Senior Vice President. He joined PotashCorp in 1999 as Vice President, International Fertilizer Sales. He is on the board of Canpotex Limited, Sinofert Holdings Ltd. (Sinofert) and the International Plant Nutrition Institute.



Joseph A. Podwika
Age: 53

Senior Vice President, General Counsel and Secretary

Joseph Podwika was appointed Senior Vice President, General Counsel and Secretary in 2007. He joined PotashCorp in 1997 as litigation and general business counsel at its Memphis office and later became senior counsel to the phosphate business in Northbrook, where he also assumed responsibility for all US legal affairs.

Summary Compensation Table[(1)]

The following table sets forth, for our 2015, 2014 and 2013 fiscal years, all compensation earned by the NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[(2)] ($)	Option Awards[(3)] ($)	Non-Equity Incentive Plan Compensation[(4)] ($)	Change in Pension and Nonqualified Deferred Compensation Earnings[(5)] ($)	All Other Compensation[(6)] ($)	Total ($)
Jochen E. Tilk	2015	822,105	—	1,494,909	—	323,420	159,583	108,072	2,908,089
President and Chief Executive Officer	2014	454,373[(7)]	—	—	—	825,423	34,161	47,338	1,361,295
Wayne R. Brownlee	2015	608,928	—	—	669,316	351,000	2,158,337	49,462	3,837,043
Executive Vice	2014	588,336	—	—	1,486,797	550,000	806,792	50,064	3,481,989
President, Treasurer and Chief Financial Officer	2013	588,336	—	—	1,107,356	331,000	—	50,407	2,077,099
Stephen F. Dowdle	2015	450,863	—	—	340,340	204,000	482,366	30,184	1,507,753
President, PCS Sales	2014	435,616	—	—	554,822	350,000	317,693	29,210	1,687,341
	2013	435,616	—	—	544,782	193,000	—	27,904	1,201,302
Joseph A. Podwika	2015	450,169	—	—	340,340	204,000	237,880	22,891	1,255,280
Senior Vice President,	2014	434,946	—	—	554,822	320,000	376,265	23,573	1,709,606
General Counsel and Secretary	2013	434,946	—	—	544,782	200,000	—	22,598	1,202,326
G. David Delaney	2015	594,578	—	—	756,756	343,000	799,638	29,024	2,522,996
Former Executive Vice	2014	574,471	—	—	1,198,447	540,000	1,909,877	28,575	4,251,370
President and Chief Operating Officer[(8)]	2013	574,471	—	—	1,133,818	300,000	—	26,729	2,035,018

(1) Amounts that were paid in Canadian dollars have been converted to United States dollars using the average exchange rate for the month prior to the date of payment.

(2) Reports the fair market value of the 98,414 deferred share units actually earned by Mr. Tilk under his multi-year incentive plan based on the $15.19 closing price of PotashCorp common stock on January 27, 2016. For further discussion, see "Compensation Discussion and Analysis — Chief Executive Officer Compensation — Multi-Year Incentive Plan and Performance" on page 56. The grant date fair value, as calculated in accordance with FASB ASC Topic 718, "Compensation – Stock Compensation", of Mr. Tilk's deferred share units was $3,390,401. For purposes of the FASB ASC Topic 718 calculations, the grant date fair value of the performance share units was estimated based on multiple input variables that determine the probability of satisfying the performance conditions (including internal financial metrics, PotashCorp and peer total shareholder return and other variables) and based on the $36.98 closing price of PotashCorp common stock on February 20, 2015.

(3) Reports the grant date fair value, as calculated in accordance with FASB ASC Topic 718, of options granted pursuant to the 2015 POP, 2014 POP and the 2013 POP, respectively. The amounts reported assume that all option grants vest at 100%. The grant date fair value of options granted pursuant to the 2014 POP include both the May 15, 2014 and the December 12, 2014 POP grants. See "Compensation Discussion and Analysis — At-Risk Compensation — Medium-Term Incentives" on page 53 and "Compensation Discussion and Analysis — At-Risk Compensation — Long-Term Incentives" on page 53. For a discussion of the assumptions made in the valuation of the awards, see Note 24 to our consolidated financial statements for the fiscal year ended December 31, 2015, Note 24 to our consolidated financial statements for the fiscal year ended December 31, 2014 and Note 23 to our consolidated financial statements for the fiscal year ended December 31, 2013.

(4) Reports amounts awarded pursuant to our STIP for 2015, 2014 and 2013 performance, which amounts were paid in 2016, 2015 and 2014, respectively. For further discussion, see "Compensation Discussion and Analysis — At-Risk Compensation — Short-Term Incentives" on page 51.

(5) For 2013, the change in the actuarial present value of each Named Executive Officer's accumulated benefit under the Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan was negative. Accordingly, pursuant to SEC guidance, these amounts are reflected as $— in the Summary Compensation Table. The table below reports the annual increase (decrease) in the actuarial present values of each Named Executive Officer's accumulated benefit under such plans for 2015.

		Jochen E. Tilk ($)	Wayne R. Brownlee ($)	Stephen F. Dowdle ($)	Joseph A. Podwika ($)	G. David Delaney ($)
Canadian Supplemental Plans	2015	159,582	2,158,338	—	—	—
U.S. Pension Plan	2015	—	—	34,296	39,884	52,781
U.S. Supplemental Plan	2015	—	—	448,071	197,996	746,857
Total	2015	—	—	482,367	237,880	799,638

(6) The following table sets forth the amounts attributable to each of the compensation items included in "All Other Compensation" for each Named Executive Officer in 2015:

	Jochen E. Tilk ($)	Wayne R. Brownlee ($)	Stephen F. Dowdle ($)	Joseph A. Podwika ($)	G. David Delaney ($)
Company Contributions to Canadian Pension Plan	10,560	10,426	0	0	0
Company Contributions to Savings Plan or 401(k) Plans	36,650	35,918	21,018[a]	19,801[b]	25,184[c]
Life Insurance Premiums Paid for the Benefit of NEO	4,438	2,849	9,165	3,090	3,840
Tax Gross-ups for Taxable Benefits	25,722	269	—	—	—
Perquisites	30,701[d]	—	—	—	—
Total	108,072	49,462	30,183	22,891	29,024

(a) For 2015, contributions to the 401(k) plan of $15,750 were made for Mr. Dowdle. In addition, contributions of $5,268 exceeded the 401(k) plan's statutory limits for 2015 and therefore, were immediately taxable and paid to Mr. Dowdle in cash.

(b) For 2015, contributions to the 401(k) plan of $14,552 were made for Mr. Podwika. In addition, contributions of $5,248 exceeded the 401(k) plan's statutory limits for 2015 and therefore, were immediately taxable and paid to Mr. Podwika in cash.

(c) For 2015, contributions to the 401(k) plan of $15,750 were made for Mr. Delaney. In addition, contributions of $9,434 exceeded the 401(k) plan's statutory limits in 2015 and therefore, were immediately taxable and paid to Mr. Delaney in cash.

(d) Perquisites include, for Mr. Tilk, spousal/family travel benefits (while accompanying the executive on company business) and parking. The aggregate incremental cost of spousal/family travel benefits paid for the benefit of Mr. Tilk was $30,701 in 2015.

(7) Mr. Tilk's base salary for 2015 was Cdn$1,035,000. This amount represents his base salary in United States dollars for 2015.

(8) Mr. Delaney retired from his position with the Company as of January 31, 2016.

Total Compensation

The following table sets forth the total compensation awarded to the CEO and all our Named Executive Officers, collectively, in each case as a percentage of our net income in each of 2015, 2014 and 2013. Total compensation reflects the Named Executive Officers' total compensation as disclosed in the "Total" column of the Summary Compensation Table on page 61, except as described below. Net income is calculated in accordance with IFRS.

For additional information about net income, see our consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013.

	Net Income	Total Compensation of Chief Executive Officer	% of Net Income	Aggregate Total Compensation of NEOs	% of Net Income
2015[1]	$ 1,270 million	$ 2.9 million	0.2%	$ 12.0 million	0.9%
2014[2]	$ 1,536 million	$ 5.3 million	0.3%	$ 20.4 million	1.3%
2013[3]	$ 1,785 million	$ 6.4 million	0.4%	$ 12.9 million	0.7%

(1) Total compensation of Chief Executive Officer consists solely of amounts paid to Mr. Tilk in 2015.

(2) Total compensation of Chief Executive Officer includes compensation paid to both Mr. Tilk, who began serving as our CEO on July 1, 2014, and William J. Doyle who served as CEO through such date in 2014.

(3) Total compensation of Chief Executive Officer consists solely of amounts paid to Mr. Doyle in 2013.

Grants of Plan-Based Awards

The following table provides information relating to plan-based awards granted in 2015 to the Named Executive Officers.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			Exercise or Base Price of Option Awards[2] ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Jochen E. Tilk									
STIP		411,053	822,105	1,644,210					
Multi-Year Incentive Plan	02/20/15				—	—	187,454[3]	—	3,390,401[4]
Wayne R. Brownlee									
STIP		213,125	426,249	852,498					
POP	05/12/15				—	132,300	132,300	Cdn$ 39.15	669,316
Stephen F. Dowdle									
STIP		123,987	247,974	495,948					
POP	05/12/15				—	59,500	59,500	32.32	340,340
Joseph A. Podwika									
STIP		123,796	247,592	495,184					
POP	05/12/15				—	59,500	59,500	32.32	340,340
G. David Delaney[5]									
STIP		208,102	416,204	832,408					
POP	05/12/15				—	132,300	132,300	32.32	756,756

(1) The amounts in the columns under "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" set forth the threshold, target and maximum values of the 2015 STIP awards based on respective ACFR of 50%, 100% and 150% of target cash flow return for 2015, assuming no adjustment based on individual performance. The actual amount of each Named Executive Officer's 2015 STIP award is set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 61.

(2) Pursuant to the terms of the plan, options under the 2015 POP were granted with an exercise price equal to the closing market price per Share on the NYSE for Mr. Dowdle, Mr. Podwika and Mr. Delaney, and on the TSX for Mr. Brownlee, in each case on the trading day prior to the grant date. As is our practice, options under the 2015 POP were granted following shareholder approval of the plan at the 2015 Annual Meeting on May 12, 2015.

(3) Mr. Tilk earned 98,414 DSUs under his multi-year incentive plan, with a value of Cdn$2,169,045 based on the closing price per Share on the TSX of Cdn$22.04 on February 22, 2016, which will fully vest on July 1, 2017 assuming his continued employment with the Corporation through such date. For further discussion, see "Compensation Discussion and Analysis — Chief Executive Officer Compensation — Multi-Year Incentive Plan and Performance" beginning on page 56.

(4) For purposes of the FASB ASC Topic 718 calculations, the grant date fair value of the performance share units was estimated based on multiple input variables that determine the probability of satisfying the performance conditions (including internal financial metrics, PotashCorp and peer total shareholder return and other variables) and based on the $36.98 closing price of PotashCorp common stock on February 20, 2015.

(5) Mr. Delaney retired from his position with the Company as of January 31, 2016.

Option Awards

The grant date fair value of options granted during 2015, 2014 and 2013 pursuant to our 2015, 2014 and 2013 POPs, respectively, are reported in the "Option Awards" column of the Summary Compensation Table on page 61. The grant date fair value and potential realizable value of options granted during 2015 pursuant to our 2015 POP are also included in "Estimated Future Payouts Under Equity Incentive Plan Awards" and "Grant Date Fair Value of Stock and Option Awards" columns of the Grants of Plan-Based Awards Table above. On May 16, 2013, Mr. Brownlee and Mr. Delaney each received a grant of 74,300 performance options and Mr. Dowdle and Mr. Podwika each received a grant of 35,700 performance options. On May 15, 2014, Mr. Brownlee and Mr. Delaney each received a grant of 101,900 performance options and Mr. Podwika and Mr. Dowdle

each received a grant of 48,300 performance options. In addition, on December 12, 2014 and in lieu of commencing a 2015 — 2017 MTIP, Mr. Brownlee and Mr. Delaney each received a grant of 46,500 performance options, and Mr. Podwika and Mr. Dowdle each received a grant of 20,200 performance options. Mr. Tilk was not granted any performance options because pursuant to the terms of his employment agreement he would not have otherwise been entitled to participate in a medium term incentive plan for the 2015-2017 period. See "Compensation Discussion and Analysis — At-Risk Compensation — Long-Term Incentives" beginning on page 53 for a description of our 2015 POP under which we granted stock options to officers and employees in 2015. On May 12, 2015, Mr. Brownlee and Mr. Delaney each received a grant of 132,300 performance options and Mr. Dowdle and Mr. Podwika each received a grant of 59,500 performance options.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information relating to exercisable and unexercisable stock options and unvested stock awards as of December 31, 2015 for the Named Executive Officers.

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable[1]	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options[2]	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Jochen E. Tilk	—	—	—	—	—	—	—
Wayne R. Brownlee	270,000	—		Cdn$ 23.16	5/3/2017		
	70,950			Cdn$ 66.57	5/8/2018		
	93,000			Cdn$ 37.32	5/7/2019		
	60,300			Cdn$ 35.00	5/6/2020		
	43,100			Cdn$ 50.20	5/12/2021		
	66,500			Cdn$ 39.93	5/17/2022		
	74,300[3]			Cdn$ 44.67	5/16/2023		
			101,900	Cdn$ 40.43	5/15/2024		
			46,500	Cdn$ 40.42	12/12/2024		
			132,300	Cdn$ 39.15	5/12/2025		
Stephen F. Dowdle	60,300	—		$ 20.91	5/3/2017		
	16,500			$ 66.26	5/8/2018		
	20,700			$ 32.01	5/7/2019		
	13,800			$ 34.05	5/6/2020		
	20,900			$ 52.31	5/12/2021		
	33,000			$ 39.46	5/17/2022		
	35,700[3]			$ 43.78	5/16/2023		
			48,300	$ 37.13	5/15/2024		
			20,200	$ 35.07	12/12/2024		
			59,500	$ 32.32	5/12/2025		
Joseph A. Podwika	94,500	—		$ 11.22	5/4/2016		
	60,300			$ 20.91	5/3/2017		
	35,250			$ 66.26	5/8/2018		
	46,500			$ 32.01	5/7/2019		
	30,000			$ 34.05	5/6/2020		
	20,900			$ 52.31	5/12/2021		
	33,000			$ 39.46	5/17/2022		
	35,700[3]			$ 43.78	5/16/2023		
			48,300	$ 37.13	5/15/2024		
			20,200	$ 35.07	12/12/2024		
			59,500	$ 32.32	5/12/2025		
G. David Delaney[4]	140,400	—		$ 20.91	5/3/2017		
	35,250			$ 66.26	5/8/2018		
	46,500			$ 32.01	5/7/2019		
	30,000			$ 34.05	5/6/2020		
	43,100			$ 52.31	5/12/2021		
	66,500			$ 39.46	5/17/2022		
	74,300[3]			$ 43.78	5/16/2023		
			101,900	$ 37.13	5/15/2024		
			46,500	$ 35.07	12/12/2024		
			132,300	$ 32.32	5/12/2025		

(1) As of December 31, 2015, the aggregate before tax value of unexercised options that are currently exercisable held by each Named Executive Officer was as follows: Mr. Tilk, $0; Mr. Brownlee, $114,013.14; Mr. Dowdle, $0; Mr. Podwika, $557,550.00 and Mr. Delaney, $0. The aggregate value of unexercised options held by Mr. Brownlee was converted to United States dollars using the average Canadian to United States dollar exchange rate of 1.2788 for fiscal year 2015.

(2) The outstanding equity incentive plan awards reported in the "Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options" column represent unearned options pursuant to our 2015 POP and 2014 POP. Options granted pursuant to the 2014 POP vest at the end of the performance period ending December 31, 2016 and options granted pursuant to the 2015 POP vest at the end of the performance period ending December 31, 2017. The reported number of Shares underlying the options assumes achievement of the plans' maximum performance levels.

(3) Represents options granted under the 2013 POP that vested at the end of the performance period ended December 31, 2015. The before tax value of such vested options held by each Named Executive Officer, as of December 31, 2015, was $0.

(4) Mr. Delaney retired from his position with the Company as of January 31, 2016.

Outstanding Stock Options

As of February 22, 2016, options to acquire 3,465,100 Shares were outstanding under the 2015 POP. In addition, options to acquire 3,122,500 Shares were outstanding under the 2014 POP, and options to acquire 1,886,500 Shares were outstanding under the 2013 POP. Options to acquire 1,356,900 Shares, 960,000 Shares, 957,000 Shares, 1,329,525 Shares, 1,029,150 Shares, 2,683,550 Shares and 2,132,150 Shares, which have vested, are outstanding under the 2012 POP, 2011 POP, 2010 POP, 2009 POP, 2008 POP, 2007 POP and 2006 POP, respectively. See "Compensation Discussion and Analysis — At-Risk Compensation — Long-Term Incentives" beginning on page 53 for a description of our 2015 POP under which we granted stock options to officers and employees in 2015.

Option Exercises and Stock Vested

The following table provides information relating to amounts received upon the exercise of stock options by the Named Executive Officers during 2015.

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized Upon Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized Upon Vesting ($) |
Name				
Jochen E. Tilk	—	—	—	—
Wayne R. Brownlee	1,035,000	24,188,094.00	—	—
Stephen F. Dowdle	84,500	843,310.00	—	—
Joseph A. Podwika	48,000	1,098,090.48	—	—
G. David Delaney[1]	—	—	—	—

(1) Mr. Delaney retired from his position with the Company as of January 31, 2016.

Executive Share Ownership

The table below sets forth, for each Named Executive Officer currently employed with the corporation, the number and value of Shares held and whether such Named Executive Officer complies with the Share ownership requirements. For the purposes of calculating Mr. Tilk's ownership, DSUs earned but unvested under Mr. Tilk's multi-year incentive plan will be included in the value of Shares held. As of February 22, 2016, each of our current Named Executive Officers was in compliance with the applicable Share ownership requirements. Mr. Delaney is not included in this table as he retired from his position with the Corporation on January 31, 2016.

Named Executive Officer	2015 Annual Base Salary[1] ($)	Required Multiple	Number of Shares Held	Value of Shares Held[3] ($)	Complies with Share Ownership Requirements[4]
Jochen E. Tilk	Cdn$ 1,035,000	5x	1,729	Cdn$ 2,207,152[2]	Yes
Wayne R. Brownlee	608,928	3x	669,331[5]	10,769,536	Yes
Stephen F. Dowdle	450,863	3x	149,675	2,408,271	Yes
Joseph A. Podwika	450,169	3x	60,607	975,167	Yes

(1) Base salary reported in Canadian dollars for Mr. Tilk. Amount differs from that reported in the summary compensation table due to conversion into United States dollars for purposes of reporting on the summary compensation table.

(2) The value for Mr. Tilk includes Cdn$2,169,045, the February 22, 2016 TSX-based market value of the 98,414 DSUs which Mr. Tilk has earned under his multi-year incentive plan which will fully vest on July 1, 2017 assuming his continued employment with the Corporation through such date. Mr. Tilk has until July 1, 2019 to achieve his share ownership requirement.

(3) Based on the closing price per Share on the NYSE of $16.09 on February 22, 2016. For Mr. Tilk, based on the closing price per Share on the TSX of Cdn$22.04 on February 22, 2016.

(4) The cost base for the at-risk Shares (which for greater certainty does not include Mr. Tilk's DSUs) of each Named Executive Officer currently employed with the Corporation is approximately as follows: Mr. Tilk — Cdn$51,823; Mr. Brownlee — $20,632,843; Mr. Dowdle $3,391,416 and Mr. Podwika — $2,383,332.

(5) Includes 71,655 Shares held in the Brownlee Family Foundation Inc.

Pension Benefits

The following table provides information relating to the present value of the Named Executive Officers' accumulated benefit under the New Canadian Supplemental Plan, the Prior Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan, in each case at December 31, 2015.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Jochen E. Tilk	New Canadian Supplemental Plan	1.5	$ 193,743	—
Wayne R. Brownlee	Prior Canadian Supplemental Plan	35.00[2]	$13,478,324	—
Stephen F. Dowdle	U.S. Pension Plan	16.42	$ 821,204	—
	U.S. Supplemental Plan	26.50[3]	$ 2,722,131	—
Joseph A. Podwika	U.S. Pension Plan	18.67	$ 681,571	—
	U.S. Supplemental Plan	18.67	$ 1,276,095	—
G. David Delaney[4]	U.S. Pension Plan	32.67	$ 1,232,099	—
	U.S. Supplemental Plan	32.67	$ 3,746,888	—

(1) The present value of accumulated benefit assumes retirement at the earliest age that does not require a reduction in benefits. For the Prior Canadian Supplemental Plan, such age is 62. For the U.S. Pension Plan and U.S. Supplemental Plan, such age is 65 or age 62 with 20 years of service.

(2) Mr. Brownlee's years of credited service includes 11.6 years of service, from May 1977 to December 1988, with the government of Saskatchewan prior to the privatization of PotashCorp in 1989 and 24.4 years of service, from December 1988 to the present, with PotashCorp and our predecessors. Under the Prior Canadian Supplemental Plan, credited service is capped at 35.00 years.

(3) The difference in Mr. Dowdle's years of credited service under the U.S. Pension Plan and the U.S. Supplemental Plan relates to 10.08 years of credited service with Canpotex in accordance with the terms of Mr. Dowdle's Supplemental Retirement Agreement.

(4) Mr. Delaney retired from his position with the Company as of January 31, 2016.

The present values of the accumulated benefits reported in the above table are generally calculated in accordance with the assumptions used for financial reporting purposes. See Note 21 to our consolidated financial statements for the fiscal year ended December 31, 2015. The total present value of accumulated benefits in our financial statements is calculated in accordance with IFRS. The assumptions for Mr. Brownlee differ from the assumptions disclosed in Note 21 to our consolidated financial statements for the fiscal year ended December 31, 2015. The key assumptions used in calculating the present value of accumulated benefits for Mr. Brownlee are as follows:

Interest Rate	3.85% per annum
Retirement Age	Age 62 or current age if older
Mortality Rates	2014 Canadian Pensioners Mortality Table (with generational projection)

The following table sets forth our accrued obligation at the beginning and end of the fiscal year ended December 31, 2015 for each of the Named Executive Officer's benefits under the Canadian Pension Plan, the New Canadian Supplemental Plan, the Prior Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan and the accumulated value at the beginning and end of the fiscal year ended December 31, 2015 for each of the Named Executive Officer's company-provided benefits under the Savings Plan and the 401(k) Plans.

Name	Plan Name	Accrued Obligation/ Accumulated Value at Start of Year ($)	Compensatory Changes ($)	Non-Compensatory Changes[1] ($)	Accrued Obligation/ Accumulated Value at End of Year ($)
Jochen E. Tilk	Canadian Pension Plan	21,753	10,560	4,675	36,988
	New Canadian Supplemental Plan	34,161	154,208	5,374	193,743
	Savings Plan	13,625	36,650	(20,673)	29,602
Wayne R. Brownlee	Canadian Pension Plan	1,642,417	10,426	(212,244)	1,440,599
	Prior Canadian Supplemental Plan	11,319,986	138,186	2,296,524	13,478,324
	Savings Plan	589,360	35,918	(106,154)	519,124
Stephen F. Dowdle	U.S. Pension Plan	786,908	62,119	(27,824)	821,204
	U.S. Supplemental Plan	2,274,060	548,176	(100,105)	2,722,131
	401(k) Plans	1,188,262	15,750	(576,321)	627,691
Joseph A. Podwika	U.S. Pension Plan	641,687	47,039	(7,154)	681,571
	U.S. Supplemental Plan	1,078,099	211,182	(13,186)	1,276,095
	401(k) Plans	595,959	14,553	(243,638)	366,874
G. David Delaney[2]	U.S. Pension Plan	1,179,318	59,053	(6,272)	1,232,099
	U.S. Supplemental Plan	3,000,031	766,075	(19,218)	3,746,888
	401(k) Plans	1,920,638	15,750	(922,606)	1,013,782

(1) Non-compensatory changes include mandatory and voluntary employee contributions and market changes in account value. For 2015, employee contributions for each Named Executive Officer were as follows: Mr. Tilk, $10,560.33; Mr. Brownlee, $10,425.93; Mr. Dowdle, $23,986.44; Mr. Podwika, $18,000.00, and Mr. Delaney, $43,218.11.

(2) Mr. Delaney retired from his position with the Company as of January 31, 2016.

Pension Plans

In Canada, eligible employees, including senior executives, participate in the Canadian Pension Plan and the Canadian Supplemental Plans. The Canadian Pension Plan is a defined contribution plan that includes individual and company contributions. The Canadian Supplemental Plans include:

- The Prior Canadian Supplemental Plan is a defined benefit plan with benefits calculated based on the participant's service and the plan's benefit formula. The Prior Canadian Supplemental Plan was closed to new participants effective June 30, 2014.

- The New Canadian Supplemental Plan is a defined contribution plan that includes only Company contributions. It was approved by the Board and became effective July 1, 2014. The New Canadian Supplemental Plan, which is designed to attract and retain executives by providing supplemental pension benefits slightly above the median for the Comparator Group, allowing for the vesting of pension benefits after two years of service consistent with the Canadian Pension Plan and providing a reasonable rate of return without the volatility of the equity markets.

In the United States, eligible employees, including senior executives, participate in the U.S. Pension Plan and the U.S. Supplemental Plan. Like the Prior Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan are defined benefit plans with benefits calculated based on the participant's service and the plan's benefit formula.

In addition, U.S. employees are eligible to participate in the 401(k) Plans and certain Canadian employees participate in the Savings Plan. We make contributions to the 401(k) Plans and the Savings Plan for the benefit of participants in accordance with the terms of such plans.

We maintain the Canadian Pension Plan, which generally requires all participating employees to contribute 5.5% of their earnings (or such lesser amount as is deductible for Canadian income tax purposes) while PotashCorp contributes an equal amount. When an individual retires, the full amount in the individual's account is used to provide the pension.

We also maintain the (1) New Canadian Supplemental Plan, that provides eligible executives a Company contribution of 10% of the participant's earnings, reduced by Company contributions to the

Canadian Pension Plan, and (2) the Prior Canadian Supplemental Plan, which provide a supplementary pension benefit for certain of our officers and other executives. Under the basic terms of the Prior Canadian Supplemental Plan, a pension benefit is provided in an amount equal to 1.5% of the average of the participant's three highest consecutive years' earnings multiplied by the participant's years of pensionable service (to a maximum of 35 years), minus any annual retirement benefit payable due to employer contributions under the Canadian Pension Plan. For the purposes of both the New and Prior Canadian Supplemental Plan, earnings are defined as the participant's annual base pay plus 100% of all bonuses payable for such year pursuant to the STIP (subject to a maximum of 100% of base salary for such year).

The normal retirement age pursuant to the Prior Canadian Supplemental Plan was 65, with a reduction in benefits for early retirement prior to age 62. No benefits pursuant to the Prior Canadian Supplemental Plan are payable if termination occurs prior to age 55. Benefits payable to certain employees who have reached the minimum age (55) for retirement pursuant to the Prior Canadian Supplemental Plan may be secured by letters of credit provided by us or may be otherwise secured by us, if appropriate. Depending on the employee's election, benefits are generally paid in the form of a single lump sum payment equal to the actuarial present value of the annual benefits or, in certain circumstances, an annuity for life.

The benefit payable under the Prior Canadian Supplemental Plan to Mr. Brownlee is an amount equal to (1) 5% of the average of the senior officer's three highest consecutive years' earnings multiplied by his years of pensionable service (to a maximum of 10 years), plus (2) 1.5% of the average of his three highest consecutive years of earnings multiplied by his years of pensionable service in excess of 25 years to a maximum of 10 additional years, minus (3) any annual employer-provided retirement benefit payable under the Prior Canadian Pension Plan and certain other tax qualified plans.

Prior to January 1, 1999, PCS Phosphate Company Inc. and PCS Nitrogen, Inc. maintained separate defined benefit pension plans (respectively, the "Phosphate Pension Plan" and the "Nitrogen Pension Plan") for their respective eligible U.S. employees, including Mr. Podwika and Mr. Delaney, in the case of PCS Nitrogen. Effective January 1, 1999, we consolidated our pension plans for U.S. employees and the Nitrogen Pension Plan was merged with and into the Phosphate Pension Plan to form the U.S. Pension Plan.

Under the U.S. Pension Plan, participants age 65 with 5 years of service (or age 62 or older with at least 20 years of service) receive a retirement benefit of 1.5% of the participant's final average compensation (as defined below) multiplied by the participant's years of service accrued after December 31, 1998 (to a maximum of 35 years) in the form of a life annuity. Participants with service accrued prior to January 1, 1999 under previous plans, including Mr. Podwika and Mr. Delaney, will have a portion of their retirement benefit calculated under the formulas for such plans. Employees not meeting the minimum age or years of service requirement at termination will receive a reduced benefit.

Pursuant to the U.S. Pension Plan, final average compensation is defined as compensation for the highest paid 60 consecutive months of service out of the last 120 months of service. Compensation is defined as a participant's base pay plus the annually paid bonus under our STIP (subject to a maximum of 100% of base salary for such year). The retirement benefits from the U.S. Pension Plan for Mr. Podwika, Mr. Dowdle and Mr. Delaney are subject to certain limitations on the amount of retirement benefits that may be provided under U.S. tax qualified pension plans. The U.S. Supplemental Plan is intended to provide a participant with the same aggregate benefits that such participant would have received had there been no legal limitations on the benefits provided by the U.S. Pension Plan. No benefits pursuant to the U.S. Supplemental Plan are payable if termination occurs prior to age 55.

With respect to services provided prior to July 1, 2009, for the purpose of calculating a participant's benefit under the Prior Canadian Supplemental Plan, the U.S. Supplemental Plan and the individual agreements, the inclusion of awards paid pursuant to our STIP is not subject to a limit of 100% of base salary for the relevant calendar year. In addition, with respect to services provided prior to July 1, 2009, a participant's benefit under the Prior Canadian Supplemental Plan and the individual agreements is calculated using such participant's three highest years' earnings rather than such participant's three highest consecutive years' earnings. Further, for service prior to January 1, 2011, a participant's benefit under the Prior Canadian Supplemental Plan is calculated using a 2% accrual formula rather than the 1.5% formula. The employer provided account balance and the pre-January 1, 2011 employee account balance (plus investment earnings) from the PCS Inc. Pension Plan offset this Prior Canadian Supplemental Plan formula.

Estimated Termination Payments and Benefits

The following table sets forth estimates of the amounts payable to each of our Named Executive Officers upon the specified termination events, assuming that each such event took place on the last business day of fiscal year 2015. The table does not include (1) benefits under plans that are generally available to salaried employees and that do not discriminate in favor of executive officers, including the Canadian Pension Plan, the U.S. Pension Plan, the Savings Plan and the 401(k) Plans or (2) the value of outstanding equity awards that have previously vested, such as stock options, which awards are set forth in "Outstanding Equity Awards at Fiscal Year-End" beginning on page 64. Previously vested equity awards would not have resulted in incremental value if the Named Executive Officer had been terminated on the last business day of fiscal year 2015. For descriptions of the compensation plans and agreements that provide for the payments set forth in the following table, including our severance policy and our change-in-control agreements, see "Compensation Discussion and Analysis — Elements of Executive Compensation: Overview" beginning on page 48.

	Jochen E. Tilk ($)	Wayne R. Brownlee ($)	Stephen F. Dowdle ($)	Joseph A. Podwika ($)	G. David Delaney ($)[3]
Involuntary Termination/Termination Without Cause	2,008,566	608,928	450,863	323,256	594,578
Salary/Severance	1,510,398	608,928	450,863	323,256	594,578
Supplemental Plan[1][2]	478,533	—	—	—	—
Executive Healthcare Benefits	19,636	—	—	—	—
Termination Following Change-in-Control	4,652,318	3,058,784	450,863	323,256	594,578
Salary/Severance	2,659,241	3,058,784	450,863	323,256	594,578
Deferred Stock Units	1,494,909	—	—	—	—
Stock Options (Accelerated)	—	—	—	—	—
Supplemental Plan[1][2]	478,533	—	—	—	—
Executive Healthcare Benefits	19,636	—	—	—	—
Death/Disability	—	—	—	—	—
Supplemental Plan[1][2]	—	—	—	—	—
Retirement	—	—	—	—	—
Stock Options (36 Month Continued Vesting)	—	—	—	—	—
Supplemental Plan[1][2]	—	—	—	—	—

(1) Supplemental Plan refers to the New Canadian Supplemental Plan for Mr. Tilk, the Prior Canadian Supplemental Plan for Mr. Brownlee and the U.S. Supplemental Plan for Mr. Dowdle, Mr. Podwika and Mr. Delaney. The Supplemental Plan benefits set forth for each Named Executive Officer reflect the incremental value of benefits for each termination event that exceeds the present value of benefits set forth in the "Pension Benefits" table on page 66.

(2) As of December 31, 2015, Mr. Podwika (age 53) and Mr. Delaney (age 54) were ineligible to receive benefits under the U.S. Supplemental Plan. No benefits are payable if the participant is not at least age 55 at termination.

(3) Mr. Delaney retired from his position with the Company as of January 31, 2016, and turned 55 on January 10, 2016, which is reflected in the severance paid to him in connection with his retirement, described under "Compensation Discussion and Analysis — Severance Benefits" on page 55.

Payments Made Upon Involuntary Termination or Termination Without Cause

As quantified in the table above, upon involuntary termination or termination without cause, a Named Executive Officer is generally entitled to receive (1) severance in an aggregate amount equal to two weeks of salary for each year of service (subject to a minimum of four weeks and a maximum of 52 weeks); (2) immediate vesting and payout of a pro rata portion of the current performance period's STIP awards; (3) benefits under the Prior Canadian Supplemental Plan or U.S. Supplemental Plan, as applicable, reduced in accordance with the relevant plan's early retirement provisions; and (4) benefits under the New Canadian Supplemental Plan, if applicable.

In addition, under Mr. Tilk's Employment Agreement, he is entitled to severance benefits equal to (1) two times his annual salary and target bonus (unless Mr. Tilk is dismissed after six months of

employment but before the completion of two years of employment; then, the yearly bonus amount shall be the target short-term bonus for the purpose of calculating severance), plus (2) benefits for two years, plus (3) if terminated without cause, up to two years coverage under the Canadian Pension Plan and New Canadian Supplemental Plan.

Payments Made Upon Termination Following a Change-in-Control

As described in "Compensation Discussion and Analysis — Employment Agreements and Change-in-Control Agreements" beginning on page 57, we have entered into change-in-control agreements with Mr. Tilk and Mr. Brownlee.

As quantified in the table above, upon a termination within two years of a change-in-control, Mr. Tilk is entitled to receive (1) payment of two years of the then current base salary plus Mr. Tilk's STIP, calculated by averaging the amount of short-term bonuses received by Mr. Tilk in the two years prior to the termination, unless Mr. Tilk is dismissed before the completion of two years of employment, then the yearly bonus amount shall be the target short-term bonus for the purpose of calculating severance; (2) benefits for two years; (3) if terminated without just cause, up to two years of coverage under the Canadian Pension Plan and the New Canadian Supplemental Plan; and (4) if the change-in-control occurs before DSUs have been earned or vested and either (a) we terminate Mr. Tilk's employment without just cause or (b) Mr. Tilk terminates his employment following the occurrence of a Good Reason, (as defined in Mr. Tilk's Employment Agreement) then the full amounts of the units granted or earned will vest as of the date of the change-in-control.

As quantified in the table above, upon a termination of employment within two years of a change-in-control, Mr. Brownlee would be entitled to receive (1) severance in an aggregate amount equal to three times his current base salary and average bonus for the last three years; (2) immediate vesting and payout of the pro rata portion of the current performance period's STIP (in accordance with the terms of the plan) and 2012 medium-term incentive plan awards; and (3) benefits under the Canadian Supplemental Plan, as supplemented by three additional years of service and as reduced in accordance with the plan's early retirement provisions.

As quantified in the table above, upon termination of employment following a change-in-control, Named Executive Officers without change-in-control agreements are generally entitled to receive (1) severance in an aggregate amount equal to two weeks of salary for each year of service (subject to a minimum of four weeks and a maximum of fifty-two weeks); (2) immediate vesting and payout of a pro rata portion of the current performance period's STIP awards, at the greater of target or actual performance through the relevant date; (3) benefits under the Prior Canadian Supplemental Plan or U.S. Supplemental Plan, as reduced in accordance with the plan's early retirement provisions; and (4) benefits under the New Canadian Supplemental Plan, if applicable, which vest fully and immediately upon a change-in-control.

Outstanding options granted under the 2013 POP, 2014 POP and 2015 POP become exercisable if (1) a Named Executive Officer is terminated without Cause (as defined in each such POP) or resigns for Good Reason (as defined in each such POP) during the two years following a change-in-control or (2) our successor in the change-in-control fails to continue, assume, convert or replace the options.

Payments Made Upon Death or Disability

Generally, death or disability does not result in incremental value under the Prior Canadian Supplemental Plan or the U.S. Supplemental Plan. If a Named Executive Officer becomes disabled, the individual may (1) go on long-term disability, which would result in the continued accrual of Supplemental Plan benefits or (2) retire immediately, which would result in the same benefits as retirement. Prior Canadian Supplemental Plan death benefits are generally payable at 60% of the amount of benefits if the participant had retired on the date of death. U.S. Supplemental Plan benefits are generally payable at the greater of (1) 50% of the amount of benefits if the participant had retired on the date of death, payable for the remainder of the spouse's lifetime and (2) 100% of the amount of benefits if the participant had retired on the date of death, payable for a period of ten years. Under the New Canadian Supplemental Plan, benefits for a Named Executive Officer will continue to vest during the time of disability and thereafter will be entitled to the applicable retirement benefits. In the event of death, a Named Executive Officer will be entitled to the aggregate amount of the retirement benefit under the New Canadian Supplemental Plan as of the date of death.

Payments Made Upon Retirement

As quantified in the table above, upon retirement, a Named Executive Officer is generally entitled to receive (1) the right to exercise any vested performance options, including such options that may vest after retirement, for a period of three years; (2) benefits under the Prior Canadian Supplemental Plan or U.S. Supplemental Plan, as reduced in accordance with the plan's early retirement provisions; and (3) with respect to Mr. Tilk, benefits under the New Canadian Supplemental Plan, which does not require two years of continuous service for payout in connection with retirement. For information regarding Mr. Delaney's severance payment, see "Compensation Discussion and Analysis — Severance Benefits" on page 55.

The following table sets forth the estimated annual or aggregate amounts that each Named Executive Officer would have received upon retirement at December 31, 2015 and would receive upon retirement at age 65 pursuant to the retirement plans in which each Named Executive Officer participates. The "age 65" amounts in the below table assume annual salary increases of 3% and flat short-term incentive award targets (as a percentage of salary) for each of the Named Executive Officers and use the same interest rates as disclosed under "— Pension Benefits" beginning on page 66. Voluntary contributions by each of the Named Executive Officers to the retirement plans have been excluded from the calculation of the amounts set forth below:

		Jochen E. Tilk ($)		Wayne R. Brownlee ($)		Stephen F. Dowdle ($)		Joseph A. Podwika ($)[1]		G. David Delaney ($)[2][3]	
		Year End	**Age 65**	**Year End**	**Age 65**	**Year End**	**Age 65**	**Year End**	**Age 65**	**Year End**	**Age 65**
Canadian/ U.S. Pension Plan	Annual	9,709	195,267	797,071	791,551	270,943	270,943	70,720	422,871	118,663	662,338
	Aggregate	212,237	3,321,545	14,197,430	13,464,521	3,543,335	3,543,335	559,917	5,541,348	1,012,181	8,679,346
Savings/ 401(k) Plans	Annual	1,354	43,297	29,145	35,434	21,707	21,707	22,157	38,982	71,144	83,797
	Aggregate	29,602	736,500	519,124	602,749	283,881	283,881	175,422	510,829	606,851	1,098,083
Total	Annual	11,063	238,564	826,216	826,985	292,650	292,650	92,877	461,854	189,808	746,135
	Aggregate	241,839	4,058,045	14,716,554	14,067,270	3,827,216	3,827,216	735,339	6,052,177	1,619,032	9,777,428

(1) Since Mr. Podwika would have forfeited his U.S. Supplemental Plan benefit if he retired at December 31, 2015, the year end benefit shown is only his U.S. Pension Plan benefit. The U.S. Supplemental Plan benefit is included in the Age 65 benefit.

(2) Since Mr. Delaney would have forfeited his U.S. Supplemental Plan benefit if he retired at December 31, 2015, the year end benefit shown is only his U.S. Pension Plan benefit. The U.S. Supplemental Plan benefit is included in the Age 65 benefit.

(3) Mr. Delaney retired from his position with the Company as of January 31, 2016.

Performance Graphs

The following graph illustrates the Corporation's cumulative shareholder return, assuming reinvestment of dividends, by comparing a $100 investment in the Shares at December 31, 2010 to the return on the Standard & Poor's 500 Index®, the DAX Ag Index and a self-selected peer group.



CUMULATIVE TOTAL RETURN*
Based on reinvestment of $100 beginning on December 31, 2010
$250
$200
$150
$100
$50
$0
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
PotashCorp – NYSE Listing
S&P 500®
Dax Ag Index
Peer Group

	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15
PotashCorp - NYSE Listing	100	80.34	80.22	67.09	74.87	38.22
S&P 500®	100	102.11	118.45	156.82	178.29	180.75
Peer Group	100	72.80	90.11	75.54	76.30	65.88
Dax Ag Index	100	91.00	105.55	116.16	119.79	103.55

Self-selected peer group consists of:	Symbol
Agrium Inc.*	AGU
CF Industries, Inc.	CF
Intrepid Potash	IPI
The Mosaic Company Inc. (formerly IMC Global Inc)	MOS
Yara International ASA	YAR NO
Israel Chemicals Limited	CHIM IT
Sociedad Quimica Y Minera de Chile S.A.	SQM/B CI
K + S AG	SDF/GR
Arab Potash Company	APOT JR
Uralkali	URKA RU

* TSX Listing

The following graph illustrates the Corporation's cumulative shareholder return, assuming reinvestment of dividends, by comparing a Cdn$100 investment in the Shares at December 31, 2010 to the return on the S&P/TSX Composite Index.



	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15
PotashCorp - TSX Listing	100.00	82.16	80.01	71.40	86.90	52.25
S&P/TSX Composite Index	100.00	91.29	97.85	110.56	122.23	112.06

The foregoing stock performance graphs and related disclosures do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing by the Corporation under the United States Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent they are specifically incorporated by reference therein.



NEO COMPENSATION

Legend:
- STIP - NEO Compensation ($ in millions)
- Equity - NEO Compensation ($ in millions)
- Total NEO Compensation ($ in millions)
- CFROI-WACC (%)

The above chart compares the total annual compensation, which is comprised of fixed compensation described below, equity compensation and awards under the STIP earned by the Corporation's Named Executive Officers in each year from 2011 through 2015 to PotashCorp's annual CFROI and WACC during the same period. CFROI-WACC was the performance metric used to determine vesting of performance options granted under the annual POP in each of these years and is correlated with corporate TSR. During this five-year period, the general trend in total Named Executive Officer compensation was consistent with the general trend in CFROI-WACC. The equity compensation level in 2012 reflects the payout of a multi-year award under the MTIP, reflecting performance in the prior three-year period.

For purposes of the above chart, fixed compensation includes base salary and other compensation, which includes perquisites and personal benefits. Equity compensation includes the grant-date fair value of awards under the Corporation's medium- and long-term incentive plans in each applicable year.

Adoption of 2016 Long-Term Incentive Plan

As outlined in the "Compensation" section of this Management Proxy Circular, the HR&C Committee believes that periodic reviews of the Corporation's compensation programs is an important part of maintaining a compensation philosophy and structure that is current, competitive, engaging, cost-effective and aligned with the Corporation's strategy. In 2015, the HR&C Committee completed an extensive review of the Corporation's short, medium and long-term incentive compensation programs which has resulted in, among other things, a re-designed short-term incentive plan and the proposed adoption of the 2016 Long-Term Incentive Plan (as used in this section, the "Plan"). The Plan will be used in replacement of the Corporation's historical cash-settled medium-term incentive plans and share-settled performance option plans. The HR&C Committee believes that these changes to PotashCorp's executive compensation program will maintain the program's market-competitive position and will better focus the program on sustained performance, as well as ownership and value-creation over the long-term. Furthermore, this new compensation program design will support a balanced approach to risk management. Shareholders are urged to read the "Compensation" section of this Management Proxy Circular for more information.

The Plan will include medium- and long-term incentive features, overlapping cycles and different vesting provisions. In particular, the proposed Plan will provide for awards to our "named executive officers" with 70% of the value consisting of stock-settled performance share units and 30% of the value consisting of stock options. The performance share units will represent medium-term incentives, with 3-year performance-based cliff vesting, whereas the stock options will represent long-term incentives, with 3-year time-based vesting and a 10 year term. The performance metrics used to determine vesting of performance share units will be TSR relative to an industry comparator group of companies, and CFROI — WACC, with equal weighting between the metrics.

Key Features of the 2016 Long-Term Incentive Plan

- 21,000,000 Shares would be available for issuance pursuant to the exercise of options and the settlement of performance share units representing approximately 2.51% of the currently issued and outstanding Shares.

- Share reserve results in a total potential dilution level (less than 5%) that is lower than the typical market range among Canadian companies, and is anticipated to support several annual award cycles.

- Anticipated that annual grants to "NEOs" will consist of 30% time-based stock options and 70% performance share units.

- Non-employee directors are not eligible to participate and there are caps on grants to insiders generally.

- The Plan supports PotashCorp's share ownership philosophy.

- The Plan provides for "double-trigger" vesting following a change in control.

The following is a description of the Plan which describes the material terms of the Plan. This summary of the Plan is not a complete description of all provisions of the Plan and is qualified in its entirety by reference to the Plan, a copy of which is attached as Appendix A to this Management Proxy Circular.

The Board, on the recommendation of the HR&C Committee, has unanimously approved the 2016 Long-Term Incentive Plan and recommends to shareholders that they vote FOR the resolution to approve the 2016 Long-Term Incentive Plan.

Purpose and Effective Date

The stated purpose of the Plan is to advance the interests of the Corporation by supporting the Corporation's compensation philosophy of providing selected employees and officers with an opportunity to: (1) promote the growth and profitability of the Corporation; (2) align their interests with shareholders; and (3) earn compensation commensurate with corporate performance. In addition, the Corporation believes the Plan will directly assist in supporting the Corporation's compensation philosophy by providing participants with the opportunity to acquire common shares of the Corporation.

The Board adopted the Plan on February 22, 2016 for approval by the Corporation's shareholders at the Meeting. If approved, the Plan will be deemed effective as of the date of the Meeting (the "Effective Date") and will remain in effect, unless terminated sooner, until the tenth anniversary of the Effective Date. After the Plan is terminated, no awards will be granted under the Plan, but awards previously granted will remain outstanding in accordance with their terms and the terms of the Plan.

Administration

The Plan will be administered by the HR&C Committee or any other committee of the Board designated by the Board to administer the Plan. Day-to-day administration of the Plan may be delegated to officers or employees of the Corporation as the HR&C Committee determines.

Eligibility

The Corporation and its subsidiaries' officers and employees are eligible to participate in the Plan if selected by the HR&C Committee. Non-employee directors, non-employee contractors and third party vendors will not be eligible to participate in the Plan. Initially, it is anticipated that there will be approximately 300 participants in the Plan.

Authorized Shares

If approved, the aggregate number of Shares that are available for issuance under the Plan will be 21,000,000 Shares, representing approximately 2.51% of the issued and outstanding Shares as of February 22, 2016 (subject to adjustment in certain instances in accordance with the Plan).

Subject to applicable stock exchange rules, if any Shares issued under an award granted under the Plan are forfeited, or if any such award terminates, expires, is cancelled or forfeited, or is settled in cash (in whole or in part), then the Shares subject to such award will again be available for issuance under the Plan.

Limits on Specific Grants of Awards

Generally, no participant will be granted stock options under the Plan, in the aggregate, for more than 750,000 Shares during any calendar year.

In addition, no awards will be granted to insiders (as defined in the Plan) if such awards, together with any other security based compensation arrangements of the Corporation, could result in (1) the number of common shares issuable to insiders at any time under the security based compensation arrangements of the Corporation exceeding 10% of the issued and outstanding Shares, or (2) the issuance to insiders under the security based compensation arrangements of the Corporation, within any one year period, of a number of Shares exceeding 10% of the issued and outstanding Shares.

Types of Awards

The Plan provides for awards of stock options and performance share units ("PSUs").

- *Stock Options.* A stock option is a right to purchase Shares at a stated exercise price. The exercise price of a stock option generally may not be less than the fair market value of a Share on the date of grant. Fair market value is defined under the Plan generally as the closing price of a Share on the NYSE on the trading day immediately prior to the particular date for U.S. taxpayers and any other optionee as may be designated by the HR&C Committee and for all other participants the closing price of a Share on the TSX on the trading day immediately prior to the particular date. The maximum term of a stock option is ten years. However, if a stock option is scheduled to expire during, or within ten business days after, a black-out period, then the stock option will generally expire ten business days after such black-out period ends. However, no stock options granted to United States taxpayers may be exercised after the tenth anniversary of the grant date.

- *PSUs.* A performance share unit is an award that entitles the participant to receive Shares or cash (or a combination of the two) at a specified time in the future. However, the vesting and settlement of such PSUs will be subject to specified criteria (including performance metrics) measured over the course of a performance period set out in the applicable award agreement. The HR&C Committee will determine the performance metrics applicable to each grant of PSUs. The number of PSUs covered by an award may be subject to adjustment to reflect changes in compensation, job duties or other factors. Dividend equivalents may also be provided in connection with an award of PSUs under the Plan.

Performance Metrics

The Plan requires a grant of PSUs to specify measurable performance metrics which, if achieved, will result in payment of the PSUs. At the discretion of the HR&C Committee, stock options may also be subject to such performance metrics. Performance metrics may be described in terms of Corporation-wide objectives or objectives that are related to the performance of the individual participant or of one or more of the subsidiaries, divisions, departments, regions, functions or other organizational units within the Corporation or its subsidiaries. Performance metrics may be made relative to the performance of other companies or subsidiaries, divisions, departments, regions, functions or other organizational units within such other companies, and may be made relative to an index or one or more of the performance objectives themselves. Performance metrics may be based on such metrics as are determined by the HR&C Committee (including relative or growth achievement regarding such metrics). When establishing performance metrics, the HR&C Committee may exclude any or all "extraordinary items" as determined under applicable accounting standards. The HR&C Committee may provide that performance metrics will be adjusted to reflect events occurring during the performance period that affect the applicable performance metric.

Vesting; Termination of Employment or Service

The HR&C Committee has the authority to determine the vesting schedule applicable to each award, and such vesting schedule may be subject to acceleration in certain circumstances, including in the event of retirement, death or disability of a participant or a termination of the participant's employment without cause. However, except as provided in an agreement in effect prior to the Effective Date, an award may provide for earlier vesting on a change in control only as provided in the following section.

Stock Options

Stock options will generally vest and become exercisable on the third anniversary of the grant date, subject to continuous employment until such date. Unless otherwise provided in the applicable award agreement, upon a termination of a participant's employment or service under the following circumstances, the following treatment will generally apply to stock options (with the terms "retirement," "disability" and "cause" used as defined in the Plan):

- *Retirement.* The stock options will continue to vest as though the participant had remained continuously employed by the Corporation or a subsidiary until the end of the 36th month following the calendar month of the participant's retirement, and the participant will be entitled to exercise any unexercised vested stock options, including such stock options that may vest after the date of retirement, until the end of the 36th month following the calendar month of the participant's retirement. If not exercised during such period, the stock options will terminate.

- *Death (Including After Retirement) and Disability.* The stock options will continue to vest as though the participant had remained continuously employed by the Corporation or a subsidiary until the end of the twelfth calendar month after the calendar month of the participant's death or termination of employment due to disability, as applicable, and the participant (or, if applicable, the participant's legal personal representatives) will be entitled to exercise any unexercised vested stock options, including any stock options that may vest after the date of death or termination due to disability, until the end of the twelfth calendar month following the calendar month of the participant's death or termination due to disability. If not exercised during such period, the stock options will terminate.

- *For Cause.* The participant will be entitled to exercise any unexercised stock options, to the extent exercisable at the date of such termination, until the end of the calendar month immediately following the calendar month of the termination. If not exercised during that period, the stock options will terminate.

- *For Any Other Reason.* The participant will be entitled to exercise any unexercised stock options, to the extent exercisable at the date of termination, until the end of the third calendar month following the calendar month of the termination. If not exercised during that period, the stock options will terminate.

PSUs

PSUs will generally vest, subject to the achievement of the applicable performance metrics, on the date established by the HR&C Committee and set forth in the applicable award agreement. Unless otherwise provided in the applicable award agreement, upon a termination of a participant's employment or service under the following circumstances, the following treatment will apply to PSUs:

- *Death, Disability, Retirement or Termination Without Cause.* The participant will vest in a portion of the number of the PSUs that are earned based on the terms of the award agreement due to the achievement of the applicable performance metrics during the performance period. The percentage of the number of PSUs to be earned and settled in such circumstance will be equal to the product of (1) the amount determined under the award agreement at the end of the performance period (assuming that the participant had remained in continuous employment with the Corporation or a subsidiary until the end of the performance period), multiplied by (2) a fraction (not greater than 1), the numerator of which is the number of full calendar months the participant was employed from the beginning of the performance period through the date of the participant's termination of employment, and the denominator of which is the full number of calendar months in the performance period.

- *For Any Other Reason.* Generally, the PSUs will be forfeited.

Change in Control

If a "change in control" (as defined in the Plan) occurs (unless otherwise provided in an award agreement) and either (1) the surviving corporation, the potential successor or any of their affiliates fails to continue or assume (as interpreted in the Plan) the Corporation's obligations under the Plan or fails to convert or replace stock options or PSUs granted under the Plan with equivalent stock options or performance share units (as interpreted in the Plan) or (2) during the two years following the change in control, the participant is terminated without cause (as defined in the Plan) or the participant resigns his or her employment for good reason (as defined in the Plan), all unvested options and PSUs then outstanding will become fully vested. For awards that are subject to performance metrics and vest as described in the preceding sentence, the performance metrics will be deemed achieved at the greater of (a) the target level of achievement and (b) the actual level of achievement measured as of the time of vesting.

Non-Transferability of Awards

Awards under the Plan generally may not be assigned, and during the lifetime of a participant, stock options granted to such participant may only be exercised by the participant personally. However, the HR&C Committee may elect that a stock option may be assignable to the spouse, children and grandchildren of the original participant and to a trust, partnership or limited liability company, the entire beneficial interest of which is held, directly or indirectly, by one or more of the participant or the spouse, children or grandchildren of the participant.

Recovery of Compensation

Awards under the Plan will be subject to the terms of the Corporation's Policy on Recoupment of Unearned Compensation, which is described in the section "Compensation Discussion and Analysis — Policy on Recoupment of Unearned Compensation." In addition, participants under the Plan are also subject to potential forfeiture and repayment obligations in the event that the HR&C Committee determines that the participant has engaged in certain detrimental activities during such participant's employment or within one year following the participant's termination of employment.

Amendment; Termination

Subject to certain limitations described in the Plan, the Board may amend, suspend or terminate the Plan or the terms of any previously granted award without obtaining approval of the shareholders of the Corporation, unless required by the relevant rules of the TSX. No such amendment may, however, without shareholder approval, (1) increase the aggregate maximum number of Shares that may be issued under the Plan, (2) reduce the exercise price of an outstanding stock option (including by cancelling stock options in exchange for cash, PSUs, or stock options with a lower exercise price), (3) extend the term of any stock option beyond 10 years (plus any additional period that may be applicable in the event of a black-out period) or the date a stock option would otherwise expire, (4) amend the Plan to allow a stock option to have a term of greater than 10 years (plus any additional period that may be applicable in the event of a black-out period), (5) increase or delete the limits on awards issuable to insiders, (6) increase or delete the limit on stock options that may be granted in any one year to a participant, (7) expand the assignment provisions of the Plan, (8) permit non-employee directors to participate in the Plan or otherwise add to the categories of participants who may participate in the Plan, or (9) amend the provisions of the plan with respect to permissible amendments. In addition, no amendment or termination of the Plan or any award will be made if it would adversely affect the rights of a participant under the Plan or any award agreement without the participant's written consent, unless the Corporation chooses to acquire such rights at fair market value as described in the Plan. Pre-clearance of the TSX of amendments to the Plan will be required to the extent provided under the rules of the TSX. For greater certainty, the following amendments may be made without shareholder approval: certain "housekeeping" amendments as described in the Plan, amendments to the vesting provisions, and amendments necessary to comply with law, regulations or applicable stock exchange rules.

In the event of certain transactions affecting the capitalization of the Corporation, including a merger, stock dividend, stock split or consolidation, the HR&C Committee will make or provide for such adjustments in the number of Shares covered by outstanding awards, in the exercise price of outstanding stock options, in the kind of shares covered by outstanding awards and in other award terms as the HR&C Committee determines in its sole discretion acting in good faith to be equitably required to prevent dilution or enlargement of the rights of participants under the Plan.

Approval

Grants under the Plan will be made after shareholder approval is obtained.

In order for the Plan to become effective, the resolution to approve the Plan must be passed by a majority of the votes cast by the shareholders who vote in respect of the resolution.

The Board, on the recommendation of the HR&C Committee, has unanimously approved the 2016 Long-Term Incentive Plan and recommends to shareholders that they vote FOR the resolution to approve the 2016 Long-Term Incentive Plan.

UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS SHOULD BE VOTED AGAINST THE RESOLUTION TO APPROVE THE 2016 LONG-TERM INCENTIVE PLAN, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE RESOLUTION.

Securities Authorized for Issuance under Equity Compensation Plans

In addition to the 2016 Long-Term Incentive Plan, which is to be voted on at the Meeting, the Corporation has ten other stock option plans as set forth in the table below, each of which received shareholder approval.

Name of Plan	Period of Permitted Option Grants	Maximum Option Grants[1]	Options Granted and Outstanding (as at 12/31/2015)	Outstanding Options as Percentage of Shares Outstanding[2]
2015 POP	Feb. 20, 2015 — Dec. 31, 2015	3,500,000	3,465,100	0.41%
2014 POP	Feb. 20, 2014 — Dec. 31, 2014	3,500,000	3,122,500	0.37%
2013 POP	Feb. 19, 2013 — Dec. 31, 2013	3,000,000	1,886,500	0.22%
2012 POP	Feb. 21, 2012 — Dec. 31, 2012	3,000,000	1,370,700	0.16%
2011 POP	Feb. 22, 2011 — Dec. 31, 2011	3,000,000	971,700	0.12%
2010 POP	Feb. 21, 2010 — Dec. 31, 2010	3,000,000	967,800	0.12%
2009 POP	Feb. 21, 2009 — Dec. 31, 2009	3,000,000	1,345,125	0.16%
2008 POP	Feb. 21, 2008 — Dec. 31, 2008	3,000,000	1,041,750	0.12%
2007 POP	Feb. 21, 2007 — Dec. 31, 2007	9,000,000	2,693,450	0.32%
2006 POP	Feb. 28, 2006 — Dec. 31, 2006	12,600,000	2,288,650	0.27%
TOTAL			19,153,275	2.29%

(1) Generally, each POP terminates one year from its respective effective date. Options not granted are cancelled at the end of the calendar year in which the POP was approved by shareholders.

(2) Based on 836,540,151 Shares of the Corporation outstanding as of December 31, 2015.

Additional information regarding the above stock option plans can be found in the Corporation's Management Proxy Circulars for the annual meeting of shareholders held in the applicable years.

The following table provides information about securities that may be issued under the Corporation's existing equity compensation plans, as at December 31, 2015 and February 22, 2016.

Equity Compensation Plan Information

Plan Category	(a) Number of Shares to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of Shares remaining available for future issuance under equity compensation plans (excluding Shares reflected in column (a))
December 31, 2015			
Equity compensation plans approved by shareholders	19,153,275[1]	$30.97	0
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
February 22, 2016			
Equity compensation plans approved by shareholders	18,922,375[2]	$31.23	0
Equity compensation plans not approved by shareholders	n/a	n/a	n/a

(1) Of this amount, 2,288,650 options were outstanding pursuant to the 2006 POP, 2,693,450 options were outstanding pursuant to the 2007 POP, 1,041,750 options were outstanding pursuant to the 2008 POP, 1,345,125 options were outstanding pursuant to the 2009 POP, 967,800 options were outstanding pursuant to the 2010 POP, 971,700 options were outstanding pursuant to the 2011 POP, 1,370,700 options were outstanding pursuant to the 2012 POP, 1,886,500 options were outstanding pursuant to the 2013 POP, 3,122,500 options were outstanding pursuant to the 2014 POP and 3,465,100 options were outstanding pursuant to the 2015 POP.

(2) Of this amount, 2,132,150 options were outstanding pursuant to the 2006 POP, 2,683,550 options were outstanding pursuant to the 2007 POP, 1,029,150 options were outstanding pursuant to the 2008 POP, 1,329,525 options were outstanding pursuant to the 2009 POP, 957,000 options were outstanding pursuant to the 2010 POP, 960,000 options were outstanding pursuant to the 2011 POP, 1,356,900 options were outstanding pursuant to the 2012 POP, 1,886,500 options were outstanding pursuant to the 2013 POP, 3,122,500 options were outstanding pursuant to the 2014 POP and 3,465,100 options were outstanding pursuant to the 2015 POP.

Ownership of Shares

The following table sets forth information as at February 22, 2016, with respect to the beneficial ownership of Shares held by the Named Executive Officers of the Corporation listed in the Summary Compensation Table on page 61 and by all directors and executive officers of the Corporation as a group.

Name	Number of Shares Held	Number of Shares Beneficially Owned[1][2][3]	Percentage of Outstanding Shares
Jochen E. Tilk Director, President and Chief Executive Officer	1,729	1,729	< 0.01%
Wayne R. Brownlee, Executive Vice President, Treasurer and Chief Financial Officer[5]	669,331	1,347,481	0.16%
G. David Delaney Executive Vice President and Chief Operating Officer[4]	134,977	571,027	0.07%
Stephen F. Dowdle President, PCS Sales	149,675	350,575	0.04%
Joseph A. Podwika Senior Vice President, General Counsel & Secretary	60,607	322,257	0.04%
All directors and executive officers as a group, including the above-named individuals (23 persons)[6]	1,463,397	2,905,747	0.35%

(1) The number of Shares beneficially owned is reported on the basis of regulations of the SEC, and includes Shares that the individual has the right to acquire at any time within 60 days after February 22, 2016 and Shares directly or indirectly held by the individual or by certain family members or others over which the individual has sole or shared voting or investment power.

(2) Includes Shares purchasable within 60 days after February 22, 2016 through the exercise of options granted by the Corporation, as follows: Mr. Brownlee 678,150 Shares; Mr. Delaney 436,050 Shares; Mr. Dowdle 200,900 Shares; Mr. Podwika 261,650 Shares; and all directors and executive officers as a group, including the foregoing individuals (except Mr. Delaney), 1,442,350 Shares. For Mr. Tilk, does not include the 98,414 DSUs which Mr. Tilk has earned under his multi-year incentive plan. Please see "Compensation — Executive Compensation — Executive Share Ownership" on page 65.

(3) No Shares beneficially owned by any of the directors or Named Executive Officers are pledged as security.

(4) Mr. Delaney's ownership is as of January 31, 2016, his last day of employment with the Corporation before his retirement.

(5) Includes 71,655 Shares held in the Brownlee Family Foundation Inc.

(6) Does not include Mr. Delaney who retired from his position as Executive Vice President and Chief Operating Officer on January 31, 2016.

As at February 22, 2016, based on records and reports filed with the SEC on Schedule 13D or 13G, no shareholder owned more than 5% of the Corporation's Shares other than BlackRock, Inc. (55 East 52nd Street, New York, NY 10055) who, according to a Schedule 13G filed with the SEC on January 28, 2016, beneficially owns 43,344,308 Shares representing 5.2% of the outstanding Shares.

Directors' and Officers' Liability Insurance

The Corporation has acquired and maintains liability insurance for its directors and officers as well as those of its subsidiaries as a group. The coverage limit of such insurance is $250 million per claim and $250 million annually in the aggregate. The Corporation has entered into a one-year contract ending June 30, 2016. Premiums of $1.9 million were paid by the Corporation for the last fiscal year. Claims for which the Corporation grants indemnification to the insured persons are subject to a $5 million deductible for any one loss.

2017 Shareholder Proposals

Proposals of shareholders intended to be presented at the Corporation's annual meeting of shareholders in 2017 and which such shareholders are entitled to request be included in the Management Proxy Circular for that meeting must be received at the Corporation's principal executive offices not later than November 24, 2016.

A proposal has been submitted by certain shareholders for consideration at the Meeting. Such proposal and the Board's response thereto are set forth in the attached Appendix E to this Management Proxy Circular.

Advance Notice for Director Nominations

The Corporation's by-laws require advance notice for nominating directors at an annual meeting so there is a clear and transparent process and all shareholders can be made aware of the nomination prior to a shareholder meeting in the event of a potential proxy contest, regardless of whether shareholders are planning to vote by proxy or attend the meeting in person. The notice must include the name, age, address, citizenship and certain other information about the nominee or nominees. See Section 7.A of the Corporation's by-laws on the Corporation's website at www.potashcorp.com. Any nominations and accompanying notes must be sent to the Corporation's secretary not later than the close of business on the thirtieth (30th) day before the date of the annual meeting of shareholders and it must comply with the by-law requirements to be eligible for presentation at the meeting. Nominations and accompanying notes may be sent to Corporate Secretary, Potash Corporation of Saskatchewan Inc., Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3.

Directors' Approval

The contents and the distribution of this Management Proxy Circular have been unanimously approved by the Board.



JOSEPH A. PODWIKA
Secretary
February 22, 2016

Appendix A

2016 Long-Term Incentive Plan

ARTICLE 1
PURPOSE

1.1 Purpose

The purpose of this Plan is to advance the interests of the Corporation by supporting the Corporation's compensation philosophy of providing selected employees and officers with an opportunity to: promote the growth and profitability of the Corporation; align their interests with shareholders; and earn compensation commensurate with corporate performance. In addition, the Corporation believes this Plan will directly assist in supporting the Corporation's compensation philosophy by providing Participants with the opportunity to acquire common shares of the Corporation.

ARTICLE 2
INTERPRETATION

2.1 Definitions

When used herein the following terms have the following meanings, respectively:

(a) "**Affiliate**" means, for any Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used for any Person other than a natural Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

(b) "**Award**" means any Option or Performance Share Unit granted under the Plan.

(c) "**Award Agreement**" means the written agreement, contract or other instrument or document evidencing any Award granted under the Plan. An Award Agreement may be in an electronic medium and may be limited to a notation on the books and records of the Corporation. Unless otherwise determined by the Committee, an Award Agreement does not need to be signed by a representative of the Corporation or a Participant, provided the Participant's agreement is expressly acknowledged. Unless otherwise determined by the Committee, (i) for an Option, the Award Agreement will be an Option Agreement, and (ii) for an Award of Performance Share Units, the Award Agreement will be a PSU Agreement.

(d) "**Black-Out Period**" means the period during which designated directors, officers, employees and consultants of the Corporation and, if applicable, any Subsidiary, cannot trade Common Shares under the Corporation's insider trading policy which is in effect and has not been otherwise waived by the Board at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation, or for an Insider, that Insider, is subject).

(e) "**Board**" means the board of directors of the Corporation.

(f) "**Cause**" means, except as may otherwise be provided in an applicable Award Agreement, dishonest or willful misconduct or lack of good faith resulting in material harm, financial or otherwise, to the Corporation or its successor.

(g) "**Change in Control**" means the occurrence of any of the following, unless the Committee decides to modify or amend the following definition through an amendment of this Plan:

 (i) within any period of two consecutive years, individuals who at the beginning of such period constituted the Board and any new Directors whose appointment by the Board or nomination for election by shareholders of the Corporation was approved by a vote of at least a majority of the Directors then still in office who either were Directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board;

 (ii) there is an amalgamation, merger, consolidation, wind-up, reorganization or restructuring of the Corporation with or into any other entity, or a similar event or series of such events, other than any such event or series of events which results in securities of the surviving or consolidated corporation, representing 50% or more of the combined voting power of the surviving or consolidated corporation's then outstanding securities entitled to vote in the election of directors of the surviving or consolidated corporation, being beneficially owned, directly or indirectly, by the Persons who were the holders of the Corporation's outstanding securities entitled to vote in the election of Directors of the Corporation prior to such event or series of events in substantially the same proportions as their ownership immediately prior to such event of the Corporation's then outstanding securities entitled to vote in the election of Directors of the Corporation;

(iii) 50% or more of the fixed assets (based on book value as shown on the most recent available audited annual or unaudited quarterly consolidated financial statements) of the Corporation are sold or otherwise disposed of (by liquidation, dissolution, dividend or otherwise) in one transaction or series of transactions within any twelve month period;

(iv) any party, including Persons acting jointly or in concert with that party, becomes (through a take-over bid or otherwise) the beneficial owner, directly or indirectly, of securities of the Corporation representing 20% or more of the combined voting power of the Corporation's then outstanding securities entitled to vote in the election of Directors of the Corporation, unless in any particular situation the Board determines in advance of such event that such event will not constitute a Change in Control; or

(v) there is a public announcement of a transaction that would constitute a Change in Control under clause (ii), (iii) or (iv) of this definition and the Committee determines that the Change in Control resulting from such transaction will be deemed to have occurred as of a specified date earlier than the date under (ii), (iii) or (iv), as applicable.

(h) "**Code**" means the United States Internal Revenue Code of 1986, as amended.

(i) "**Committee**" means the Human Resources and Compensation Committee of the Board (or its successor(s)), or such other committee of the Board designated by the Board to administer this Plan.

(j) "**Common Shares**" means the common shares of the Corporation, and includes any common shares into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, pursuant to a reorganization or otherwise.

(k) "**Corporation**" means Potash Corporation of Saskatchewan Inc., and its successors.

(l) "**Date of Grant**" means, for any Award, the date specified by the Committee on which the Award will become effective (which will not be earlier than the date the Committee takes action with respect thereto).

(m) "**Director**" means a member of the Board.

(n) "**Disabled**" (or similar terms) means, except as may otherwise be provided in an applicable Award Agreement, the permanent incapacity of a Participant, as determined in accordance with the disability plan of the Corporation for which the Participant is eligible.

(o) "**Effective Date**" means the date this Plan is approved by the shareholders of the Corporation.

(p) "**Exercise Notice**" means a notice in writing signed by a Participant and stating the Participant's intention to exercise a particular Option.

(q) "**Exercise Price**" means the price at which a Common Share may be purchased pursuant to the exercise of such Option.

(r) **"Fair Market Value"** means, with respect to any particular date, the closing price of a Common Share on the TSX on the Trading Day immediately prior to that date on which the Common Shares are trading on the TSX; provided, however, that with respect to a U.S. Taxpayer or any other Participant as may be designated by the Committee, so long as on the particular date the Common Shares are "readily tradable" as determined under United States Treasury Regulation Section 1.409A-1(b)(5)(vi)(G), the Fair Market Value for such date will be the closing sale price of a Common Share on the New York Stock Exchange on the last Trading Day immediately preceding such date, and if on such date the Common Shares are not "readily tradable" as determined under United States Treasury Regulation Section 1.409A-1(b)(5)(vi)(G), the Fair Market Value will be determined by the reasonable application of a reasonable valuation method in accordance with Treasury Regulation Section 1.409A-1(b)(5)(iv)(B). The Committee is authorized to adopt another fair market value pricing method in accordance with the rules of the TSX provided such method is stated in the Award Agreement and, to the extent applicable, is in compliance with the fair market value pricing rules set forth in Section 409A.

(s) "**Good Reason**" means, except as may otherwise be provided in an applicable Award Agreement, any of the following:

(i) a substantial diminution in the Participant's authorities, duties, responsibilities, or status (including offices, titles, and reporting requirements) from those in effect immediately prior to a Change in Control;

(ii) the Corporation requires the Participant to be based at a location in excess of eighty (80) kilometers from the location of the Participant's principal job location or office immediately prior to the Change in Control, except for required travel on Corporation business to an extent substantially consistent with the Participant's business obligations immediately prior to the Change in Control;

(iii) a reduction in the Participant's base salary, or a substantial reduction in the Participant's target compensation under any incentive compensation plan, as in effect as of the date of the Change in Control;

(iv) the failure to increase the Participant's base salary in a manner consistent (both as to frequency and percentage increase) with practices in effect immediately prior to the Change in Control or with practices implemented subsequent to the Change in Control with respect to similarly positioned employees; or

(v) the failure of the Corporation to continue in effect the Participant's participation in the Corporation's short and long-term incentive plans, stock option plans, and employee benefit and retirement plans, policies or practices, at a level substantially similar or superior to and on a basis consistent with the relative levels of participation of other similarly-positioned employees, as existed immediately prior to the Change in Control.

A termination of employment by the Participant for one of the reasons set forth in clause (i), (ii), (iii), (iv) or (v) of this definition, will not be Good Reason unless, within the 30-day period immediately following the Participant's knowledge of the occurrence of such Good Reason event, the Participant has given written notice to the Corporation of the event relied on for such termination and the Corporation has not remedied such event within 30 days (the "**Cure Period**") of the receipt of such notice. For the avoidance of doubt, the Participant's employment will not be deemed to terminate for Good Reason unless and until the Cure Period has expired and, if curable, the Corporation has not remedied the applicable Good Reason event. The Corporation and the Participant may mutually waive in writing any of the foregoing provisions with respect to an event that otherwise would constitute Good Reason.

(t) "**Insider**" means "reporting insiders" as defined in National Instrument 55-104 – *Insider Reporting Requirements and Exceptions*.

(u) "**Officer**" means an officer of the Corporation.

(v) "**Option**" means a non-assignable, non-transferable (other than as contemplated in **Section 3.5** of this Plan) right to purchase Common Shares upon the exercise of an option granted pursuant to **Article 4** of this Plan.

(w) "**Option Agreement**" means a signed, written agreement between a Participant and the Corporation evidencing the terms and conditions on which an Option has been granted.

(x) "**Participant**" means a Person who is selected by the Committee to receive benefits under this Plan and who is at the time an Officer or employee of the Corporation or an officer or employee of any Subsidiary. For the avoidance of doubt, non-employee Directors, non-employee contractors and third party vendors are not eligible to participate in this Plan.

(y) "**Performance Metrics**" means the measurable performance objective(s) established pursuant to this Plan for Participants who have received grants of Performance Share Units or, when so determined by the Committee, grants of Options. Performance Metrics may be described in terms of Corporation-wide objectives or objectives that are related to the performance of the individual Participant or of one or more of the Subsidiaries, divisions, departments, regions, functions or other organizational units within the Corporation or its Subsidiaries. The Performance Metrics may be made relative to the performance of other companies or subsidiaries, divisions, departments, regions, functions or other organizational units within such other companies, and may be made relative to an index or one or more of the performance objectives themselves. Performance Metrics may be based on one or more, or a combination, of such metrics as are determined by the Committee (including relative or growth achievement regarding such metrics). When establishing Performance Metrics, the Committee may exclude any or all "extraordinary items" as determined under applicable accounting standards. The Committee may provide that Performance Metrics will be adjusted to reflect events occurring during the Performance Period that affect the applicable Performance Metric.

(z) "**Performance Period**" means, with respect to an Award of Performance Share Units, a period of time established by the Committee in accordance with **Section 5.2** within which the Performance Metrics relating to such Performance Share Units are to be achieved.

(aa) "**Performance Share Unit**" means an unfunded and unsecured right granted to a Participant to receive, upon the satisfaction of certain criteria (including Performance Metrics), Common Shares, cash, or a combination of the two in accordance with the provisions of this Plan.

(bb) "**Person**" means any individual, partnership, corporation, company, association, trust, joint venture, limited liability company, unincorporated organization, entity or division, or any government, governmental department or agency or political subdivision thereof.

(cc) "**Plan**" means this 2016 Long-Term Incentive Plan, as it may be further amended or amended and restated from time to time.

(dd) "**Predecessor Plan**" means any of the Corporation's 2006 through 2015 Performance Option Plans.

(ee) "**PSU Agreement**" means a signed, written agreement between a Participant and the Corporation evidencing the terms and conditions on which an Award of Performance Share Units has been granted.

(ff) "**Retirement**" (or similar terms) means, except as may otherwise be provided in an applicable Award Agreement, retirement as determined in accordance with the qualified retirement plan of the Corporation in which the Participant is eligible to participate.

(gg) "**Section 409A**" means Section 409A of the Code.

(hh) "**Security Based Compensation Arrangement**" means a "security based compensation arrangement," as defined in the TSX Company Manual, that is or has been maintained or operated by the Corporation, including the Predecessor Plans.

(ii) "**Subsidiary**" means any corporation owned or controlled by the Corporation.

(jj) "**Trading Day**" means any day on which the TSX or the New York Stock Exchange, as applicable, is opened for trading.

(kk) "**TSX**" means the Toronto Stock Exchange.

(ll) "**U.S. Taxpayer**" means a Participant who is subject to United States income tax.

2.2 Interpretation

(a) Whenever the Board or the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Board or the Committee, as the case may be.

(b) As used herein, the terms "Article", "Section", "subsection" and "clause" mean and refer to the specified Article, Section, subsection and clause of this Plan, respectively.

(c) Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d) The words "including" and "includes" mean "including (or includes) without limitation".

(e) Unless otherwise specified, all references to money amounts are to Canadian currency.

ARTICLE 3
ADMINISTRATION

3.1 Administration

(a) This Plan will be administered by the Committee. The Committee may from time to time delegate all or any part of its authority under this Plan to a subcommittee thereof. To the extent of any such delegation, references in this Plan to the Committee will be deemed to be references to such subcommittee. The Committee has sole and complete authority, in its discretion, to:

   (i) determine the Participants to whom Awards may be granted;

   (ii) subject to the provisions of this Plan, grant Awards in such amounts and on such terms and conditions as it determines including:

   (1) the time or times at which Awards may be granted;

   (2) the types of Awards which will be granted;

   (3) the Exercise Price for any Option, subject to **Section 4.2**;

   (4) the time or times when each Award vests and becomes exercisable (if applicable) and, subject to **Section 4.3**, the duration of the exercise period (if applicable);

   (5) whether any Award is subject to any Performance Metrics; and

   (6) whether restrictions or limitations are to be imposed on the Awards and the nature of such restrictions or limitations;

   (iii) interpret this Plan and any Award Agreement and adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan; and

(iv) make all other determinations, settle all controversies and disputes that may arise under this Plan or any Award Agreement and take all other actions necessary or advisable for the implementation and administration of this Plan.

(b) The interpretation and construction by the Committee of any provision of this Plan or of any Award Agreement or other evidence of the grant of Awards (or related documents) and any determination by the Committee pursuant to any provision of this Plan or of any such evidence of an Award will be final and conclusive.

(c) The day-to-day administration of this Plan may be delegated to such Officers and employees of the Corporation as the Committee determines. The Committee may employ attorneys, consultants, accountants, agents and other individuals, any of whom may be an employee, and the Committee, the Corporation, and its Officers and Directors will be entitled to rely upon the advice, opinions, or valuations of any such individuals. To the extent applicable, the Plan will be administered with respect to U.S. Taxpayers so as to avoid the application of penalties pursuant to Section 409A, and Awards hereunder may be subject to such restrictions as the Committee determines are necessary to avoid application of Section 409A.

(d) The Committee may adopt special guidelines and provisions for Persons who are residing in or employed in, or subject to the taxes of, any domestic or foreign jurisdictions to comply with applicable tax and securities laws of such domestic or foreign jurisdictions.

3.2 Total Common Shares Subject to Awards

(a) Subject to adjustment as described in **Section 6.1** hereof, the aggregate number of Common Shares issuable after the Effective Date pursuant to Awards under this Plan will not exceed in the aggregate 21,000,000 Common Shares. Subject to the rules of the TSX, if, on or after the Effective Date, any Common Shares issued pursuant to an Award are forfeited, or if any Award granted under this Plan terminates, expires, is cancelled or forfeited, or is settled in cash (in whole or in part), then the Common Shares subject to such Award will, to the extent of such termination, expiration, cancellation, forfeiture or cash settlement, again be available for issuance under this **Section 3.2(a)**. At all times, the Corporation will reserve and keep available a sufficient number of Common Shares to satisfy the requirements of all outstanding Awards granted under this Plan and any other Security Based Compensation Arrangement.

(b) No Award may be granted if such grant would have the effect of causing the total number of Common Shares subject to Awards to exceed the total number of Common Shares reserved for issuance as set forth in **Section 3.2(a)**.

3.3 Other Limits

(a) Notwithstanding anything to the contrary contained in this Plan, no Awards will be granted to Insiders if such Awards, together with any other outstanding Security Based Compensation Arrangements, could result in:

  (i) the number of Common Shares issuable to Insiders at any time pursuant to Security Based Compensation Arrangements of the Corporation exceeding ten percent (10%) of the issued and outstanding Common Shares; or

  (ii) the issuance to Insiders pursuant to Security Based Compensation Arrangements, within any one year period, of a number of Common Shares exceeding ten percent (10%) of the issued and outstanding Common Shares.

(b) Notwithstanding anything in this **Article 3**, or elsewhere in this Plan, to the contrary, and subject to adjustment as provided in **Section 6.1** of this Plan, no Participant will be granted Options, in the aggregate, for more than 750,000 Common Shares during any calendar year.

3.4 Award Agreements

All grants of Awards under this Plan will be evidenced by Award Agreements. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan, applicable law and the rules of the TSX, the New York Stock Exchange or other stock exchange upon which the Common Shares are listed and any other provisions that the Committee may, in its discretion, determine. Any one Director or Officer is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Agreement to each Participant.

3.5 Non-transferability

(a) Each Award is personal to the Participant and is not assignable, except, (i) as otherwise provided in an applicable Award Agreement, and (ii) at the election of the Committee, an Option may be assignable to the spouse, children and grandchildren of the original Participant and to a trust, partnership or limited liability company, the entire beneficial interest of which is held, directly or indirectly, by one or more of the Participant or the spouse, children or grandchildren of the Participant (each, a "**Permitted Assignee**"). If an Option is assigned to one or more Permitted Assignees, nothing contained in this **Section 3.5(a)** will prohibit a subsequent assignment of such Option to one or more other Permitted Assignees or back to the Participant.

(b) Subject to **Section 3.5(a)** and except as specifically provided in an Award Agreement approved by the Board, during the lifetime of the Participant, Options granted under this Plan may only be exercised by such Participant personally.

(c) The Committee may specify at the Date of Grant that part or all of the Common Shares that are to be issued by the Corporation upon the exercise of Options or upon the vesting of Performance Share Units will be subject to further restrictions on transfer or disposition.

ARTICLE 4
GRANT OF OPTIONS

4.1 Grant of Options

The Committee may, from time to time by resolution, subject to the provisions of this Plan and such other terms and conditions as the Committee may prescribe, grant Options to any eligible Participant, as evidenced by an Award Agreement. Each grant will specify the number of Common Shares to which it pertains, subject to the limitations of **Section 3.2** and **Section 3.3**. Successive Option grants may be made to the same Participant whether or not any Options previously granted to such Participant remain unexercised.

4.2 Exercise Price

Each grant of an Option will specify the Exercise Price per Common Share, which (except with respect to Awards granted under **Section 9.7** of this Plan) will not be less than the Fair Market Value of a Common Share at the time of the grant.

4.3 Expiration of Options

(a) Subject to any accelerated termination as set forth in **Section 4.6** or elsewhere in this Plan or an applicable Award Agreement, each Option will expire no later than on the 10th anniversary of the Date of Grant. Unless otherwise determined by the Board or the Committee, all unexercised Options will be cancelled at the expiry of such Options.

(b) If the expiration date for an Option falls within a Black-Out Period or within ten Trading Days following the expiration of a Black-Out Period, the expiration date of such Option will be automatically extended without any further action to that date which is the tenth Trading Day after the end of the Black-Out Period, such tenth Trading Day to be considered the expiration date for such Option for all purposes under this Plan; provided, however, that Options granted to U.S. Taxpayers may not be exercised under any circumstances following the 10th anniversary of the Date of Grant. Notwithstanding anything herein to the contrary, the ten Trading Day period referred to in this **Section 4.3** may not be extended by the Board or the Committee.

4.4 Vesting

Except as otherwise specified in **Section 4.6** or elsewhere in this Plan or in the Award Agreement, Options will vest in full on the third anniversary of the Date of Grant, subject to continuous employment with the Corporation or a Subsidiary until such date. At the discretion of the Committee, a grant of Options may also be subject to Performance Metrics. Unless otherwise specified in the Award Agreement entered into in connection with the grant of such Option, an Option will be capable of exercise on vesting.

4.5 Conditions of Exercise and Exercise Period

A vested Option remains exercisable until expiration or termination of the Option in accordance with the Plan, unless otherwise specified by the Committee in the Award Agreement. Each vested Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Common Shares to be issued from treasury with respect to which it is then exercisable; provided, however, that no Option will be exercised by a Participant during a Black-Out Period. Subject to the provisions of this Plan and any Award Agreement, Options will be exercised by the Participant delivering to the Corporation a fully completed Exercise Notice specifying the number of Common Shares for which the Option is being exercised together with a bank draft or certified cheque in an amount equal to the aggregate Exercise Price of the Common Shares to be purchased. Notwithstanding the foregoing, subject to any conditions or limitations established by the Committee, a grant of Options may specify that the Exercise Price will be payable, at the option of the Participant and with the agreement of the Committee,

(a) in the form of other property having a Fair Market Value on the date of exercise equal to the Exercise Price and all applicable required withholding taxes;

(b) if there is a public market for the Common Shares at such time, by means of a broker-assisted "cashless exercise" pursuant to which the Corporation or its designee (including third-party administrators) is delivered a copy of irrevocable instructions to a stockbroker to sell the Common Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Corporation an amount equal to the Exercise Price and all applicable required withholding taxes against delivery of the Common Shares to settle the applicable trade; or

(c) by means of a "net exercise" procedure effected by withholding the minimum number of Common Shares, or by allowing such Participant to surrender such Options for such number of Common Shares, otherwise deliverable in respect of an Option that are needed to pay for the Exercise Price and all applicable required withholding taxes.

Each Participant will, when requested by the Corporation, sign and deliver all such documents relating to the granting or exercise of Options which the Corporation deems necessary or desirable.

4.6 Termination of Service

(a) Except as otherwise provided in an applicable Award Agreement, each Option will be subject to the following terms:

   (i) If the employment of a Participant as an Officer or employee of the Corporation or a Subsidiary terminates by reason of the Participant's death or Disability, or if a Participant who has Retired dies, then the Option will continue to vest as though the Participant had remained continuously employed by the Corporation or a Subsidiary until the end of the twelfth calendar month following the calendar month of the Participant's death or termination of employment due to Disability, as applicable, and the Participant (or, if applicable, the Participant's legal personal representatives) will be entitled to exercise any unexercised vested Options, including such Options that may vest after the date of death or termination due to Disability, during the period ending at the end of the twelfth calendar month following the calendar month of the Participant's death or termination due to Disability, failing which such Options will terminate.

   (ii) Subject to the terms of **Section 4.6(a)(i)** above, if the employment of a Participant as an Officer or employee of the Corporation or a Subsidiary terminates by reason of Retirement, then the Option will continue to vest as though the Participant had remained continuously employed by the Corporation or a Subsidiary until the end of the 36th month following the calendar month of the Participant's Retirement, and the Participant will be entitled to exercise any unexercised vested Options, including such Options that may vest after the date of retirement, during the period ending at the end of the 36th month following the calendar month of the Participant's Retirement, failing which such Options will terminate.

   (iii) If the employment of a Participant as an Officer or employee of the Corporation or a Subsidiary is terminated by the Corporation or such Subsidiary for Cause, the Participant will be entitled to exercise any unexercised Options, to the extent exercisable at the date of such termination, during the period ending at the end of the calendar month immediately following the calendar month of the termination, failing which such Options will terminate.

   (iv) Subject to the terms of **Article 9** of this Plan, if the employment of a Participant as an Officer or employee of the Corporation or a Subsidiary terminates for any reason other than as provided in **Section 4.6(a)(i)**, **(ii)** or **(iii)** of this Plan, the Participant will be entitled to exercise any unexercised Options, to the extent exercisable at the date of such event, during the period ending at the end of the third calendar month following the calendar month of the event, failing which such Options will terminate.

Nothing contained in clauses (i), (ii), (iii) or (iv) will extend the term of an Option beyond its stipulated expiration date as described in **Section 4.3(a)** or the date on which it is otherwise terminated in accordance with the provisions of this Plan.

(b) If an Option is assigned under **Section 3.5** of this Plan, the references in **Sections 4.6(a) (i)**, **(ii)**, **(iii)** and **(iv)** to the termination of employment or death of a Participant will not relate to the assignee of an Option but will relate to the original Participant. In the event of such assignment, legal personal representatives of the original Participant will not be entitled to exercise the assigned Option, but the assignee of the Option or the legal personal representatives of the assignee may exercise the Option during the applicable specified period.

ARTICLE 5
PERFORMANCE SHARE UNITS

5.1 Grant of Performance Share Units

The Committee may, from time to time by resolution, subject to the provisions of this Plan and such other terms and conditions as the Committee may prescribe, grant Performance Share Units to any eligible Participant as evidenced by an Award Agreement. Performance Share Units may be granted for no consideration or for any consideration as determined by the Committee and required by applicable law. Each grant will specify the number of Performance Share Units to which it pertains, which number may be subject to adjustment to reflect changes in compensation, job duties or other factors.

5.2 Performance Period

The Committee will, in its sole discretion, determine the Performance Period(s) applicable to each grant of Performance Share Units at the time of such grant which will be set out in the Award Agreement.

5.3 Performance Metrics

Any grant of Performance Share Units will specify Performance Metrics which, if achieved, will result in payment or early payment of the Award, and each grant may specify in respect of such Performance Metrics a minimum acceptable level or levels of achievement and may set forth a formula for determining the number of Performance Share Units that will be earned if performance is at or above the minimum or threshold level or levels, or is at or above the target level or levels, but falls short of maximum achievement of the specified Performance Metrics. The Performance Metrics applicable to each grant of Performance Share Units will be determined by the Committee in its sole discretion and set out in the Award Agreement. Notwithstanding the number of Performance Share Units earned under an Award Agreement based upon the applicable Performance Metrics, the actual payout of an Award of Performance Share Units for any Participant may exceed or be below such amount based on individual performance, the shareholders' experience or other factors. Performance Share Unit payouts falling outside the established range shall be reviewed and approved by the Board and the Committee for the Chief Executive Officer of the Corporation (the "**CEO**") and the CEO and the Committee for direct reports to the CEO. For all other Participants, approval of the CEO is required.

5.4 Vesting

Subject to the achievement of Performance Metrics as certified and approved by the Committee, Performance Share Units will vest, except as otherwise provided herein, on the date established by the Committee and set forth in the applicable Award Agreement.

5.5 Termination of Service

(a) Except as otherwise provided in an applicable Award Agreement, if a Participant's employment with the Corporation or a Subsidiary terminates during the Performance Period as a result of death, Disability, Retirement, or a termination without Cause by the Corporation, provided that the Performance Share Units have not previously been forfeited or become nonforfeitable at such time, then the Participant will vest in a pro-rata portion of the number of Performance Share Units, if any, that are earned pursuant to the terms of the Award Agreement due to the achievement of the applicable Performance Metrics during the Performance Period. The pro-rata percentage of the number of Performance Share Units to be earned and settled in such circumstance will be equal to the product of (i) the amount determined under the Award Agreement at the end of the Performance Period (assuming that the Participant had remained in continuous employment with the Corporation or a Subsidiary until the end of the Performance Period), multiplied by (ii) a fraction (not greater than 1), the numerator of which is the number of full calendar months the Participant was employed from the beginning of the Performance Period through the date of the Participant's termination of employment, and the denominator of which is the full number of calendar months in the Performance Period.

(b) If a Performance Share Unit is assigned pursuant to **Section 3.5** of this Plan, the references in **Sections 5.5(a)** to the termination of employment or death of a Participant will not relate to the assignee of a Performance Share Unit but will relate to the original Participant.

5.6 Payment of Performance Share Units

Each grant of Performance Share Units will specify the time and manner of payment of Performance Share Units that have been earned. Any grant may specify that the amount payable with respect thereto may be paid by the Corporation in cash, in Common Shares, or in any combination of the two.

5.7 Conditions of Vesting and Payment

Each Participant will, when requested by the Corporation, sign and deliver all such documents relating to the granting, vesting or payment of Performance Share Units which the Corporation deems necessary or desirable.

ARTICLE 6
ADJUSTMENTS

6.1 Adjustments

The Committee will make or provide for such adjustments in the numbers of Common Shares covered by outstanding Options and Performance Share Units granted hereunder, in the Exercise Price provided in outstanding Options, in the kind of shares covered by outstanding Awards, and in other award terms, as the Committee, in its sole discretion, exercised in good faith, determines is equitably required to prevent dilution or enlargement of the rights of Participants that otherwise would result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Corporation, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event or in the event of a Change in Control, the Committee will provide in substitution for any or all outstanding awards under this Plan such alternative consideration (including cash), if any, as it, in good faith, determines to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced in a manner that complies with Section 409A (to the extent applicable). In addition, for each Option with an Exercise Price greater than the consideration offered in connection with any such transaction or event or Change in Control, the Committee may in its discretion elect to cancel such Option without any payment to the Person holding such Option. The Committee will also make or provide for such adjustments in the numbers of Common Shares specified in **Section 3.2** and **3.3** of this Plan as the Committee in its sole discretion, exercised in good faith, determines is appropriate to reflect any transaction or event described in this **Section 6.1**. Such adjustments pursuant to this **Section 6.1** will not be considered to be an amendment to the Plan.

ARTICLE 7
CIRCUMSTANCES FOR ACCELERATED VESTING

7.1 General

The Committee has the authority to determine the vesting schedule applicable to each Award at the time of grant, which vesting schedule may be subject to acceleration in certain circumstances, including in the event of the retirement, death or disability of a Participant, or a termination of the Participant's employment without Cause; provided, however, that, except as otherwise provided in an agreement in effect prior to the Effective Date, an Award may be subject to earlier vesting in the event of a Change in Control only as provided in **Section 7.2**.

7.2 Change in Control

(a) Unless otherwise provided in an applicable Award Agreement, if a Change in Control occurs and at least one of the two additional circumstances described below occurs, then each outstanding Award granted under this Plan will become vested and exercisable (if applicable), in whole or in part, even if such Award is not otherwise vested or exercisable by its terms:

  (i) upon a Change in Control the surviving corporation (or any Affiliate thereto) or the potential successor (or any Affiliate thereto) fails to continue or assume the obligations with respect to each Award or fails to provide for the conversion or replacement of each Award with an equivalent award; or

  (ii) in the event that the Awards are continued, assumed, converted or replaced as contemplated in clause (i), during the two-year period following the effective date of a Change in Control, the Participant is terminated by the Corporation or the successor without Cause or the Participant resigns employment for Good Reason.

(b) Notwithstanding anything herein to the contrary, with respect to any Awards that are subject to Performance Metrics and vest in accordance with **Section 7.2(a)**, such Performance Metrics will be deemed achieved at the greater of the target level of achievement or the actual level of achievement measured as of (i) the date of the Change in Control, in the event **Section 7.2(a)(i)** applies, or (ii) the date of termination of employment, in the event **Section 7.2(a)(ii)** applies (in each case, the "*Early Measurement Date*"). The Performance Period applicable to such Awards will be deemed to end upon such Early Measurement Date.

(c) For the purposes of **Section 7.2(a)** of this Plan, the obligations with respect to each Award will be considered to have been continued or assumed by the surviving corporation (or any Affiliate thereto) or the potential successor (or any Affiliate thereto), if each of the following conditions are met, which determination will be made solely in the discretionary judgment of the Committee, which determination may be made in advance of the effective date of a particular Change in Control:

  (i) the Common Shares remain publicly held and widely traded on an established stock exchange; and

  (ii) the terms of the Plan and each Award are not altered or impaired without the consent of the Participant.

(d) For the purposes of **Section 7.2(a)** of this Plan, the obligations with respect to each Award will be considered to have been converted or replaced with an equivalent Award by the surviving corporation (or any Affiliate thereto) or the potential successor (or any Affiliate thereto), if each of the following conditions are met, which determination will be made solely in the discretionary judgment of the Committee, which determination may be made in advance of the effective date of a particular Change in Control:

  (i) each Award is converted or replaced with a replacement award in a manner that complies with Section 409A, in the case of a Participant that is taxable in the United States on all or any portion of the benefit arising in connection with the grant, vesting or exercise and/or other disposition of such Award, or in a manner that qualifies under subsection 7(1.4) of the Income Tax Act (Canada), in the case of a Participant that is taxable in Canada on all or any portion of the benefit arising in connection with the grant, vesting, exercise and/or other disposition of such Award;

(ii) the converted or replaced Award preserves the existing value of each underlying Award being replaced, contains provisions for scheduled vesting and treatment on termination of employment (including the definition of Cause and Good Reason) that are no less favourable to the Participant than the underlying Award being replaced, and all other terms of the converted Award or replacement award, including any underlying performance measures (but other than the security and number of shares represented by the continued Award or replacement award) are substantially similar to the underlying Award being replaced; and

(iii) the security represented by the converted or replaced Award is of a class that is publicly held and widely traded on an established stock exchange.

ARTICLE 8
AMENDMENT OR DISCONTINUANCE OF THE PLAN

8.1 General

(a) Subject to compliance with the applicable rules of the TSX and the New York Stock Exchange and any other provision of this Plan, the Board may from time to time amend, suspend or terminate this Plan or the terms of any previously granted Award.

(b) No amendment to the Plan or an Award Agreement may be made without obtaining the approval of the shareholders of the Corporation to:

(i) increase the aggregate maximum number of Common Shares that may be issued under this Plan;

(ii) reduce the Exercise Price of an outstanding Option (including through the cancellation of outstanding Options in exchange for cash, Performance Share Units or Options with an Exercise Price that is less than the Exercise Price of the original Options);

(iii) extend the term under any Option beyond 10 years (plus any additional exercise period provided for in **Section 4.3**) or the date on which an Option would otherwise expire under the Plan;

(iv) amend or delete **Section 4.3** so as to allow an Option to have a term of greater than 10 years except as contemplated by **Section 4.3**;

(v) increase or delete the percentage limits relating to Common Shares issuable or issued to Insiders in **Section 3.3(a)**;

(vi) increase or delete the limits on the Common Shares issuable to an individual Participant during a particular calendar year as set forth in **Section 3.3(b)**;

(vii) expand the assignment provisions of the Plan set forth in **Section 3.5**;

(viii) permit non-employee Directors to participate in the Plan or otherwise add to the categories of Participants who may be designated for participation in the Plan; or

(ix) amend the amending provisions under this **Article 8**.

Pre-clearance of the TSX of amendments to the Plan will be required to the extent provided under the relevant rules of the TSX.

(c) For greater certainty, the following amendments may be made without shareholder approval:

(i) any amendment of a "housekeeping" nature, including without limitation those made to clarify the meaning of an existing provision of the Plan, correct or supplement any provision under the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors, or amend the definitions in the Plan regarding administration of the Plan;

(ii) any amendments to the vesting provisions of the Plan, if permitted by Section 409A (to the extent applicable); and

(iii) any amendment necessary to comply with applicable law or the applicable rules of the TSX, New York Stock Exchange or any other national securities exchange on which the Corporation has applied to list or quote its Common Shares or any other regulatory body having authority over the Corporation, the Plan, the Participants, or shareholders of the Corporation.

(d) In no event will an amendment or termination of the Plan or any Award Agreement be made which has the effect of adversely affecting the existing rights of a Participant under the Plan or any Award Agreement without the Participant's consent in writing unless the Corporation, at its option, acquires such existing rights at an amount equal to the fair market value of such rights at such time as verified by an independent valuator.

(e) If permitted by Section 409A of the Code (to the extent applicable) and the rules of the TSX or New York Stock Exchange, as applicable, including in the case of termination of employment by reason of death, disability or retirement, termination of employment by the Corporation without Cause, or in the case of unforeseeable emergency or other special circumstances or in the event of a Change in Control, to the extent a Participant holds an Option not immediately exercisable in full, or any Performance Share Units that have not fully vested, the Committee may, in its sole discretion, accelerate the time at which such Option may be exercised or the time at which such Performance Share Units will vest.

(f) If this Plan is terminated, the provisions of this Plan and any administrative guidelines or other rules adopted by the Board and in force at the time of such termination will continue in effect as long as any Awards under the Plan or any rights pursuant thereto remain outstanding. Notwithstanding such termination of the Plan, the Board may make any amendments to the Plan or to the terms of any outstanding Awards that it would be entitled to make if the Plan were still in effect.

(g) For greater certainty, the Corporation may, under the authority of the Board, without limitation, subject to subsections (a) through (d) of this Section, otherwise amend the Plan or the terms and conditions of Awards granted under the Plan.

ARTICLE 9
MISCELLANEOUS PROVISIONS

9.1 Legal Requirements

(a) This Plan, and the Awards granted under this Plan, will at all times be subject to the ongoing requirements of applicable law and the rules of the TSX, the New York Stock Exchange or other stock exchange upon which the Common Shares are listed.

(b) The Corporation is not obligated to grant any Awards, issue any Common Shares or other securities, make any payments or take any other action if, in the opinion of the Board, in its sole discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency.

9.2 Conformity to Plan

In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of this Plan, or purports to grant Awards on terms different from those set out in this Plan, the Award, or the grant of such Award will not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with this Plan.

9.3 Forfeiture and Repayment

(a) **Options**

   (i) Notwithstanding anything to the contrary in this Plan, in the event the Committee determines that a Participant has engaged in Detrimental Activity (a "**Forfeiture Event**") during the Participant's employment or within one year following the Participant's termination of employment for any reason (the "**Restricted Period**"), the Committee may, but is not obligated to, cancel any outstanding unexercised Options of such Participant (whether vested or unvested), by written notice to the Participant.

   (ii) If a Forfeiture Event occurs during the Restricted Period, the Committee may, but is not obligated to, require the Participant to pay to the Corporation an amount in cash up to (but not in excess of) the difference between the Exercise Price and Fair Market Value of each Option on the date of exercise with respect to any Common Shares for which an Option has been exercised within the period of one year prior to the date of the Forfeiture Event (the **"Forfeited Spread Amount"**).

(b) **Performance Share Units**

   (i) Notwithstanding anything to the contrary in the Plan, in the event the Committee determines that a Participant who Retired prior to the end of the Performance Period has engaged in Detrimental Activity on or before the date that is one year following the Participant's Retirement, the Committee may, but is not obligated to (i) withhold any amounts otherwise payable to the Participant pursuant to Performance Share Units and/or (ii) require the Participant to pay to the Corporation an amount in cash up to (but not in excess of) the value of any amounts paid out by the Corporation to the Participant pursuant to Performance Share Units (based on the value of such amounts as of the date the payments were made) (the **"Repayment Amount"**), as applicable.

(c) Any Forfeited Spread Amount or Repayment Amount, if applicable, shall be paid by the Participant within sixty (60) days of receipt from the Corporation of written notice requiring payment of such Forfeited Spread Amount or Repayment Amount. To the extent that such Forfeited Spread Amount or Repayment Amount, as applicable, is not paid to the Corporation, in addition to any other legal remedy that the Corporation may have, the Corporation may set off the amounts so payable to it against any amounts that may be owing from time to time by the Corporation or a subsidiary to the Participant, whether as wages, deferred compensation, severance entitlement or vacation pay or in the form of any other benefit or for any other reason, in a manner consistent with Section 409A, if applicable.

(d) For purposes of this **Section 9.3**, the term "Detrimental Activity" shall include:

(i) Engaging in any activity, including without limitation, as an officer, director, employee, principal, manager, agent, or consultant for another entity that directly competes or is seeking to compete with the Corporation or any Subsidiary in any actual product, service, or business activity (or in any product, service, or business activity which was under active development while the Participant was employed by the Corporation or a Subsidiary if such development is being actively pursued by the Corporation or a Subsidiary during the one-year period prior to the date on which the Participant engaged in the Detrimental Activity) in any territory in which the Corporation or a Subsidiary engages in any business activity or sells its products.

(ii) Soliciting or hiring, including without limitation, as an officer, director, employee, principal, manager, agent, or consultant for another entity, any individual who was employed by, or provided services as a consultant or contractor to, the Corporation or any Subsidiary at any time within the six months immediately preceding such solicitation or hire.

(iii) The disclosure to anyone outside the Corporation or a Subsidiary, or the use in other than the Corporation or a Subsidiary's business, without prior written authorization from the Corporation, of any confidential, proprietary or trade secret information or material relating to the business of the Corporation or its Subsidiaries, acquired by the Participant during his or her employment with the Corporation or its Subsidiaries or while acting as a consultant for the Corporation or its Subsidiaries thereafter. For greater certainty, nothing contained herein shall limit a Participant's ongoing obligations regarding confidentiality that may exist pursuant to any other agreement, Corporation policy or legal obligation imposed on such Participant.

(e) This **Section 9.3** shall apply notwithstanding any provision to the contrary in this Plan and is meant to provide the Corporation with rights in addition to any other remedy which may exist in law or in equity.

9.4 Recoupment Policy

Notwithstanding any other provision under this Plan, Participants and their Awards will be subject to the terms and conditions of the Corporation's Policy on Recoupment of Unearned Compensation (as previously adopted and, from time to time, amended by the Board), a copy of which will be distributed to each such Participant. In addition, notwithstanding anything in this Plan to the contrary, any Award Agreement may also provide for the cancellation or forfeiture of an award or the forfeiture and repayment to the Company of any gain related to an Award, or other provisions intended to have a similar effect, upon such terms and conditions as may be required by the Committee or under Section 10D of the Exchange Act and any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the Common Shares may be traded.

9.5 Fractions

No fractional Common Shares will be issued on the exercise or vesting of an Award. Except as otherwise provided in an Award Agreement, the Committee may, in its discretion, provide for the elimination of fractions or the settlement of fractions in cash.

9.6 Conditions of Exercise or Vesting

The Plan and each Award are subject to the requirement that if at any time the Board determines that the listing, registration or qualification of the Common Shares subject to such Award upon any stock exchange or under any provincial, state or federal law, or the consent or approval of any governmental body or stock exchange or of the holders of the Common Shares generally, is necessary or desirable, as a condition of, or in connection with, the granting of such Award or the issue or purchase of Common Shares thereunder, no such Award may be granted or exercised in whole or in part unless such listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Board. The Participants will, to the extent applicable, cooperate with the Corporation in relation to such listing, registration, qualification, consent or other approval and will have no claim or cause of action against the Corporation or any of its Directors or Officers as a result of any failure by the Corporation to obtain or to take any steps to obtain any such registration, qualification or approval.

9.7 Share-Based Awards in Substitution for Options or Awards Granted by Other Company

Awards may be granted under this Plan in substitution for or in conversion of, or in connection with an assumption of, stock options, stock appreciation rights, restricted share units, performance share units, or other share or share-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with the Corporation or any Subsidiary. Any conversion, substitution or assumption will be effective as of the close of the merger or acquisition, and, to the extent applicable, will be conducted in a manner that complies with Section 409A. The Awards so granted may reflect the original terms of the awards being assumed or substituted or converted for and need not comply with other specific terms of this Plan, and may account for Common Shares substituted for the securities covered by the original awards and the number of shares subject to the original awards, as well as any exercise or purchase prices applicable to the original awards, adjusted to account for differences in stock prices in connection with the transaction.

9.8 Expenses

All fees and expenses incurred by the Corporation in connection with this Plan will be borne by the Corporation. All expenses incurred by a Participant in connection with the grant, exercise or vesting of Awards, including all fees and expenses of financial or legal advisors retained by such Participant in connection therewith, will be borne by the Participant.

9.9 Withholding Taxes

To the extent that the Corporation is required to withhold federal, provincial, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other Person hereunder, and the amounts available to the Corporation for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other Person make arrangements satisfactory to the Corporation for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Committee) may include relinquishment of a portion of such benefit. A Participant will also make such arrangements in connection with the disposition of Common Shares acquired upon the exercise of Options with respect to this Plan.

9.10 Compliance with Section 409A

(a) To the extent applicable, it is intended that this Plan and any grants made hereunder comply with the provisions of Section 409A, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to U.S. Taxpayers. This Plan and any grants made hereunder will be administered in a manner consistent with this intent. Any reference in this Plan to Section 409A will also include any regulations or any other formal guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

(b) Neither a Participant nor any of a Participant's creditors or beneficiaries will have the right to subject any deferred compensation (within the meaning of Section 409A) payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A and notwithstanding anything herein to the contrary, any deferred compensation (within the meaning of Section 409A) payable to a Participant or for a Participant's benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owing by a Participant to the Corporation or any of its Subsidiaries.

(c) If, at the time of a Participant's separation from service (within the meaning of Section 409A), (i) the Participant will be a specified employee (within the meaning of Section 409A and using the identification methodology selected by the Corporation from time to time) and (ii) the Corporation makes a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Section 409A) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then the Corporation will not pay such amount on the otherwise scheduled payment date but will instead pay it, without interest, on the fifth business day of the seventh month after such separation from service.

(d) Notwithstanding any provision of this Plan and grants hereunder to the contrary, in light of the uncertainty with respect to the proper application of Section 409A, the Corporation reserves the right to make amendments to this Plan and grants hereunder as the Corporation deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A. In any case, a Participant will be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant's account in connection with this Plan and grants hereunder (including any taxes and penalties under Section 409A), and neither the Corporation nor any of its Affiliates will have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

(e) The Board will retain the power and authority to amend or modify this Plan to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without the approval of any Participant whose compensation is subject to Section 409A.

9.11 Rights of Participants

(a) No Participant has any claim or right to be granted an Award (including an Award granted in substitution for any Option that has expired pursuant to the terms and conditions of this Plan), and the granting of any Award is not to be construed as giving a Participant a right to remain in the employ of the Corporation or any Subsidiary.

(b) No Participant has any rights as a shareholder of the Corporation in respect of Common Shares issuable with respect to any Award (including the payment of dividends or other distributions) until the allotment and issuance to the Participant of a certificate or certificates in the name of the Participant or a statement of account representing such Common Shares; provided, however, that the Committee may, at the Date of Grant of Performance Share Units, provide for the payment of dividend equivalents to the holder thereof either in cash or in additional Common Shares, subject in all cases to deferral and payment on a contingent basis based on the Participant's earning of the Performance Share Units with respect to which such dividend equivalents are paid.

(c) The loss of existing or potential profit in Awards granted under this Plan will not constitute an element of damages in the event of termination of a Participant's employment or service in any office or otherwise. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Common Shares. Neither the Corporation nor any Subsidiary assumes any responsibility for the income or other tax consequences resulting to the Participants and they are advised to consult with their own tax advisors.

9.12 Termination of Employment

For purposes of any Award granted under the Plan, a Participant's employment with the Corporation or a Subsidiary will be considered to have terminated effective on the last day of the Participant's actual and active employment with the Corporation or Subsidiary whether such day is selected by agreement with the Participant or unilaterally by the Corporation or Subsidiary and whether with or without advance notice to the Participant; provided, however, that any period of absence on leave approved by the Corporation or a Subsidiary will not be considered an interruption or termination of service of any employee for any purposes of this Plan or Awards granted hereunder. For the avoidance of doubt, no period of notice, if any, or payment in lieu of notice that is given or ought to have been given under applicable law in respect of such termination of employment that follows or is in respect of a period after the Participant's last day of actual and active employment will be considered as extending the Participant's period of employment for the purposes of determining a Participant's entitlement under the Plan. The employment of a Participant with the Corporation will be deemed to have terminated for all purposes of the Plan if such Person is employed by or provides services to a Person that is a Subsidiary of the Corporation and such Person ceases to be a Subsidiary of the Corporation, unless the Committee determines otherwise.

9.13 No Trust

No trust will be established or funded with respect to Awards granted to Participants whose compensation is subject to Section 409A if such trust would cause income inclusion under Section 409A.

9.14 Indemnification

Every Director or member of the Committee will at all times be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such Director or member of the Committee may sustain or incur by reason of any action, suit or proceeding, taken or threatened against such Director or member of the Committee, otherwise than by the Corporation, for or in respect of any act done or omitted by such Director or member of the Committee in respect of this Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgment rendered therein. This will be in addition to any indemnification agreement between the Corporation and the Directors.

9.15 Survival

If any provision of this Plan is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part, if any, of such provision and all other provisions hereof will continue in full force and effect.

9.16 Successors and Assigns

The Plan will inure to the benefit of and be binding upon the Corporation, its successors and assigns.

9.17 Effective Date

This Plan was initially adopted by the Board on February 22, 2016, but will be effective as of the Effective Date. Should any changes to this Plan be required by any securities commission or other governmental body of any jurisdiction of Canada to which this Plan has been submitted or by any stock exchange on which the Common Shares may from time to time be listed, such changes will be made to this Plan as are necessary to conform with such requests and, if such changes are approved by the Board, this Plan, as amended, will remain in full force and effect in its amended form as of and from that date.

This Plan will remain in effect, unless sooner terminated as provided herein, until the tenth anniversary of the Effective Date, at which time it will terminate. After this Plan is terminated, no Awards may be granted hereunder but Awards previously granted will remain outstanding in accordance with their applicable terms and conditions and this Plan's terms and conditions.

9.18 Governing Law

This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of Saskatchewan and the laws of Canada applicable therein.

Appendix B

Board of Directors Charter

1. PURPOSE AND ROLE

The Board of Directors (the "Board") of Potash Corporation of Saskatchewan Inc. (the "Corporation") is responsible for the stewardship and oversight of the management of the Corporation and its global business. It has the statutory authority and obligation to protect and enhance the assets of the Corporation in the interest of all shareholders.

Although Directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation and its shareholders must be paramount at all times.

The involvement and commitment of Directors is evidenced by regular Board and Committee meeting attendance, preparation, and active participation in setting goals and requiring performance in the interest of shareholders.

2. COMPOSITION

The Board shall be comprised of that number of Directors as shall be determined from time to time by the Board, in accordance with the Corporation's articles, bylaws and applicable laws.

3. MEETINGS

The time at which and place where the meetings of the Board shall be held and the calling of the meetings and procedure in all things at such meetings shall be determined by the Board in accordance with the Corporation's articles, bylaws and applicable laws.

The agenda for each Board meeting shall be established by the CEO and the Board Chair, taking into account suggestions from other members of the Board. Meeting materials and information shall be distributed in advance of each meeting so as to provide adequate time for review. The Board has a policy of holding one meeting each year at one of the Corporation's operating facilities. Site visits by the Board and meetings with senior management of the facility are incorporated into the itinerary.

Directors are expected to attend, in person or via tele- or video-conference, all meetings of the Board and the Committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a Director's absence from a meeting is unavoidable, the Director should, as soon as practicable after the meeting, contact the Board Chair, the CEO, or the Corporate Secretary for a briefing on the substantive elements of the meeting.

4. CHAIR

The Chair of the Board shall have the duties and responsibilities set forth in the "Chair of the Board of Directors Position Description."

5. RESPONSIBILITIES

The Board operates by delegating certain of its responsibilities to management and reserving certain powers to itself. Its principal duties fall into six categories:

• Overseeing and approving on an ongoing basis the Corporation's business strategy and strategic planning process;

• Selection of the management;

• Setting goals and standards for management, monitoring their performance and taking corrective action where necessary;

• Approving policies, procedures and systems for implementing strategy, managing risk, and ensuring the integrity of the Corporation's internal control and management information systems;

• Adopting a communications policy and reporting to shareholders on the performance of the business;

• Approval and completion of routine legal requirements.

5.1 Strategy Determination

(a) The Board has the responsibility to participate, as a whole and through its Committees, in identifying the objectives and goals of the business as well as the associated risks, and the strategy by which it proposes to reach those goals and mitigate such risks. The Board shall adopt a strategic planning process and shall approve, on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business.

(b) The Board has the responsibility to ensure congruence between shareholder expectations, company plans and management performance.

5.2 Selection of the Management

(a) The Board retains the responsibility for managing its own affairs, including planning its composition, selecting its Chair, nominating candidates for election to the Board, appointing Committees and determining Director compensation.

(b) The Board has the responsibility for the appointment and replacement of a Chief Executive Officer ("CEO") of the Corporation, for monitoring CEO performance, determining CEO compensation, and providing advice and counsel in the execution of the CEO's duties.

(c) The Board has the responsibility for approving the appointment and remuneration of all corporate officers, acting upon the advice of the CEO.

(d) The Board has the responsibility for, to the extent feasible, satisfying itself as to the integrity of the CEO and the other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

(e) The Board has the responsibility for ensuring that adequate provision has been made for management succession (including appointing, training and monitoring senior management).

5.3 Monitoring and Acting

(a) The Board has the responsibility for monitoring the Corporation's progress towards its goals, and revising and altering its direction in light of changing circumstances.

(b) The Board has the responsibility for taking action when performance falls short of its goals or when other special circumstances (for example mergers and acquisitions or changes in control) warrant it.

5.4 Policies and Procedures

(a) The Board has the responsibility for developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.

(b) The Board has the responsibility for approving and monitoring compliance with all significant policies, procedures and internal control and management systems by which the Corporation is operated.

(c) The Board has responsibility for ensuring that the Corporation operates at all times within applicable laws and regulations, and to high ethical and moral standards.

5.5 Reporting to Shareholders

(a) The Board has the responsibility for adopting a communications policy for the Corporation, including adopting measures for receiving feedback from stakeholders.

(b) The Board has the responsibility for ensuring that the financial performance of the Corporation is reported to shareholders on a timely, regular and non-selective basis.

(c) The Board has the responsibility for ensuring that the financial results are reported fairly, and in accordance with generally accepted accounting principles.

(d) The Board has the responsibility for timely and non-selective reporting of any other developments that have a significant and material impact on the value of the shareholders' assets.

(e) The Board has the responsibility for reporting annually to shareholders on its stewardship for the preceding year.

(f) The Board has the responsibility for approving any payment of dividends to shareholders.

5.6 Legal Requirements

(a) The Board is responsible for ensuring that legal requirements, documents and records have been properly prepared, approved and maintained.

5.7 Other

(a) On an annual basis, this Board Charter shall be reviewed and assessed, and any proposed changes shall be submitted to the Board for consideration.

(b) Any security holder may contact the Board by email or by writing to the Board c/o the Corporate Secretary. Matters relating to the Corporation's accounting, internal accounting controls or auditing matters will be referred to the Audit Committee. Other matters will be referred to the Board Chair.

Appendix C
Audit Committee Charter

1. PURPOSE

1.1 The Audit Committee (the "Committee") is a standing committee of the Board of Directors of Potash Corporation of Saskatchewan Inc. (the "Corporation"). Its purpose is to assist the Board of Directors in fulfilling its oversight responsibilities for (i) the integrity of the Corporation's financial statements, (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the auditors of the Corporation (the "external auditors"), and (iv) the performance of the Corporation's internal audit function and external auditors. The Committee will also prepare the report that is, under applicable legislation and regulation, required to be included in the Corporation's annual proxy statement and circular.

2. AUTHORITY

2.1 The Committee has authority to conduct or authorize investigations into any matter within its scope of responsibility. It is empowered to:

(a) Determine the public accounting firm to be recommended to the Corporation's shareholders for appointment as external auditors, and, subject to applicable law, be directly responsible for the compensation and oversight of the work of the external auditors. The external auditors will report directly to the Committee.

(b) Resolve any disagreements between management and the external auditors regarding financial reporting.

(c) Pre-approve all auditing and permitted non-audit services performed by the Corporation's external auditors.

(d) Retain independent counsel, accountants, or others to advise the Committee or assist in its duties.

(e) Seek any information it requires from employees — all of whom are directed to cooperate with the Committee's requests — or external parties.

(f) Meet with the Corporation's officers, external auditors or outside counsel, as necessary.

(g) Delegate authority, to the extent permitted by applicable legislation and regulation, to one or more designated members of the Committee, including the authority to pre-approve all auditing and permitted non-audit services, providing that such decisions are presented to the full Committee at its next scheduled meeting.

3. COMPOSITION

3.1 The Committee shall consist of at least three and no more than six members of the Board of Directors.

3.2. The Corporate Governance and Nominating Committee will recommend to the Board of Directors members for appointment to the Committee and the Chair of the Committee. Only independent Directors shall be entitled to vote on any Board resolution approving such recommendations.

3.3. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

3.4. Each Committee member shall be independent according to the independence standards established by the Board of Directors, and all applicable corporate and securities laws and stock exchange listing standards.

3.5. Each Committee member will also be financially literate. At least one member shall be designated as the "financial expert", as defined by applicable legislation and regulation. No Committee member shall simultaneously serve on the audit committees of more than two other public companies.

4. MEETINGS

4.1 A majority of the members of the Committee shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members present at a meeting duly called and held. All Committee members are expected to attend each meeting, in person or via tele- or video-conference. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully as effective as if it had been made at a meeting duly called and held.

4.2. The Committee will meet at least once each fiscal quarter, with authority to convene additional meetings, as circumstances require. The Committee will invite other members of the Board of Directors, members of management, internal auditors or others to attend meetings and provide pertinent information, as necessary. External auditors shall be entitled to receive notice of every meeting of the Committee and to attend and be heard thereat. The Committee will meet separately, periodically, with management, with internal audit and with external auditors. The Committee will also meet periodically in camera. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials.

4.3. The time at which and place where the meetings of the Committee shall be held and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided that meetings of the Committee shall be convened whenever requested by the external auditors or any member of the Committee in accordance with the Canada Business Corporations Act (the "CBCA"). Following a Committee meeting, the Committee Chair shall report on the Committee's activities to the Board of Directors at the next Board of Directors meeting. The Committee shall keep and approve minutes of its meetings in which shall be recorded all action taken by it, which minutes shall be available as soon as practicable to the Board of Directors.

5. CHAIR

5.1 The Chair of the Committee shall have the duties and responsibilities set forth in Appendix "A".

6. RESPONSIBILITIES

There is hereby delegated to the Committee the duties and powers specified in section 171 of the CBCA and, without limiting these duties and powers, the Committee will carry out the following responsibilities.

6.1 Financial Statements

(a) Review significant accounting and reporting issues and understand their impact on the financial statements. These issues include:

  (i) complex or unusual transactions and highly judgmental areas;

  (ii) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles; and

  (iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.

(b) Review analyses prepared by management and/or the external auditors, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of new or revised IFRS methods on the financial statements.

(c) Review both U.S. GAAP (where applicable) and IFRS issues and any reconciliation issues from IFRS to U.S. GAAP.

(d) Review with management and the external auditors the results of the audit, including any difficulties encountered. This review will include any restrictions on the scope of the external auditors' activities or on access to requested information, and the resolution of any significant disagreements with management.

(e) Review and discuss the annual audited financial statements and quarterly financial statements with management and the external auditors, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A"), including the discussion of critical accounting estimates included therein.

(f) Review and discuss the unaudited annual financial statements prior to the Corporation's year-end earnings release.

(g) Review the annual financial statements and MD&A and make a determination whether to recommend their approval by the Board of Directors.

(h) Approve the quarterly financial statements and MD&A prior to their release.

(i) Review disclosures made by the Chief Executive Officer and the Chief Financial Officer during the Forms 10-K and 10-Q certification process about significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Corporation's internal controls.

(j) Review and discuss earnings press releases prior to their release (particularly use of "pro forma" information or other non-IFRS financial measures), as well as financial information and earnings guidance provided externally, including to analysts and rating agencies.

(k) Review management's internal control report and the related attestation by the external auditors of the Corporation's internal controls over financial reporting.

6.2. Internal Control

(a) Consider the effectiveness of the Corporation's internal control system, including information technology security and control.

(b) Understand the scope of internal audit's and external auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

(c) As requested by the Board of Directors, discuss with management, internal audit and the external auditors the Corporation's major risk exposures (whether financial, operational or otherwise), the adequacy and effectiveness of the accounting and financial controls, and the steps management has taken to monitor and control such exposures.

(d) Annually review the Corporation's disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

(e) Discuss with the Chief Financial Officer and, as is in the Committee's opinion appropriate, the Chief Executive Officer, all elements of the certification required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

6.3. Internal Audit

(a) Review with management, the external auditors and internal audit the charter, plans, activities, staffing and organizational structure of the internal audit function.

(b) Ensure there are no unjustified restrictions or limitations on the functioning of the internal audit department, and review and concur in the appointment, replacement, or dismissal of the Vice President, Internal Audit.

(c) Review the effectiveness of the internal audit function, including conformance with The Institute of Internal Auditors' International Standards for the Professional Practice of Internal Auditing, the Definition of Internal Auditing and the Code of Ethics.

(d) On a regular basis, meet separately with the Vice President, Internal Audit to discuss any matters that the Committee or the Vice President, Internal Audit believes should be discussed privately.

6.4. External Audit

(a) Review the external auditors' proposed audit scope and approach, (including coordination of audit effort with internal audit) and budget.

(b) Oversee the work and review the performance of the external auditors, and make recommendations to the Board regarding the appointment or discharge of the external auditors. In performing this oversight and review, the Committee will:

(i) At least annually, obtain and review a report by the external auditors describing (A) the external auditors' internal quality control procedures; (B) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (C) (to assess the auditor's independence) all relationships between the external auditors and the Corporation.

(ii) Take into account the opinions of management and internal audit.

(iii) Review and evaluate the lead partner of the external auditors.

(c) On an annual basis receive and review from the external auditors a report on items required to be communicated to the Committee by applicable rules and regulations.

(d) Ensure the rotation of the lead audit partner every five years and other audit partners every seven years, and consider whether there should be regular rotation of the audit firm itself.

(e) Present its conclusions with respect to the external auditors to the full Board of Directors.

(f) Set clear hiring policies for employees or former employees of the present or former external auditors.

(g) On a regular basis, meet separately with the external auditors to discuss any matters that the Committee or external auditors believe should be discussed privately.

6.5. Compliance

(a) Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any instances of non-compliance.

(b) Establish procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(c) Review the findings of any examinations by regulatory agencies, and any external auditors observations made regarding those findings.

(d) Review the process for communicating the Core Values and Code of Conduct to Corporation personnel, and for monitoring compliance therewith.

(e) Obtain regular updates from management and the Corporation's legal counsel regarding compliance matters.

6.6. Reporting Responsibilities

(a) Regularly report to the Board of Directors about Committee activities and issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, the performance and independence of the Corporation's external auditors, and the performance of the internal audit function.

(b) Provide an open avenue of communication between internal audit, the external auditors, and the Board of Directors.

(c) Report annually to shareholders, describing the Committee's composition, responsibilities and how they were discharged, and any other information required by applicable legislation or regulation, including approval of non-audit services.

(d) Review any other reports the Corporation issues that relate to Committee responsibilities.

6.7. Other Responsibilities

(a) Discuss with management the Corporation's major policies with respect to risk assessment and risk management.

(b) Perform other activities related to this Committee Charter as requested by the Board of Directors.

(c) Institute and oversee special investigations as needed.

(d) Ensure appropriate disclosure of this Committee Charter as may be required by applicable legislation or regulation.

(e) Confirm annually that all responsibilities outlined in this Committee Charter have been carried out.

(f) Receive and review, at least quarterly, a report prepared by the Corporation's Natural Gas Hedging Committee and, if the Corporation's hedged position is outside approved guidelines, determine the reasons for the deviation and any action which will be taken as a result.

(g) Annually review the Corporation's natural gas hedging policy statement, currency conversion policy and external borrowing policy with respect to the use of derivatives and swaps.

(h) Receive and review, at least annually and in conjunction with the HR&C Committee, a report on pension plan governance including a fund review and retirement plan accruals.

7. FUNDING

7.1 The Corporation shall provide for appropriate funding, as determined by the Committee, for (i) compensation to the external auditors for the purpose of preparing or issuing an audit report or performing other audit review or attest services as pre-approved by the Committee; (ii) compensation to any outside experts employed by the Committee; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

8. OTHER

8.1 The Committee shall conduct an evaluation of the Committee's performance and this Audit Committee Charter, including Appendix "A" attached hereto, at least annually, and recommend to the Board of Directors such Committee Charter changes as the Committee deems appropriate.

8.2. Authority to make minor technical amendments to this Committee Charter is hereby delegated to the Secretary of the Corporation who will report any amendments to the Board of Directors at its next meeting.

Appendix "A"

POTASH CORPORATION OF SASKATCHEWAN INC.

Audit Committee Chair Position Description

In addition to the duties and responsibilities set out in the Board of Directors Charter and any other applicable charter, mandate or position description, the chair (the "Chair") of the Audit Committee (the "Committee") of Potash Corporation of Saskatchewan Inc. (the "Corporation") has the duties and responsibilities described below.

1. Provide overall leadership to facilitate the effective functioning of the Committee, including:

   (a) overseeing the structure, composition, membership and activities delegated to the Committee;

   (b) chairing every meeting of the Committee and encouraging free and open discussion at meetings of the Committee;

   (c) scheduling and setting the agenda for Committee meetings with input from other Committee members, the Chair of the Board of Directors and management as appropriate;

   (d) facilitating the timely, accurate and proper flow of information to and from the Committee;

   (e) arranging for management, internal and external auditors and others to attend and present at Committee meetings as appropriate;

   (f) arranging sufficient time during Committee meetings to fully discuss agenda items;

   (g) encouraging Committee members to ask questions and express viewpoints during meetings; and

   (h) taking all other reasonable steps to ensure that the responsibilities and duties of the Committee, as outlined in its Charter, are well understood by the Committee members and executed as effectively as possible.

2. Foster ethical and responsible decision making by the Committee and its individual members.

3. Encourage the Committee to meet in separate, regularly scheduled, non-management, closed sessions with the internal auditor and the independent auditors.

4. Following each meeting of the Committee, report to the Board of Directors on the activities, findings and any recommendations of the Committee.

5. Carry out such other duties as may reasonably be requested by the Board of Directors.

Appendix D
HR&C Committee Responsibilities and Procedures

As described in the HR&C Committee's charter, the HR&C Committee has the responsibility to:

- review and approve on an annual basis the corporate goals and objectives relevant to the compensation of our CEO. The HR&C Committee evaluates at least once a year the CEO's performance in light of established goals and objectives and, based on such evaluation, together with all other independent members of the Board, determines and approves the CEO's annual compensation, including, as appropriate, salary, bonus, incentive and equity compensation;

- review and approve on an annual basis the evaluation process and compensation structure for our executive officers, including an annual Executive Salary Administration Program under which the parameters for salary adjustments for officers are established;

- review and make recommendations to the Board with respect to the adoption, amendment and termination of our management incentive-compensation and equity-compensation plans, oversee their administration and discharge any duties imposed on the HR&C Committee by any of those plans;

- assess the competitiveness and appropriateness of our policies relating to the compensation of the executive officers;

- participate in the long-range planning for executive development and succession, and develop a CEO succession plan;

- develop the HR&C Committee's annual report on executive compensation for inclusion in our Management Proxy Circular, in accordance with applicable rules and regulations, and review and approve, prior to publication, the compensation sections of the Management Proxy Circular;

- review the general design and make-up of our broadly applicable benefit programs as to their general adequacy, competitiveness, internal equity and cost effectiveness;

- annually review the performance of our pension and other retirement benefit plans;

- review periodically executive officer transactions in our securities and approve such transactions as appropriate for their exemption from short-swing profit liability under Section 16(b) of the Exchange Act;

- consider and review the independence of its compensation advisors in accordance with applicable NYSE rules;

- annually review and recommend to the Board a compensation package for our directors;

- oversee and periodically review the Corporation's diversity and inclusion initiatives, including Aboriginal outreach efforts; and

- perform other review functions relating to management compensation and human resources policies as the HR&C Committee deems appropriate.

As the chief human resources officer, the Senior Vice President, Human Resources and Administration is the Corporation's representative to the HR&C Committee and provides the HR&C Committee with information and input on corporate compensation and benefits philosophy and plan design, succession planning, program administration and the financial impact of director, executive and broad-based employee compensation and benefit programs. In addition, the Vice President, Human Resources and Administration provides information to and works with the HR&C Committee's executive compensation consultant as directed by the HR&C Committee.

Compensation Approval Process

The following chart summarizes the approval process for the compensation of our Chief Executive Officer and our Named Executive Officers.


BOARD OF DIRECTORS
CHIEF EXECUTIVE OFFICER COMPENSATION
HUMAN RESOURCES AND COMPENSATION COMMITTEE
Towers Watson
OTHER NAMED EXECUTIVE OFFICER COMPENSATION
Human Resources
Chief Executive Officer

HR&C Committee 2015 Annual Work Plan

The HR&C Committee's 2015 Annual Work Plan, which summarizes actions taken and matters reviewed by the HR&C Committee during 2015, is as follows:

Committee Action	Jan	Feb	May	Jul	Oct	Nov	Board Action	Notes
Review CEO succession plan, management structure, and executive development.	●						Information Only	
Approve CEO's recommendation of EMT's compensation	●						Approve	
Evaluate CEO's performance in light of goals, base pay and total compensation determined	●						Approve	
Recommend CEO's goals relevant to compensation for the next year	●						Approve	
Approve Short-term incentive plan's awards and costing for the upcoming year, based upon approved budget targets	●						Approve	
Approve Short-term incentive plan payouts for EMT, and in total	●						Approve	
Recommend Short-term incentive plan payouts for CEO	●						Approve	
Recommend Estimate of total annual projected Performance Option Plan grant requirements	●						Approve	
Review Draft of Human Resources & Compensation Committee Report for annual Proxy Circular	●						Information Only	
Review Compensation program risk assessment	●						Information Only	
Review Compensation consultant independence	●						Information Only	
Review Executive Compensation Philosophy to support the business objectives	●						Information Only	
Recommend Cash medium-term incentive plan payouts for CEO	● (every 3 years)						Approve	

Committee Action	Jan	Feb	May	Jul	Oct	Nov	Board Action	Notes
Approve Cash medium-term incentive plan payouts for EMT, and in total	● (every 3 years)						Approve	
Review Execution of stock sales and ownership levels: • CEO, EMT and Board; review dilution	●		●	●		●	Information Only	
Review Emerging issues in executive compensation	●		●	●		●	Information Only	
Review Diversity and Inclusion Strategy	●		●	●		●	Information Only	
Approve Report on executive compensation for the annual proxy circular		●					Approve as part of proxy circular	
Recommend Performance option grants for CEO, EMT, and in total; reserve analysis and dilution			●				Approve	
Review Top 10 Executive Tally Sheet			●				Information Only	
Review Incentive program re-design — update on progress			●	●	●	●	Information Only	Review also conducted in September
Review Peer group/comparator analysis			● (every 2 years as required)				Information Only	
Recommend Board Compensation Annual Review				●			Approve	
Review Labour relations environment				●			Information Only	
Review (with Audit Committee) Retirement benefits, including fund review, retirement plan accruals, and other				●			Information Only	
Review Pay for Performance Analysis				●			Information Only	
Review Interim update on CEO goals				●			Information Only	
Review Status report on short-term performance measures and projected incentive payments				●		●	Information Only	

Committee Action	Jan	Feb	May	Jul	Oct	Nov	Board Action	Notes
Recommend Other risk categories assigned to the Human Resources & Compensation Committee (may be with the Audit Committee)				● (every 2 years)			Approve	
Approve Peer group/comparator analysis				● (every 2 yrs/as required)			Approve	
Recommend Salary Administration: Merit and range adjustments and budget for next year					●		Approve as part of final budget	
Review of EMT total compensation structure (including competitiveness)						●	Information Only	
Review Staff succession planning, leadership development and performance management						●	Information Only	
Review Report on sustainability performance						●	Information Only	
Review HR & Compensation Committee self-evaluation and charter review						●	Information Only	
Recommend Executive Management Team (EMT) changes (as occur)							Approve	
Recommend any significant plan changes (as needed) • Incentive and equity plans; • Other plans (may be in conjunction with Audit Committee)							Approve as Necessary	

Appendix E

Shareholder Proposal

The following shareholder proposal (the "Proposal") has been submitted by certain shareholders for consideration at the Meeting. This Proposal and its supporting statements represent the views of the submitting shareholders. The Corporation is legally required to include the Proposal in this Management Proxy Circular. For the reasons set out below, the Board and management oppose the Proposal. The submitting shareholders are The Congregation of the Sisters of Mercy of Newfoundland — Mercy Futures (CIBC), The Congregation of the Sisters of Mercy of Newfoundland — The Mercy Futures FD (JF) and Meritas Jantzi Social Index Fund. The Proposal and supporting statement are set out verbatim below in italics.

Proposal

RESOLVED that PotashCorp commission and make public an independent assessment of its own human rights responsibilities in relation to sourcing phosphate rock from Western Sahara, having regard to the UN Guiding Principles on Business and Human Rights and associated international human rights standards.

Supporting Statement

Companies operating in countries with conflict or weak rule of law face serious risks to shareholder value, reputation and social license to operate, as well as potential legal risks, particularly if companies are seen as responsible for, or complicit in, human rights violations.

PotashCorp purchases phosphate from Office Chérifien des Phosphates (OCP), a Moroccan state-owned enterprise operating in Western Sahara. Western Sahara is a disputed "Non Self Governing Territory", part of which is currently controlled and administered by Morocco. Morocco's claim of sovereignty over the Western Sahara is not recognized by the International Court of Justice or the United Nations (UN).

The UN has affirmed the right of the Sahrawi people to self-determination. The UN Under-Secretary-General for Legal Affairs determined that "if ... exploration and exploitation activities were to proceed in disregard of the interests and wishes of the people of Western Sahara, they would be in violation of the principles of international law applicable to mineral resource activities in Non Self-Governing Territories."[1]

Since the 2015 PotashCorp AGM, the legal and reputational risks related to extraction of resources from Western Sahara have been growing:

- *In September 2015, the United Nations Committee on Economic, Social and Cultural Rights called on Morocco to respect the free, prior and informed consent of the Saharan people regarding the use of their natural resources*

- *On October 14, 2015, the African Union issued a legal opinion on Western Sahara concluding that, "Any exploration and exploitation of renewable or non-renewable natural resources by Morocco, any other State, group of States or foreign companies in Western Sahara is contrary to the UN Charter, customary international law and therefore illegal as it violates international law";*

- *In October 2015, the UK High Court ruled that a complaint against importations to the European Union of Moroccan products originating in Western Sahara could proceed in the Court of Justice of the European Union, potentially adding to legal risks for companies that extract products from the territory; and*

- *In 2016, Morocco's human rights record is under review by the UN Human Rights Council.*

PotashCorp has summarized its efforts at due diligence, but the fact that no reports done by an independent party have been made publicly available makes it impossible for investors to assess the scope of assessments, criteria used, and qualifications of assessors, nor to what extent the authoritative United Nations Guiding Principles on Business and Human Rights were used as benchmarks for determining the responsibilities of Potash.

---

[1]   Letter from the Under-Secretary-General for Legal Affairs to the Security Council, 2002

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE <u>AGAINST</u> THE PROPOSAL FOR THE FOLLOWING REASONS:

PotashCorp, through a wholly owned U.S. subsidiary, purchases phosphate rock from the Moroccan company OCP, S.A. ("OCP") which operates in the Boucraâ region of Western Sahara. This rock is used at one of our 17 facilities which requires very specific phosphate rock to meet the requirements under a long-term contract with a large customer that produces food-grade phosphoric acid. We have concluded that the use of phosphate rock from other sources, including from our own mines in the United States, is not a viable option.

PotashCorp has no physical presence, owns no assets and conducts no operations in the Boucraâ region of Western Sahara, and the phosphate rock which we purchase from OCP represents a minor portion of the phosphate rock we process company-wide. We are, however, mindful of the dispute between the Kingdom of Morocco and parties who claim to represent the interests of the inhabitants of Western Sahara. We also take our human rights responsibilities and obligations very seriously and strive to maintain the highest level of ethics and integrity in our purchasing processes.

Our objective regarding these matters is to ensure that our business relationship with OCP lives up to our Core Values and Code of Conduct as well as the international standards, trade and customs laws applicable to a purchaser who seeks to maintain an ethical and sustainable supply chain. PotashCorp — and its U.S. subsidiary — have consistently adhered to applicable trade and customs laws regarding the purchase of phosphate rock from OCP. Neither the U.N. nor any other competent legal authority has concluded that the production and use of phosphate rock from Western Sahara is in violation of international law. Like so many interested parties to the dispute, we are looking forward to a peaceful resolution and are encouraged by Morocco's autonomy plan for Western Sahara which has been well received by the international community. In the absence of a permanent resolution, a distinction must be made between political issues and the legal and other responsibilities placed on companies operating in the region or having business relations with companies operating in the region.

As an ethical company and as part of our ongoing efforts to operate with transparency, we have thoughtfully studied the issues surrounding Western Sahara and are committed to providing updates on these matters to our stakeholders. We know that living up to our commitments according to applicable trade and customs laws is not necessarily enough. That is why we are committed to our Core Values and Code of Conduct, which define the standards that we abide by in our daily actions. Our Core Values and Code of Conduct help us fulfill our broader responsibilities by outlining our commitments to integrity, describing our principles of conduct and guiding ethical decision making. Beyond our own actions as a company, we are committed to ensuring that our suppliers not only comply with international law and labor practices, but the high ethical standards defined in our Core Values and Code of Conduct.

Members of PotashCorp's senior management team have visited Western Sahara — touring the PhosBoucraâ operations and community of Laayoune — to observe firsthand the economic and social conditions, including the very real opportunities for employment, investment and infrastructure taking place in the region. We saw for ourselves the impact of OCP's activities to promote not only investment in the community but in its people too. Our investigations and efforts in respect of these issues were summarized in an August 2014 report, which we updated in November 2015 and have made available on our website. This report details our due diligence efforts including professional advice from independent advisors.

In 2013 and 2015 we obtained and reviewed legal opinions provided by highly respected global law firms, which concluded that OCP's operations in the region directly benefit the people of the region and are consistent with international legal obligations. We also obtained a copy of reports, conducted by a globally recognized accounting firm, prepared in connection with the legal opinions. The reports from the accounting firm capture the economic and social impacts and the sustainability of OCP's operations in the region. In 2013, members of PotashCorp's management team met with the authors of the legal opinions and supporting reports and we discussed the nature, scope and results of their work.

From this rigorous due diligence, we are comfortable that the highest standards have been applied in assessing OCP's obligations, and that significant benefits continue to be harvested by the local population in Western Sahara — including education and employment, local spending, community investment and other direct impacts.

As a result of the foregoing, we believe the Corporation's past efforts and our ongoing monitoring of the present situation in Western Sahara already adequately responds to the Proposal and that the Proposal would add nothing of value to shareholders and stakeholders of PotashCorp. In addition, the Proposal is overly broad and makes no allowance for the protection of confidential and commercially sensitive information.

We note that substantially the same proposal was submitted by the proponents and was presented to shareholders at last year's annual meeting and 93.28% of the shares represented at that meeting were voted against the proposal.

For the reasons described above, the Board believes that the Proposal is not in the best interests of the Corporation.

The Board recommends that shareholders vote <u>AGAINST</u> this Proposal.